Filed pursuant to 424(b)(3)
Registration Nos. 333-87250 through 333-87250-46
PROSPECTUS

$200,000,000

WCI Communities, Inc.

Offer to Exchange All Outstanding 9 1/8% Senior Subordinated Notes due 2012 for 9 1/8% Senior Subordinated Notes due 2012, which have been registered under the Securities Act of 1933

Unconditionally Guaranteed on a Senior Subordinated Basis by All Our Current Subsidiaries

        The Exchange Offer

•	We will exchange all outstanding notes that are validly tendered and not validly withdrawn for an equal principal amount of exchange notes that are freely tradeable, except in limited circumstances described below.

•	You may withdraw tenders of outstanding notes at any time prior to the expiration of the exchange offer.

•	The exchange offer expires at 5:00 p.m., New York City time, on June 3, 2002, unless extended. We do not currently intend to extend the expiration date.

•	The exchange of outstanding notes for exchange notes in the exchange offer will not be a taxable event for U.S. federal income tax purposes.

•	We will not receive any proceeds from the exchange offer.

The Exchange Notes

•	The exchange notes are being offered in order to satisfy certain of our obligations under the registration rights agreements entered into in connection with the placement of the outstanding notes.

•	The terms of the exchange notes to be issued in the exchange offer are substantially identical to the outstanding notes, except that the exchange notes will be freely tradeable, except in limited circumstances described below.

Resales of Exchange Notes

•	The exchange notes may be sold in the over-the-counter market, in negotiated transactions or through a combination of such methods.

If you are a broker-dealer and you receive exchange notes for your own account, you must acknowledge that you will deliver a prospectus in connection with any resale of the exchange notes. By making such acknowledgment, you will not be deemed to admit that you are an “underwriter” under the Securities Act of 1933. Broker-dealers may use this prospectus in connection with any resale of exchange notes received in exchange for outstanding notes where the outstanding notes were acquired by the broker-dealer for use in any such resale of a period of up to 180 days after the date of the prospectus. A broker-dealer may not participate in the exchange offer with respect to outstanding notes acquired other than as a result of market-making activities or trading activities. See “Plan of Distribution.”

If you are an affiliate of WCI Communities, Inc. or are engaged in, or intend to engage in, or have an agreement or understanding to participate in, a distribution of the exchange notes, you cannot rely on the applicable interpretations of the Securities and Exchange Commission and you must comply with the registration requirements of the Securities Act of 1933 in connection with any resale transaction.

You should consider carefully the risk factors beginning on page 14 of this prospectus before participating in the exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 3, 2002

i

PROSPECTUS SUMMARY

      This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that is important to you in making a decision to exchange the outstanding notes for the exchange notes. Unless the context otherwise requires, all references to “WCI,” “WCI Communities,” the “Company,” “we,” “us” or “our” include WCI Communities, Inc. and its subsidiaries and predecessors as a combined entity. All references to “Watermark” or “Watermark Communities” mean Watermark Communities Inc. together with each of the five related entities that were acquired by Watermark Communities in November 1998. In August 2001, Watermark was merged into WCI with WCI as the surviving corporation.

OUR BUSINESS

      We are a fully integrated homebuilding and real estate services company with over 50 years of experience in the design, construction and operation of leisure-oriented, amenity-rich master-planned communities targeting affluent homebuyers. We offer a full complement of products and services to enhance our customers’ lifestyles and increase our recurring revenues. We have developed master-planned communities where today there are over 150,000 residents who enjoy lifestyle amenities such as award-winning golf courses, country clubs, deep-water marinas, tennis and recreational facilities, luxury hotels, upscale shopping and a variety of restaurants.

      Our master-planned communities are in Florida, a highly sought-after retirement and leisure-oriented home destination, and one of the nation’s fastest growing economies. We typically begin a master-planned community by purchasing undeveloped or partially developed real estate. We design and develop community infrastructure and amenity improvements and build a full range of homes for sale to primary, second and retirement homebuyers.

      Our revenues, earnings before interest and taxes (EBIT), net income and EBIT margin were $1,110.3 million, $224.9 million, $102.2 million and 20.3%, respectively, for the year ended December 31, 2001 as compared to $882.2 million, $177.8 million, $81.9 million and 20.2%, respectively, for the year ended December 31, 2000. Over the five year period ended December 31, 2001, our revenues and EBIT increased at compounded annual growth rates of 38.3% and 40.3%, respectively.

      As of December 31, 2001, we had homebuilding contract backlog of $738.2 million, a 40.3% increase from $526.1 million as of December 31, 2000.

      Our business lines include homebuilding, amenities operations, real estate services and parcel and lot sales, each of which contributes to our profitability.

•	Homebuilding. We believe the breadth of our homebuilding activities and the scope of our target market distinguishes us from our competitors. Our proprietary marketing system reaches prospective purchasers locally, regionally, nationally and internationally.

•	Single- and multi-family homes: We design, sell and build single- and multi-family homes serving primary, second and retirement homebuyers. These homes range from approximately 1,100 square feet to 8,000 square feet and are priced from $100,000 to $3.9 million, with an average sales price for the year ended December 31, 2001 of $328,000. We build most of these homes within our master-planned communities, where we create attractive amenities through affiliations with hotel operators and golf course designers such as The Ritz-Carlton, Raymond Floyd and Greg Norman. We believe that this approach increases the value of our homes and communities and helps us attract affluent purchasers.

•	Mid-rise and high-rise tower residences: Unlike our traditional homebuilding competitors, we also design, sell and build luxury towers. Residences in these towers, which primarily target affluent, leisure-oriented home purchasers, range from approximately 900 square feet to 13,500 square feet and are priced from $100,000 to over $10 million, with an average sales price for the year ended December 31, 2001 of $1,139,000. Our sales contracts for these towers require substantial non-refundable cash deposits, generally ranging from 20% to 30% of the purchase price, and we typically do not start construction of the towers until there are sufficient pre-sales to cover the majority of the costs to construct the towers.

•	Amenities Operations. Our amenities, including golf, marina and recreational facilities, serve as the recreational and social hubs of each of our communities and enhance the marketability and sales value of the residences that surround each amenity. We design and construct the amenities in our communities. We profit from the sale of country club memberships and marina slips and by retaining ownership of some income producing properties.

•	Real Estate Services. We provide real estate services, such as real estate brokerage, title insurance, mortgage banking and property management to enhance our position as an integrated provider of residential products and services. We are the exclusive real estate brokerage franchisee of Prudential Real Estate Affiliates, Inc. in six regions in Florida.

•	Parcel and Lot Sales. We strategically sell parcels and lots within our communities to developers for the construction of commercial, industrial and rental properties that we do not ordinarily develop. We also sell selected lots directly to buyers for the design and construction of large custom homes.

BUSINESS STRATEGY

      Among the fifteen largest public homebuilding companies as measured by market capitalization, we currently generate the highest margins, with a 20.3% EBIT margin for the year ended December 31, 2001, as compared with an industry average EBIT margin of 12.1% for the last four fiscal quarters reported by these companies. We seek to maintain our high margins by focusing on the following key elements of our business strategy:

•	Continue to implement a vertically integrated business model. By serving as the master developer of our communities, and by retaining control of operations like amenities and real estate services, we believe we can ensure a high level of quality and generate greater returns than our competitors. We acquire and develop the land in our communities, construct the residences, design, build and operate the amenities in many of our communities and otherwise control all aspects of the planning, design, development, construction and operation of our communities.

•	Capitalize on favorable demographic trends and the overall strength of the Florida economy. We expect to benefit from favorable demographic and economic trends, such as the aging “baby boom” generation and the growing generational wealth transfer, resulting in a rapid expansion of our high income target customer base.

•	Continue to opportunistically acquire and profitably develop an attractive Florida land inventory. We believe that our expertise in development and our in-depth market knowledge enables us to successfully identify attractive land acquisition opportunities, efficiently manage the land’s development, and maximize the land’s value. As of December 31, 2001, we controlled over 15,500 acres of land in highly sought-after Florida coastal markets.

•	Expand strategic partnerships and further develop product branding. We will continue to selectively enter into business relationships with highly regarded partners, as we have done in the past with The Ritz-Carlton, Hyatt, Raymond Floyd and Greg Norman. We believe that partnering with premium brands such as these adds incremental value to our affiliated residences and amenities. In addition, we seek to grow the name brand recognition of WCI Communities products and services.

•	Export our successful business model to other markets. We expect to selectively take advantage of attractive opportunities to grow outside of Florida. We believe that we can benefit from our expertise in developing master-planned resort oriented communities and luxury residential towers by expanding to resort and urban locations.

MARKET DEMOGRAPHICS

      We believe long-term demographic trends will drive and support our continued growth. These trends include:

•	the aging of the U.S. “baby boom” generation is expected to result in a significant increase in the number of U.S. people who are 45 to 65 years old, which is our most important target market;

•	the total number of affluent households is expected to rise at a compound annual growth rate of approximately 12% from now to 2005, representing a significant expansion in the number of our core target customers; and

•	Florida’s population, employment and income growth are expected to remain strong and exceed national averages through 2010.

RECENT DEVELOPMENTS

      In March 2002, we completed an initial public offering of 7,935,000 shares of our common stock priced at $19 per share for aggregate net proceeds of approximately $139.0 million. The shares began trading on March 12, 2002 on the New York Stock Exchange under the trading symbol “WCI”.

      On April 25, 2002, we issued a press release announcing the results of our 2002 first quarter earnings. We reported that income for the first quarter ended March 31, 2002, rose 107.7% to $18.9 million or 48 cents per share, compared to $9.1 million or 24 cents per share during the same period in the prior year. As of January 2002, we adopted SFAS 142 and accordingly, no longer amortize goodwill. For the first quarter of 2001, amortization of goodwill was $0.8 million or 2 cents per share. Revenues increased to $231.4 million during the quarter, a 17.5% increase over last year’s $197.0 million. Aggregate unit orders for the first quarter of 2002 totaled 589 units, compared to 600 units in the same period in the prior year. Contract values rose 4.5% during the quarter to $250.2 million, compared to $239.5 million in the prior year. The aggregate contract value of our backlog at March 31, 2002 rose to $804.1 million, an 8.9% increase over the $738.2 million at December 31, 2001, and a 29.3% increase over the $622.0 million at March 31, 2001.

PRINCIPAL EXECUTIVE OFFICES

      Our principal executive office is located at 24301 Walden Center Drive, Bonita Springs, Florida 34134. Our telephone number is (239) 947-2600. WCI was incorporated in Delaware on October 26, 1987.

Summary of Terms of the Exchange Offer

      On April 24, 2002, we completed the private offering of $200,000,000 of our outstanding notes. Reference to the “notes” in this prospectus are references to both the outstanding notes and the exchange notes.

      We and the guarantors entered into a registration rights agreement with the initial purchasers in the original offering in which we and the guarantors agreed to deliver to you this prospectus as part of the exchange offer and we agreed to complete the exchange offer within 190 days after the date of issuance of the outstanding notes. You are entitled to exchange in the exchange offer your outstanding notes for exchange notes which are identical in all material respects to the outstanding notes except:

•	the exchange notes have been registered under the Securities Act of 1933 or the Securities Act,

•	the exchange notes are not entitled to certain registration rights which are applicable to the outstanding notes under the registration rights agreement, and

•	certain contingent interest rate provisions are no longer applicable.

The Exchange Offer	We are offering to exchange up to $200,000,000 aggregate principal amount of outstanding notes for up to $200,000,000 aggregate principal amount of exchange notes. Outstanding notes may be exchanged only in integral multiples of $1,000.

Resale	Based on an interpretation by the staff of the Securities and Exchange Commission, or the SEC, set forth in the no-action letter issued to third parties, we believe that the exchange notes issued pursuant to the exchange offer in exchange for outstanding notes may be offered for resale, resold and otherwise transferred by you (unless you are an “affiliate” of WCI Communities, Inc. within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that you are acquiring the exchange notes in the ordinary course of your business and that you have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of the exchange notes.

Each participating broker-dealer that receives exchange notes for its own account pursuant to the exchange offer in exchange for outstanding notes that were acquired as a result of market-making or other trading activity must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. See “Plan of Distribution.”

Any holder of outstanding notes who:

• is an affiliate of WCI Communities, Inc.;

• does not acquire exchange notes in the ordinary course of its business; or

• tenders in the exchange offer with the intention to participate, or for the purpose of participating, in a distribution of exchange notes cannot rely on the position of the staff of the SEC enunciated in Exxon Capital Holdings Corporation, Morgan Stanley & Co. Incorporated or similar no-action letters and, in the absence of an exemption therefrom, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with the resale of the exchange notes.

Expiration Date; Withdrawal of Tender	The exchange offer will expire at 5:00 p.m., New York City time, on June 3, 2002, or such later date and time to which we extend it (the “expiration date”). We do not currently intend to extend the expiration date. Under the registration rights agreement that we have entered into with the initial purchasers relating to the outstanding notes, we have agreed to complete the exchange offer by October 31, 2002 which is 190 days after the issuance of the outstanding notes. A tender of outstanding notes pursuant to the exchange offer may be withdrawn at any time prior to the expiration date. Any outstanding notes not accepted for exchange for any reason will be returned without expense to the tendering holder promptly after the expiration or termination of the exchange offer. If we fail to complete the exchange offer for the outstanding notes or otherwise fail to register the outstanding notes as required in the registration rights agreements, we would be required to pay additional interest of up to $0.25 per week per $1,000 principal amount of outstanding notes. See “Registration Rights; Additional Interest.”

Material Conditions to the Exchange Offer	The exchange offer is subject to customary conditions, which we may waive. Please read the section captioned “The Exchange Offer — Material Conditions to the Exchange Offer” of this prospectus for more information regarding the conditions to the exchange offer.

Procedures for Tendering Outstanding Notes	If you wish to accept the exchange offer, you must complete, sign and date the accompanying letter of transmittal, or a facsimile of the letter of transmittal, according to the instructions contained in this prospectus and the letter of transmittal. You must also mail or otherwise deliver the letter of transmittal, or a facsimile of the letter of transmittal, together with the outstanding notes and any other required documents, to the exchange agent at the address set forth on the cover page of the letter of transmittal. If you hold outstanding notes through The Depository Trust Company, or DTC, and wish to participate in the exchange offer, you must comply with the Automated Tender Offer Program procedures of DTC, by which you will agree to be bound by the letter of transmittal. By signing, or agreeing to be bound by the letter of transmittal, you will represent to us that, among other things:

• any exchange notes that you receive will be acquired in the ordinary course of your business;

• you have no arrangement or understanding with any person or entity to participate in a distribution of the exchange notes;

• if you are a broker-dealer that will receive exchange notes for your own account in exchange for outstanding notes that were acquired as a result of market-making activities, that you will deliver a prospectus, as required by law, in connection with any resale of such exchange notes; and

• you are not an “affiliate,” as defined in Rule 405 of the Securities Act, of WCI Communities, Inc. or, if you are an affiliate, you will comply with any applicable registration and prospectus delivery requirements of the Securities Act.

Special Procedures for Beneficial Owners	If you are a beneficial owner of outstanding notes which are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and you wish to tender your outstanding notes in the exchange offer, you should contact that registered holder promptly and instruct the registered holder to tender on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your outstanding notes, either make appropriate arrangements to register ownership of the outstanding notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time and may not be able to be completed prior to the expiration date of the exchange offer.

Guaranteed Delivery Procedures	If you wish to tender your outstanding notes and your outstanding notes are not immediately available or you cannot deliver your outstanding notes, the letter of transmittal or any other documents required by the letter of transmittal or to comply with the applicable procedures under DTC’s Automated Tender Offer Program prior to the expiration date of the exchange offer, you must tender your outstanding notes according to the guaranteed delivery procedures set forth in this prospectus under “The Exchange Offer — Guaranteed Delivery Procedures.”

Effect on Holders of Outstanding Notes	As a result of the making of, and upon acceptance for exchange of all validly tendered outstanding notes pursuant to the terms of the exchange offer, we will have fulfilled a covenant contained in the registration rights agreement and, accordingly, there will be no additional interest on the outstanding notes under the circumstances described in the registration rights agreement. If you are a holder of outstanding notes and you do not tender your outstanding notes in the exchange offer, you will continue to hold the outstanding notes and you will be entitled to all the rights and limitations applicable to the outstanding notes in the indenture, except for any rights under the registration rights agreement that by their terms terminate upon the consummation of the exchange offer.

To the extent that outstanding notes are tendered and accepted in the exchange offer, the trading market for outstanding notes could be adversely affected. The tender of outstanding notes under the exchange offer will reduce the principal amount of the outstanding notes outstanding, which may have an adverse effect upon, and increase the volatility of, the market price of the outstanding notes due to a reduction in liquidity. In connection with the offering of the outstanding notes, the underwriters informed us that they may, but are not obligated to, create a market for the notes.

Consequences of Failure to Exchange	All untendered outstanding notes will continue to be subject to the restrictions on transfer provided for in the outstanding notes and in the indenture. In general, the outstanding notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with the exchange offer, we do not currently anticipate that we will register the outstanding notes under the Securities Act.

Material Income Tax Considerations	The exchange of outstanding notes for exchange notes in the exchange offer will not be a taxable event for United States federal income tax purposes. See “United States Federal Income Tax Consequences.”

Use of Proceeds	We will not receive any cash proceeds from the issuance of exchange notes pursuant to the exchange offer.

Exchange Agent	The Bank of New York is the exchange agent for the exchange offer. The address and telephone number of the exchange agent are set forth in the section captioned “The Exchange Offer — Exchange Agent” of this prospectus.

SUMMARY OF TERMS OF THE EXCHANGE NOTES

      The summary below describes the principal terms of the notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The “Description of Notes” section of this prospectus contains a more detailed description of the terms and conditions of the notes.

Issuer	WCI Communities, Inc.

Notes Offered	$200,000,000 aggregate principal amount of our 9 1/8% Senior Subordinated Notes due 2012. The notes are issued under an indenture dated as of April 24, 2002.

Interest	The notes accrue interest from April 24, 2002 at the rate of 9 1/8% per year. Interest on the notes is payable semi-annually in arrears on each May 1 and November 1, commencing on November 1, 2002.

Maturity Date	May 1, 2012.

Guarantees	Our subsidiaries guarantee the notes on a senior subordinated basis. See “Description of Notes.”

Ranking	The notes are general unsecured senior subordinated obligations and are subordinated to all our existing and future senior debt. The notes rank equally with all our other existing and future senior subordinated debt, including our outstanding $350,000,000 10 5/8% Senior Subordinated Notes due 2011, and rank senior to all our subordinated debt, if any. Our subsidiaries’ guarantees with respect to the notes are general unsecured senior subordinated obligations of such guarantor subsidiaries and are subordinated to all of such guarantor subsidiaries’ existing and future senior debt. The guarantees rank equally with any senior subordinated indebtedness of the guarantor subsidiaries, including the guarantees of our outstanding $350,000,000 10 5/8% Senior Subordinated Notes due 2011, and rank senior to the guarantor subsidiaries’ subordinated debt, if any.

Because the notes are subordinated, in the event of bankruptcy, liquidation or dissolution, holders of the notes will not receive any payment until holders of senior debt have been paid in full. The term “senior debt” is defined in the “Description of Notes” section of this prospectus.

At April 29, 2002, we had $167.7 million of senior debt outstanding on a consolidated basis. In addition, as of April 29, 2002, we had the ability to borrow up to $193.2 million under our senior secured credit facility.

Optional Redemption	We may redeem the notes, in whole or in part, at any time on or after May 1, 2007 at a redemption price equal to 100% of the principal amount thereof plus a premium declining ratably to par plus accrued and unpaid interest and additional interest, if any.

In addition, at any time on or before May 1, 2005 we may redeem up to 35% of the aggregate principal amount of the notes and any additional notes issued under the indenture with the net cash proceeds of one or more equity offerings at a redemption price equal to 109.125% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any; provided that:

• at least 65% of the aggregate principal amount of the notes and any such additional notes remains outstanding immediately after the occurrence of such redemption; and

• such redemption occurs within 90 days of the date of the closing of any such equity offering.

For more information, see “Description of Notes — Optional Redemption.”

Change of Control	Upon certain change of control events, if we do not redeem the notes, each holder of notes may require us to repurchase all or a portion of its notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest. Our ability to repurchase the notes upon a change of control event will be limited by the terms of our debt agreements, including our senior secured credit facility. We cannot assure you that we will have the financial resources to repurchase the notes. See “Description of Notes — Repurchase at the Option of Holders — Change of Control.”

Consolidated Tangible Net Worth	If our consolidated tangible net worth falls below $125.0 million for any two consecutive fiscal quarters, we have agreed to make an offer to repurchase 10% of the notes then outstanding. Our ability to repurchase the notes under these circumstances will be limited by the terms of our debt agreements, including our senior secured credit facility. We cannot assure you that we will have the financial resources to repurchase the notes. See “Description of Notes — Covenants — Maintenance of Consolidated Tangible Net Worth.”

Covenants	The indenture governing the notes contains covenants that, among other things, limit our ability and the ability of certain of our subsidiaries to:

• incur additional indebtedness;

• pay dividends on, redeem or repurchase our capital stock;

• make investments;

• engage in transactions with affiliates;

• create certain liens; or

• consolidate, merge or transfer all or substantially all our assets and the assets of our subsidiaries on a consolidated basis.

These covenants are subject to important exceptions and qualifications, which are described in the “Description of Notes” section of this prospectus.

Absence of a Public Market for the Exchange Notes	The exchange notes generally will be freely transferable but will also be new securities for which there will not initially be a market. Accordingly, we cannot assure you whether a market for the exchange notes will develop or as to the liquidity of any market. We do not intend to apply for a listing of the exchange notes on any securities exchange or automated dealer quotation system. The initial purchasers in the private offering of the outstanding notes have advised us that they currently intend to make a market in the exchange notes. However, they are not obligated to do so, and any market making with respect to the exchange notes may be discontinued without notice.

Risk Factors

      You should carefully consider the information under the caption “Risk Factors” and all other information in this prospectus before tendering your outstanding notes.

SUMMARY CONSOLIDATED FINANCIAL DATA

      The following summary of our consolidated financial data should be read in conjunction with, and is qualified in its entirety by reference to “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited historical financial statements, including the notes and introductory paragraphs thereto, appearing elsewhere in this prospectus.

	Years Ended December 31,

	2001	2000	1999

	(dollars in thousands)

Statement of Operations Data

Revenues:

Homebuilding	$906,057	$614,665	$428,837

Parcel and lot	47,868	130,918	131,673

Amenity membership and operations	75,340	70,974	76,307

Real estate services and other	81,018	65,595	44,599

Total revenues	1,110,283	882,152	681,416

Total cost of sales	765,648	606,934	483,928

Contribution margin(1)	344,635	275,218	197,488

Selling, general, administrative and other, including real estate taxes	110,479	89,798	72,061

Depreciation and amortization	9,208	7,654	6,781

	224,948	177,766	118,646

Interest expense	52,532	43,363	42,621

Income before income taxes and extraordinary items	172,416	134,403	76,025

Income tax (expense) benefit	(68,223)	(52,462)	5,562

Income before extraordinary items	104,193	81,941	81,587

Extraordinary items, net of tax(2)	(1,958)	—	(1,694)

Net income	$102,235	$81,941	$79,893

Earnings (loss) per share:

Basic:

Income before extraordinary items	$2.86	$2.25	$2.24

Extraordinary item, net of tax	$(.05)	$—	$(.05)

Net income	$2.81	$2.25	$2.19

Diluted:

Income before extraordinary items	$2.80	$2.25	$2.24

Extraordinary item, net of tax	$(.05)	$—	$(.05)

Net income	$2.75	$2.25	$2.19
Weighted average number of shares

Basic	36,381,715	36,379,927	36,479,555

Diluted	37,268,832	36,379,927	36,479,555

	Years Ended December 31,

	2001		2000		1999

	(dollars in thousands)

Other Data:

EBITDA(3)	$234,156		$185,420		$125,427

EBITDA margin(4)	21.1%		21.0%		18.4%

Net cash (used in) provided by operating activities(5)	$(128,123)		$28,793		$19,022

Net cash used in investing activities(5)	$(15,887)		$(216)		$(1,331)

Net cash provided by (used in) financing activities(5)	$146,266		$(6,332)		$(5,257)

Interest incurred(6)	$63,328		$62,100		$60,503

Ratio of earnings to fixed charges(7)	3.26	x	2.64	x	1.82	x

Ratio of EBITDA to interest incurred	3.70	x	2.99	x	2.07	x

Ratio of debt to EBITDA	2.92	x	2.98	x	4.35	x

Operating Data

Total homebuilding net new contracts	$1,118,219		$876,704		$496,337

Single- and multi-family net new contracts	1,595		1,754		1,346

Mid-rise and high-rise net new contracts	523		307		308

Single- and multi-family home closings	1,732		1,614		1,332

Mid-rise and high-rise closings(8)	317		209		345

Total homebuilding backlog at period end(9)	$738,245		$526,083		$264,044

Average contract selling price:

Single- and multi-family homes	$328		$271		$211

Mid-rise and high-rise units	$1,139		$1,309		$690

	As of December 31,

	2001	2000

	(dollars in thousands)

Balance Sheet Data:

Real estate inventories	$774,443	$649,007

Total assets	1,571,192	1,213,096

Debt(10)	682,611	553,256

Shareholders’ equity	419,045	319,222

Ratio of debt to total capitalization	62.0%	63.4%

(1)	Contribution margin represents our total line of business gross margin less overhead expenses directly related to each line of business. All sales, marketing and indirect corporate overhead expenses are included in the caption “Selling, general, administrative and other, including real estate taxes.”

(2)	Extraordinary items are the unamortized balance of debt issuance costs associated with the early repayment of a high-rise construction loan in 1999 and the unamortized balance of debt issuance costs associated with the early repayment of debt in conjunction with the $350.0 million offering of our outstanding 10 5/8% Senior Subordinated Notes due 2011 in February and June 2001.

(3)	EBITDA represents earnings before interest expense, preferred stock dividend, income taxes, depreciation and amortization and extraordinary items. EBITDA is presented because it is a widely accepted financial indicator used by certain investors and analysts to analyze and compare companies on the basis of operating performance. EBITDA as presented may not be comparable to similarly titled measures reported by other companies because not all companies necessarily calculate EBITDA in an identical manner and, therefore, is not necessarily an accurate means of comparison between companies. EBITDA is not intended to represent cash flows for the period or funds available for management’s discretionary use nor has it been presented as an alternative to operating income or as an indicator of operating performance and it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

(4)	EBITDA margin is calculated by dividing EBITDA by total revenues.

(5)	Net cash flow from operating activities is reduced by all additions to real estate inventories and contracts receivable, including amounts that are not expected to be realized within the next twelve months. Additions to real estate inventories include expenditures to purchase land, develop new and existing communities and construct mid-rise and high-rise towers. These expenditures are paid for by borrowings on our revolving line of credit and mortgages and notes payable, which are included in cash flows from financing activities. For a full presentation of our cash flows in accordance with generally accepted accounting principals, see “Consolidated Statements of Cash Flows” on page F-6 of this prospectus.

(6)	Interest incurred is the amount of interest paid and accrued (whether expensed or capitalized) during such period excluding amortization of debt issuance costs and amortization of interest previously capitalized.

(7)	Earnings have been calculated as (a) pre-tax income or loss from operations before adjustment for income or loss from equity investees, plus (b) fixed charges, plus (c) amortization of capitalized interest, plus (d) distributed income from equity investees, minus (e) interest capitalized. Fixed charges are comprised of (a) interest incurred, both expensed and capitalized, (b) debt issue cost amortization in the period and (c) the portion of rental expense representative of the interest factor.

(8)	The timing of mid-rise and high-rise closings corresponds with the realization of net cash proceeds due under contracts for these residences. Revenues from these contracts are recognized under the percentage-of-completion method and, as a result, precede the timing of closings.

(9)	Homebuilding backlog at period end represents the sum of the value of (a) contracts for the sale of single- and multi-family homes not yet closed and (b) contracts for the sale of mid-rise and high-rise tower residences not yet closed less amounts previously recognized as revenue under the percentage-of-completion method of accounting.

(10)	Debt excludes accounts payable and accrued expenses, customer deposits and other liabilities (other than land repurchase liabilities), deferred income tax liabilities and community development district obligations.

RISK FACTORS

      Before you invest in the notes, you should be aware that there are various risks, including those described below. You should consider carefully these risk factors together with all of the other information included in this prospectus before you decide whether to exchange the notes.

Risks Relating to the Notes

Substantial Indebtedness and High Leverage — Our substantial indebtedness and high leverage could adversely affect our financial health and prevent us from fulfilling our obligations under the notes.

      We are, and may continue to be, significantly leveraged. At December 31, 2001, assuming that our initial public equity offering and the offering of the outstanding notes had occurred and after giving effect to the application of the net proceeds therefrom:

•	our total debt would have been $635.7 million (of which approximately $200.0 million would have been indebtedness incurred in this offering);

•	our total equity would have been $557.7 million;

•	total indebtedness would have represented 53.3% of total capitalization of WCI Communities and its subsidiaries; and

•	we had up to approximately $193.2 million available for borrowings under the senior secured credit facility as of April 29, 2002.

      In addition, in connection with the development of certain of our communities, community development or improvement districts may utilize bond financing programs to fund construction or acquisition of certain on-site and off-site infrastructure improvements, near or at such communities. The obligation to pay principal and interest on the bonds issued by the districts is assigned to each parcel within the district. If the owner of the parcel does not pay such obligation, a lien will be placed on the property to secure the unpaid obligation. The bonds, including interest and redemption premiums, if any, and the associated lien on the property are typically payable, secured and satisfied by revenues, fees, or assessments levied on the property benefited.

      Our high degree of leverage could have important consequences to you, including the following:

•	our ability to satisfy our obligations with respect to the notes may be impaired in the future;

•	our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate or other purposes may be impaired in the future;

•	a substantial portion of our cash flow from operations must be dedicated to the payment of principal and interest on our indebtedness, thereby reducing the funds available to us for other purposes;

•	certain of our borrowings are and will continue to be at variable rates of interest (including borrowings under our senior secured credit facility), which will expose us to the risk of increased interest rates;

•	we may be substantially more leveraged than certain of our competitors, which may place us at a competitive disadvantage; and

•	our substantial leverage may limit our flexibility to adjust to changing economic or market conditions, reduce our ability to withstand competitive pressures and make us more vulnerable to a downturn in general economic conditions.

      In addition, the notes, our senior secured credit facility and our other debt instruments contain financial and other restrictive covenants that will limit our ability to, among other things, borrow additional funds. See “Description of Material Indebtedness.”

Ability to Service Debt — If we are not able to generate enough cash to service our indebtedness you may not receive payments on the notes.

      Our ability to make scheduled payments of principal of, or to pay the interest on, or to refinance our indebtedness or to fund planned capital expenditures will depend on our future performance, which, to a certain extent, is subject to general economic conditions, financial, competitive, legislative, regulatory, political, business and other factors that are beyond our control. Our business may not generate sufficient cash flow and future borrowings may not be available under our senior secured credit facility or any other financing sources in an amount sufficient to enable us to service our indebtedness, including the notes, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, including these notes, on or before maturity or incur additional debt. We may not be able to refinance any of our indebtedness, including our senior secured credit facility and the notes, and we may not be able to negotiate favorable or acceptable terms if we refinance our debt or borrow additional money. For a discussion of principal and interest repayments under the senior secured credit facility and our other indebtedness, see “Description of Material Indebtedness.”

Subordination — You may not receive payment on the notes upon our or our guarantor subsidiaries’ bankruptcy, liquidation or reorganization because other parties will be entitled to payment before you.

      The notes and the subsidiary guarantees rank behind all of our and the guarantor subsidiaries’ existing senior indebtedness (other than trade payables) and all of our and their future borrowings (other than trade payables), except any future indebtedness that expressly provides that it ranks equal with, or subordinated in right of payment to the notes and the guarantees. As a result, upon any distribution to our creditors or the creditors of the guarantor subsidiaries in a bankruptcy, liquidation or reorganization or similar proceeding relating to us or the guarantor subsidiaries or our or their property, the holders of our and the guarantor subsidiaries’ senior indebtedness will be entitled to be paid in full in cash before any payment may be made with respect to the notes or the subsidiary guarantees.

      In addition, all payments on the notes and the guarantees will be blocked in the event of a payment default on senior indebtedness and may be blocked for up to 179 of 360 consecutive days in the event of certain non-payment defaults on senior indebtedness.

      In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to us or the guarantor subsidiaries, holders of the notes and 10 5/8% Senior Subordinated notes due 2011 will participate with trade creditors and all other holders of our and our guarantor subsidiaries’ subordinated indebtedness in the assets remaining after we and the subsidiary guarantors have paid all of the senior indebtedness. However, because the indenture requires that amounts otherwise payable to holders of the notes in a bankruptcy or similar proceeding be paid to holders of senior indebtedness instead, holders of the notes may receive less, ratably, than holders of trade payables in any such proceeding. In any of these cases, we and the subsidiary guarantors may not have sufficient funds to pay all of our creditors and holders of notes may receive less, ratably, than the holders of senior debt.

      As of April 29, 2002, the aggregate amount of our indebtedness that ranked ahead of the notes and guarantees (including borrowings under our senior secured credit facility) was approximately $167.7 million. The indenture and our senior secured credit facility will permit us and the guarantor subsidiaries to incur substantial additional indebtedness, including indebtedness that ranks ahead of the notes. If new indebtedness is added to our and our subsidiaries’ current indebtedness levels, the related risks associated with such additional indebtedness could increase.

Asset Encumbrances — Because other holders of our debt have a priority claim to our assets, if we become insolvent or are liquidated, or if payment under our senior secured credit facility is accelerated, there may not be any assets left to satisfy claims by the holders of the notes.

      The notes are not secured by any of our assets so it is possible that there may be insufficient or no assets remaining to pay noteholders if we become insolvent or are liquidated, or if payment under our senior secured credit facility is accelerated. If any of these events occur, the lenders under our senior secured credit facility and the construction loans would be entitled to exercise the remedies available to a secured lender. Accordingly, these lenders would have a claim on substantially all of our assets and would have priority over any claim for payment under the notes or the guarantees. See “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources,” “Description of Material Indebtedness,” “Description of Notes” and the consolidated financial statements and the related notes included elsewhere in this prospectus.

Change of Control Offer and Consolidated Tangible Net Worth Offer — We may not have the ability to fund these offers required by the indenture.

      Upon a change of control, we will be required to offer to repurchase all the notes and all of our outstanding 10 5/8% Senior Subordinated Notes due 2011 at 101% of the principal amount of the notes and the 10 5/8% Senior Subordinated Notes due 2011, plus accrued and unpaid interest, if any, and may also be required to repurchase certain of our other indebtedness. In addition, if our consolidated tangible net worth falls below $125.0 million for any two consecutive fiscal quarters, we are required to make an offer to repurchase 10% of the notes and 10% of the 10 5/8% Senior Subordinated Notes due 2011 then outstanding. As of December 31, 2001, our consolidated tangible net worth, pro forma for the initial public offering and the offering of the outstanding notes, was $497.1 million. We may not have sufficient funds at the time of either such event to make any required repurchase of the notes or any other indebtedness. Furthermore, we cannot assure you that restrictions in our senior secured credit facility will allow us to make such required repurchases.

Restrictions Imposed by Terms of Our Indebtedness — If any outstanding indebtedness is accelerated because we could not comply with its terms, we may not have enough money to make payments on the notes.

      The indenture relating to the notes and the indenture relating to our outstanding 10 5/8% Senior Subordinated Notes due 2011 restrict, among other things, our ability to:

•	borrow money;

•	pay dividends on stock or make certain other restricted payments;

•	use assets as security in other transactions;

•	make certain investments;

•	enter into certain transactions with our affiliates; and

•	sell substantially all of our assets or merge with other companies.

      If we fail to comply with these covenants, we would be in default under both indentures, and the principal and accrued interest on the notes and our outstanding 10 5/8% Senior Subordinated Notes due 2011 would become due and payable immediately. We might not have enough money to make payments on our debts. See “Description of Notes — Covenants.”

      Our senior secured credit facility contains many restrictive covenants that are more restrictive than those contained in the indentures. Our senior secured credit facility also requires us to maintain specified consolidated financial ratios and satisfy certain consolidated financial tests. If we fail to meet those tests or breach any of the covenants, the lenders under our senior secured credit facility could declare all amounts outstanding thereunder, together with accrued interest, to be immediately due and payable.

      In addition, if we default under the indentures, our senior secured credit facility or the instruments governing our other indebtedness, that default could constitute a cross-default under the indentures, our senior secured credit facility or the instruments governing our other indebtedness. See “Description of Notes” and “Description of Material Indebtedness.” Our assets may not be sufficient to repay in full this indebtedness or any other indebtedness, including the notes.

Fraudulent Conveyance Matters — Federal and state statutes allow courts, under specific circumstances, to void guarantees and require noteholders to return payments received from guarantors.

      Under Federal bankruptcy law and comparable provisions of state fraudulent transfer laws, if, among other things, any guarantor subsidiary, at the time it incurred the debt evidenced by its guarantee of the notes:

•	received less than reasonably equivalent value or fair consideration for the guarantees;

•	was insolvent or rendered insolvent as a result of issuing the guarantees;

•	was engaged in a business or transaction for which that guarantor subsidiary’s remaining assets constituted unreasonably small capital;

•	intended to incur, or believed that it would incur, debts beyond its ability to pay as those debts matured; or

•	intended to hinder, delay or defraud that guarantor subsidiary’s creditors,

then the guarantee of that guarantor subsidiary could be voided, or claims by holders of the notes under that guarantee could be subordinated to all other debts of that guarantor subsidiary. In addition, any payment by that guarantor subsidiary pursuant to its guarantee could be required to be returned to that guarantor subsidiary, or to a fund for the benefit of the creditors of that guarantor subsidiary.

      The measures of insolvency for purposes of the foregoing considerations will vary depending upon the law applied in any proceeding with respect to the foregoing. Generally, however, a guarantor subsidiary would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the saleable value of all of its assets at a fair valuation;

•	the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

Lack of Public Market — You may not be able to sell your notes at a favorable price or at all.

      We do not intend to apply for a listing of the notes on a securities exchange. There is currently no established market for the notes and the following is unknown:

•	the liquidity of any market for the notes;

•	the ability of holders of notes to sell their notes; and

•	the price at which holders of notes will be able to sell their notes.

As a result, you may not be able to sell your notes at attractive prices or at all.

      The initial purchasers are not obligated to make a market for the notes, and may discontinue their market making at any time without notice to the holders of the notes. In addition, market making activity may be limited during the pendency of the exchange offer or the effectiveness of a shelf registration statement. A market or liquidity of any market for the notes may not develop. If a market for the notes does develop, prevailing interest rates, the markets for similar securities, changes in our financial performance or prospects or in the prospects for the companies in our industry and other factors could cause the notes to trade at prices lower than their initial market values or reduce the liquidity of the notes.

Risks Relating to Our Business

Significant Capital Requirements — If we are not able to raise sufficient capital to enhance and maintain the operations of our properties and to expand and develop our real estate holdings, our results of operations and revenues could decline.

      We operate in a capital intensive industry and require significant capital expenditures to maintain our competitive position. Failure to secure additional financing, if and when needed, may limit our ability to grow our business which could reduce our results of operations and revenues. We expect to make significant capital expenditures in the future to enhance and maintain the operations of our properties and to expand and develop our real estate holdings. In the event that our plans or assumptions change or prove to be inaccurate or if cash flow proves to be insufficient, due to unanticipated expenses or otherwise, we may seek to minimize cash expenditures and/or obtain additional financing in order to support our plan of operations. Additional funding, whether obtained through public or private debt or equity financing, or from strategic alliances, may not be available when needed or may not be available on terms acceptable to us, if at all.

Inability to Successfully Develop Communities — If we are not able to develop our communities successfully, our earnings could be diminished.

      Before a community generates any revenues, material expenditures are required to acquire land, to obtain development approvals and to construct significant portions of project infrastructure, amenities, model homes and sales facilities. It generally takes several years for a community development to achieve cumulative positive cash flow. Our inability to develop and market our communities successfully and to generate positive cash flows from these operations in a timely manner would have a material adverse effect on our ability to service our debt and to meet our working capital requirements.

Risks Associated with Construction — Problems in the construction of our communities could result in substantial increases in cost and could disrupt our business which would reduce our profitability.

      We must contend with the risks associated with construction activities, including the inability to obtain insurance or obtaining insurance at significantly increased rates, cost overruns, shortages of lumber or other materials, shortages of labor, labor disputes, unforeseen environmental or engineering problems, work stoppages and natural disasters, any of which could delay construction and result in a substantial increase in costs which would reduce our profitability. Where we act as the general contractor, we are responsible for the performance of the entire contract, including work assigned to unaffiliated subcontractors. Claims may be asserted against us for construction defects, personal injury or property damage caused by the subcontractors, and these claims may give rise to liability. Where we hire general contractors, if there are unforeseen events like the bankruptcy of, or an uninsured or under-insured loss claimed against, our general contractors, we may become responsible for the losses or other obligations of the general contractors, which may materially and adversely affect our results of operations. Should losses in excess of insured limits occur, the losses could adversely affect our results of operations.

Risk of Increased Interest Rates — Because many of our customers finance their home purchases, increased interest rates could lead to fewer home sales which would reduce our revenues.

      Many purchasers of our homes obtain mortgage loans to finance a substantial portion of the purchase price of their homes. In general, housing demand is adversely affected by increases in interest rates, housing costs and unemployment and by decreases in the availability of mortgage financing. In addition, there have been discussions of possible changes in the federal income tax laws which would remove or limit the deduction for home mortgage interest. If effective mortgage interest rates increase and the ability or willingness of prospective buyers to finance home purchases is adversely affected, our operating results may also be negatively affected which may impair our ability to make payments on the Notes.

Availability of Land — Because our business depends on the acquisition of new land, the unavailability of land could reduce our revenues or negatively affect our results of operations.

      Our operations and revenues are highly dependent on our ability to expand our portfolio of land parcels. We may compete for available land with entities that possess significantly greater financial, marketing and other resources. Competition generally may reduce the amount of land available as well as increase the bargaining power of property owners seeking to sell. An inability to effectively carry out any of our sales activities and development resulting from the unavailability of land may adversely affect our business, financial condition and results of operations.

National and Regional Economic Conditions — A deterioration in national and regional economic conditions could adversely impact our real estate sales and revenues.

      Our real estate sales and revenues could decline due to a deterioration of regional or national economies. Our sales and revenues would be disproportionately affected by worsening economic conditions in the Midwestern and Northeastern United States because we generate a disproportionate amount of our sales from customers in those regions. In addition, a significant percentage of our residential units are second home purchases which are particularly sensitive to the state of the economy.

Risks Associated with Our Geographic Concentration in Florida — Because of our geographic concentration in Florida, an economic downturn in Florida could reduce our revenues or our ability to grow our business.

      We currently develop and sell our properties only in Florida. Consequently, any economic downturn in Florida could reduce our revenues or our ability to grow our business. In addition, the appeal of becoming an owner of one of our residential units may decrease if potential purchasers do not continue to view the locations of our communities as attractive primary, second home or retirement destinations.

Risks Due to Recent Events — Increased insurance risk, perceived risk of travel and adverse changes in economic conditions as a result of recent events could negatively affect our business.

      Due in large part to the terrorist activities of September 11, 2001 and other recent events, we believe that insurance and surety companies are re-examining many aspects of their business, and may take actions including increasing premiums, requiring higher self-insured retentions and deductibles, requiring additional collateral on surety bonds, reducing limits, restricting coverages, imposing exclusions, such as sabotage and terrorism, and refusing to underwrite certain risks and classes of business. Any increased premiums, mandated exclusions, change in limits, coverages, terms and conditions or reductions in the amounts of bonding capacity available may adversely affect our ability to obtain appropriate insurance coverages at reasonable costs, which could have a material adverse effect on our business. Furthermore, as many of our buyers are second-home purchasers, the perceived risk of travel due to terrorist acts could deter these buyers from purchasing our homes as vacation residences which could negatively affect our results of operations. In addition, the September 11, 2001 terrorist acts and subsequent military response have resulted in generalized economic uncertainty which could hurt our operating results.

Community Relations — Poor relations with the residents of our communities could negatively impact sales, which could cause our revenues or results of operations to decline.

      As a community developer, we may be expected by community residents from time to time to resolve any real or perceived issues or disputes that may arise in connection with the operation or development of our communities. Any efforts made by us in resolving these issues or disputes could be deemed unsatisfactory by the affected residents and any subsequent action by these residents could negatively impact sales, which could cause our revenues or results of operations to decline. In addition, we could be required to make material expenditures related to the settlement of such issues or disputes or modify our community development plans.

Risks and Costs of Growth — We may not be successful in our efforts to identify, complete or integrate acquisitions which could adversely affect our results of operations and prospects.

      A principal component of our strategy is to continue to grow profitably in a controlled manner in both existing and new markets by acquiring and developing land or by acquiring other property developers or homebuilders. However, we may not be successful in implementing our acquisition strategy and growth may not continue at historical levels or at all. The failure to identify, acquire and integrate other businesses or real estate development opportunities effectively could adversely affect our business, assets, financial condition, results of operations and prospects.

Variability in Our Results — We experience variability in our results of operations in each quarter and accordingly, quarter-to-quarter comparisons should not be relied upon as an indicator of our future performance.

      We have historically experienced, and in the future expect to continue to experience, variability in our revenue, profit and cash flow. Our historical financial performance is not necessarily a meaningful indicator of future results and we expect financial results to vary from project to project and from quarter to quarter. In particular, our revenue recognition policy for tower residences can cause significant fluctuation in our total revenue from quarter to quarter. We believe that quarter-to-quarter comparisons of our results should not be relied upon as an indicator of future performance. As a result of such fluctuations, our stock price may experience significant volatility. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” and “— Seasonality.”

      We commence construction of a portion of our single- and multi-family homes prior to obtaining noncancellable sales contracts for those residences. As of December 31, 2001, we had 492 unsold homes in inventory, 94 of which had been completed. Two homes have been unsold for more than twelve months following their completion. Depending on the level of demand for these residences, some or all of these residences may not be sold at the prices or in the quantities originally expected. As a result, our operating income could be adversely affected.

Risk of Nonreceipt of Already Recognized Revenue and Profit on Tower Residence Sales — If we do not receive cash corresponding to previously recognized revenues, our future cash flows could be lower than expected.

      In accordance with generally accepted accounting principles, we recognize revenues and profits from sales of tower residences during the course of construction. Revenue is recorded when construction is beyond a preliminary stage, the buyer is committed to the extent of being unable to require a refund of a significant deposit except for nondelivery of the residence, a substantial percentage of residences are under firm contract, collection of the sales price is assured and costs can be reasonably estimated. Due to various contingencies, like delayed construction and buyer defaults or cost overruns, we may receive less cash than the amount of revenue already recognized or the cash may be received at a later date than we expected which could affect our profitability and ability to pay our debts. As of December 31, 2001, we had 739 tower residences under construction, of which 482 tower residences met the criteria for partial revenue recognition.

Risks of Expansion — Expansion into new geographic areas poses risks.

      We plan to expand our business to new geographic areas outside of Florida. We will incur additional risks to the extent we develop communities in climates or geographic areas in which we do not have experience or develop a different size or style of community, including:

•	acquiring the necessary construction materials and labor in sufficient amounts and on acceptable terms;

•	adapting our construction methods to different geographies and climates; and

•	reaching acceptable sales levels at such communities.

      In addition, we may have difficulty attracting potential customers from areas and to a market in which we have not had significant experience.

Risks Associated with Natural Disasters — Our revenues and profitability may be adversely affected by natural disasters.

      The Florida climate presents risks of natural disasters. To the extent that hurricanes, severe storms, floods or other natural disasters or similar events occur, our business may be adversely affected. Although we insure for losses resulting from natural disasters, such insurance may not be adequate to cover business interruption or losses resulting therefrom, which may have a material adverse effect on our business, assets, financial condition, results of operations and prospects.

Risks Associated with Our Industry — Laws and regulations related to property development may subject us to additional costs and delays which could reduce our revenues, profits or prospects.

      We are subject to a variety of statutes, ordinances, rules and regulations governing certain developmental matters, building and site design which may impose additional costs and delays on us. In particular, we may be required to obtain the approval of numerous governmental authorities regulating such matters as permitted land uses, levels of density and the installation of utility services such as gas, electric, water and waste disposal. In addition, certain fees, some of which may be substantial, may be imposed to defray the cost of providing certain governmental services and improvements. We also may be subject to additional costs or delays or may be precluded from building a project entirely because of “no growth” or “slow growth” initiatives, building permit allocation ordinances, building moratoriums, restrictions on the availability of utility services or similar governmental regulations that could be imposed in the future. These ordinances, moratoriums or restrictions, if imposed, could cause our costs to increase and delay our planned or existing projects, which would in turn reduce our revenues, profits or ability to grow our business.

      In addition, some of our land and some of the land that we may acquire has not yet received planning approvals or entitlements necessary for planned development or future development. Failure to obtain entitlement of this land on a timely basis may adversely affect our future results and prospects. This land may not become entitled on a timely basis.

Environmental Regulation — Compliance with applicable environmental laws may substantially increase our costs of doing business which could reduce our profits.

      We are subject to various laws and regulations relating to the operation of our properties, which are administered by numerous federal, state and local governmental agencies. See “Business — Regulatory and Environmental Matters.” Our growth and development opportunities in Florida may be limited and more costly as a result of legislative, regulatory or municipal requirements. The inability to grow our business or pay these costs could reduce our profits. In addition, our operating costs may also be affected by our compliance with, or our being subject to, environmental laws, ordinances and regulations relating to hazardous or toxic substances of, under, or in such property. These costs could be significant and could result in decreased profits or the inability to develop our land as originally intended. See “Business — Regulatory and Environmental Matters.”

FORWARD-LOOKING STATEMENTS

      This prospectus includes and incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies.

      These forward-looking statements are identified by their use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will” and similar terms and phrases, including references to assumptions. These statements are contained in sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and other sections of this prospectus.

      Although we believe that our plans, intentions and expectations reflected in or suggested by such forward-looking statements are reasonable, we cannot assure you that such plans, intentions or expectations will be achieved. Important factors that could cause actual results to differ materially from our forward-looking statements are set forth below and elsewhere in this prospectus, including under the section headed “Risk Factors.” These factors include, among others:

      • our ability to grow our operations on a profitable basis;

•	our ability to compete in the Florida real estate market;

•	our ability to obtain necessary permits and approvals for the development of our land;

•	our ability to pay principal and interest on our substantial debt;

•	our ability to borrow in the future;

•	adverse legislation or regulation;

•	availability of labor or materials or significant increases in their costs;

•	increases in interest rates;

•	the level of consumer confidence;

•	the availability and cost of land in desirable areas and the ability to expand successfully into those areas;

•	natural disasters;

•	unanticipated litigation or legal proceedings;

•	conditions in the capital, credit and homebuilding markets;

•	our ability to sustain or increase historical revenues and profit margins;

•	risks associated with increased insurance costs or unavailability of adequate coverage, perceived risk of travel and changes in economic conditions due to recent events;

•	continuation of current trends and general economic conditions; and

•	continuation of certain trends and general economic conditions in our industry.

      All forward-looking statements attributable to us or any persons acting on our behalf are expressly qualified in their entirety by these cautionary statements.

      Our risks are more specifically described in “Risk Factors.” If one or more of these risks or uncertainties materializes, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. We will not update these forward-looking statements, even if new information, future events or other circumstances have made them incorrect or misleading.

THE COMPANY

      The original predecessor to WCI Communities was established in 1946 as Coral Ridge Properties, Inc., which undertook as its first project the development of the Galt Ocean Mile, a 2,500-acre oceanfront community located in Fort Lauderdale. Today, the area is comprised of approximately 8,000 homes and approximately 7,000 apartments and condominiums. In the early 1960s, Coral Ridge began acquiring large sections of land in rural Broward County, which by 1963 had become the city of Coral Springs, now Florida’s eleventh largest city with a population of approximately 116,000. In 1966, Coral Ridge was sold to the Westinghouse Electric Corporation. Under Westinghouse Electric’s ownership, our predecessor began its west coast Florida operations in the early 1970s with the purchase of approximately 2,500 acres in North Naples, known today as the community of Pelican Bay. Westinghouse continued its west coast expansion by acquiring additional large tracts of land for the development of its Gateway, Pelican Landing and Pelican Marsh communities. In 1989, marking its entry into homebuilding, our predecessor began building the first of its highly amenitized luxury high-rise residences. In 1995, we began building homes in some of our communities.

      In 1985, members of our senior management, Messrs. Hoffman and Ackerman, began building a real estate business which, in 1994, began operating as Florida Design Communities. Florida Design Communities was a fully integrated developer of leisure-oriented master-planned communities that built most of the homes in its communities. During its history, Florida Design Communities’ growth was characterized by the acquisition of underperforming assets which it developed into a number of successful master-planned communities. From 1987 to November 1998, Florida Design Communities constructed approximately 4,500 homes and, from 1985 to November 1998, developed five communities located throughout central and southern Florida. Florida Design Communities offered single- and multi-family homes marketed primarily to retirement and second home buyers. Florida Design Communities owned and operated several of the amenities at its communities and operated other companies that supported its core business, including residential brokerage entities, a mortgage company, a title insurance agency and a property management company.

      In July 1995, certain stockholders of Florida Design Communities led a group of equity investors in acquiring Westinghouse Electric’s real estate business unit in a transaction valued at approximately $600.0 million. This business unit was merged with and into WCI Communities Limited Partnership and was restructured as a limited partnership. From July 1995 until the November 1998 merger of WCI Communities Limited Partnership and Florida Design Communities, Mr. Hoffman served as Chief Executive Officer of WCI Communities Limited Partnership and Mr. Ackerman served as Chairman of the board of directors and Executive Vice President of WCI Communities Limited Partnership, and both have continued to serve in such capacities for WCI Communities since the merger and reorganization. In April 1998, we purchased from CBS Corporation (the successor to Westinghouse Electric Corporation) its remaining investment in WCI Communities Limited Partnership.

      In November 1998, Watermark Communities completed a reorganization of WCI Communities Limited Partnership pursuant to which each of WCI Communities Limited Partnership and Florida Design Communities became wholly-owned subsidiaries of Watermark Communities, a new holding company, and each of the limited partners of WCI Communities Limited Partnership and stockholders of Florida Design Communities became stockholders in Watermark Communities. In June 1999, WCI Communities Limited Partnership merged with and into Florida Design Communities, and simultaneously with the merger, Florida Design Communities, the surviving corporation in the merger, changed its name to WCI Communities, Inc. As a result of the merger, WCI Communities became the sole wholly-owned subsidiary of Watermark Communities.

      In August 2001, Watermark was merged into WCI, with WCI as the surviving corporation. The directors and officers of WCI, which were identical to the directors and officers of Watermark, remained the same following the merger.

      In March 2002 we issued 7,935,000 shares of our common stock at $19.00 per share in our initial public offering for aggregate net proceeds of approximately $139.0 million.

THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

      We have entered into a registration rights agreement with the initial purchasers of the outstanding notes in which we and our guarantor subsidiaries agreed, under some circumstances, to file a registration statement relating to an offer to exchange the outstanding notes for exchange notes. We and our guarantor subsidiaries also agreed to use our reasonable best efforts to cause the offer to be consummated within 190 days following the issuance of the outstanding notes. The outstanding notes were issued on April 24, 2002.

      The exchange notes will have terms substantially identical to the outstanding notes, except that the exchange notes will not contain terms with respect to transfer restrictions, registration rights and additional interest for failure to observe some obligations in the registration rights agreement.

      Under the circumstances set forth below, we will use our reasonable best efforts to cause the SEC to declare effective a shelf registration statement with respect to the resale of the outstanding notes and keep the statement effective for up to two years after the effective date of the shelf registration statement. These circumstances include:

•	because of any change in law or applicable interpretations of those laws by the staff of the SEC that does not permit us to effect the exchange offer as contemplated by the registration rights agreement;

•	if any outstanding notes validly tendered in the exchange offer are not exchanged for exchange notes within 190 days after their date of original issuance;

•	if any initial purchaser of the outstanding notes so requests, but only with respect to any outstanding notes not eligible to be exchanged for exchange notes in the exchange offer; or

•	if any holder of the outstanding notes notifies us that it is not permitted to participate in the exchange offer or would not receive fully tradeable exchange notes in the exchange offer and so requests a shelf registration statement.

      If we fail to comply with some obligations under the registration rights agreement we will be required to pay additional cash to holders of the outstanding notes in accordance with the agreement.

      Each holder of outstanding notes that wishes to exchange outstanding notes for transferable exchange notes in the exchange offer will be required to make the following representations:

•	any exchange notes will be acquired in the ordinary course of its business;

•	the holder has no arrangement with any person to participate in the distribution of the exchange notes;

•	the holder is not an “affiliate,” as defined in Rule 405 of the Securities Act, of ours or if it is an affiliate, that it will comply with applicable registration and prospectus delivery requirements of the Securities Act;

•	if the holder is not a broker-dealer, that it is not engaged in, and does not intend to engage in, the distribution of the exchange notes; and

•	if the holder is a broker-dealer, that it will receive exchange notes for its own account in exchange for outstanding notes that were acquired as a result of market-making activities or other trading activities and that it will be required to acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. See “Plan of Distribution.”

Resale of Exchange Notes

      Based on interpretations of the SEC staff set forth in no-action letters issued to unrelated third parties, we believe that exchange notes issued under the exchange offer in exchange for outstanding notes may be offered for resale, resold and otherwise transferred by any exchange note holder without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

•	the holder is not an “affiliate” of ours within the meaning of Rule 405 under the Securities Act;

•	the exchange notes are acquired in the ordinary course of the holder’s business; and

•	the holder does not intend to participate in the distribution of the exchange notes.

      Any holder who tenders in the exchange offer with the intention of participating in any manner in a distribution of the exchange notes:

•	cannot rely on the position of the staff of the SEC enunciated in Exxon Capital Holdings Corporation or similar interpretive letters; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

      This prospectus may be used for an offer to resell, for the resale or for other retransfer of exchange notes only as specifically set forth in this prospectus. With regard to broker-dealers, only broker-dealers that acquired the outstanding notes as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where the outstanding notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. Please read the section captioned “Plan of Distribution” for more details regarding the transfer of exchange notes.

Terms of the Exchange Offer

      Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, we will accept for exchange any outstanding notes properly tendered and not withdrawn prior to the expiration date. We will issue $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding notes surrendered under the exchange offer. Outstanding notes may be tendered only in integral multiples of $1,000.

      The form and terms of the exchange notes will be substantially identical to the form and terms of the outstanding notes except the exchange notes will be registered under the Securities Act, will not bear legends restricting their transfer and will not provide for any additional interest upon our failure to fulfill our obligations under the registration rights agreement to file, and cause to be effective, a registration statement. The exchange notes will evidence the same debt as outstanding notes. The exchange notes will be issued under and entitled to the benefits of the same indenture that authorized the issuance of the outstanding notes.

      The exchange offer is not conditioned upon any minimum aggregate principal amount of outstanding notes being tendered for exchange.

      As of the date of this prospectus, $200.0 million aggregate principal amount of the outstanding notes are outstanding. This prospectus and a letter of transmittal are being sent to all registered holders of outstanding notes. There will be no fixed record date for determining registered holders of outstanding notes entitled to participate in the exchange offer.

      We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement, the applicable requirements of the Securities Act and the Exchange Act of 1934 or the Exchange Act and the rules and regulations of the SEC. Outstanding notes that are not tendered for exchange in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits the holders have under the indenture relating to the outstanding notes, except for any rights under the registration rights agreement that by their terms terminate upon the consummation of the exchange offer.

      We will be deemed to have accepted for exchange properly tendered outstanding notes when we have given oral or written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the exchange notes from us and delivering exchange notes to the holders. Under the terms of the registration rights agreement, we reserve the right to amend or terminate the exchange offer, and not to accept for exchange any outstanding notes not previously accepted for exchange, upon the occurrence of any of the conditions specified below under the caption “— Material Conditions to the Exchange Offer.”

      Holders who tender outstanding notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of outstanding notes. We will pay all charges and expenses, other than certain applicable taxes described below, in connection with the exchange offer. It is important that you read the labeled “— Fees and Expenses” below for more details regarding fees and expenses incurred in the exchange offer.

Expiration Date; Extensions; Amendments

      The exchange offer will expire at 5:00 p.m., New York City time on June 3, 2002, unless in our sole discretion we extend it.

      In order to extend the exchange offer, we will notify the exchange agent orally or in writing of any extension. We will notify the registered holders of outstanding notes of the extension no later than 9:00 a.m., New York City time,on the business day after the previously scheduled expiration date.

      We reserve the right, in our sole discretion:

•	to delay accepting for exchange any outstanding notes;

•	to extend the exchange offer or to terminate the exchange offer and to refuse to accept outstanding notes not previously accepted if any of the conditions set forth below under “— Material Conditions to the Exchange Offer” have not been satisfied, by giving oral or written notice of such delay, extension or termination to the exchange agent; or

•	under the terms of the registration rights agreement, to amend the terms of the exchange offer in any manner.

      Any delay in acceptance, extension, termination, or amendment will be followed as promptly as practicable by oral or written notice to the registered holders of outstanding notes. If we amend the exchange offer in a manner that we determine constitutes a material change, we will promptly disclose the amendment in a manner reasonably calculated to inform the holder of outstanding notes of the amendment.

      Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the exchange offer, we will have no obligation to publish, advertise, or otherwise communicate any public announcement, other than by making a timely release to a financial news service.

Material Conditions to the Exchange Offer

      Despite any other term of the exchange offer, we will not be required to accept for exchange, or exchange any exchange notes for, any outstanding notes, and we may terminate the exchange offer as provided in this prospectus before accepting any outstanding notes for exchange if in our reasonable judgment:

•	the exchange notes to be received will not be tradable by the holder, without restriction under the Securities Act, the Exchange Act and without material restrictions under the blue sky or securities laws of substantially all of the states of the United States;

•	the exchange offer, or the making of any exchange by a holder of outstanding notes, would violate applicable law or any applicable interpretation of the SEC staff; or

•	any action or proceeding has been instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer that, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer.

      In addition, we will not be obligated to accept for exchange the outstanding notes of any holder that has not made to us:

•	the representations described under “— Purpose and Effect of the Exchange Offer,” “— Procedures for Tendering” and “Plan of Distribution”; and

•	other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to make available to it an appropriate form for registration of the exchange notes under the Securities Act.

      We expressly reserve the right, at any time or at various times, to extend the period of time during which the exchange offer is open. Consequently, we may delay acceptance of any outstanding notes by giving oral or written notice of the extension to their holders. During any extensions, all outstanding notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange. We will return any outstanding notes that we do not accept for exchange for any reason without expense to their tendering holder as promptly as practicable after the expiration or termination of the exchange offer.

      We expressly reserve the right to amend or terminate the exchange offer, and to reject for exchange any outstanding notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified above. We will give oral or written notice of any extension, amendment, non-acceptance, or termination to the holders of the outstanding notes as promptly as practicable.

      Those conditions are for our sole benefit and we may assert them regardless of the circumstances that may give rise to them or waive them in whole or in part at any or at various times in our sole discretion. If we fail at any time to exercise any of these rights, this failure will not constitute a waiver of this right. Each right will be deemed an ongoing right that we may assert at any time or at various times. If the waiver of any condition constitutes a material charge to the exchange offer, we will promptly disclose the waiver by means of a prospectus supplement that will be distributed to the registered holders, and we will extend the exchange offer for a period of five to ten business days, depending on the significance of the waiver and the manner of disclosure to the registered holders, if the exchange offer would otherwise expire during the five to ten business day period.

      In addition, we will not accept for exchange any outstanding notes tendered, and will not issue exchange notes in exchange for any outstanding notes, if at the time any stop order will be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act.

Procedures for Tendering

      Only a holder of outstanding notes may tender the outstanding notes in the exchange offer. To tender in the exchange offer, a holder must:

•	complete, sign and date the accompanying letter of transmittal, or a facsimile of the letter of transmittal; have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires; and mail or deliver the letter of transmittal or facsimile to the exchange agent prior to the expiration date; or

•	comply with DTC’s Automated Tender Offer Program procedures described below.

      In addition, either:

•	the exchange agent must receive the outstanding notes along with the accompanying letter of transmittal; or

•	the exchange agent must receive, prior to the expiration date, a timely confirmation of book-entry transfer of the outstanding notes into the exchange agent’s account at DTC according to the procedures for book-entry transfer described below or a properly transmitted agent’s message; or

•	the holder must comply with the guaranteed delivery procedures described below.

      To be tendered effectively, the exchange agent must receive any physical delivery of a letter of transmittal and other required documents at the address set forth below under “— Exchange Agent” prior to the expiration date.

      The tender by a holder of outstanding notes that is not withdrawn prior to the expiration date will constitute an agreement between the holder of outstanding notes and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal.

      The method of delivery of outstanding notes, the letter of transmittal and all other required documents to the exchange agent is at the holder’s election and risk. Rather than mail these items, we recommend that holders use an overnight or hand delivery service. In all cases, holders should allow sufficient time to assure delivery to the exchange agent before the expiration date. Holders should not send the letter of transmittal or outstanding notes to us. Holders may request their respective brokers, dealers, commercial banks, trust companies or other nominees to effect the above transactions for them.

      Any beneficial owner whose outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct it to tender on the owners’ behalf. If the beneficial owner wishes to tender on its own behalf, it must, prior to completing and executing the accompanying letter of transmittal and delivering its outstanding notes either:

•	make appropriate arrangements to register ownership of the outstanding notes in such owner’s name; or

•	obtain a properly completed bond power from the registered holder of outstanding notes.

      The transfer of registered ownership may take considerable time and may not be completed prior to the expiration date.

      Signatures on a letter of transmittal or a notice of withdrawal described below must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or another “eligible institution” within the meaning of Rule l7Ad-l5 under the Exchange Act, unless the outstanding notes are tendered:

•	by a registered holder who has not completed the box entitled “Special Issuance”

•	for the account of an eligible institution.

      If the accompanying letter of transmittal is signed by a person other than the registered holder of any outstanding notes listed on the outstanding notes, the outstanding notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder’s name appears on the outstanding notes and an eligible institution must guarantee the signature on the bond power.

      If the accompanying letter of transmittal or any outstanding notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing. Unless waived by us, they should also submit evidence satisfactory to us of their authority to deliver the accompanying letter of transmittal.

      The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC’s system may use DTC’s Automated Tender Offer program to tender. Participants in the program may, instead of physically completing and signing the accompanying letter of transmittal and delivering it to the exchange agent, transmit their acceptance of the exchange offer electronically. They may do so by causing DTC to transfer the outstanding notes to the exchange agent in accordance with its procedures for transfer. DTC will then send an agent’s message to the exchange agent. The term “agent’s message” means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, to the effect that:

•	DTC has received an express acknowledgment from a participant in its Automated Tender Offer Program that is tendering outstanding notes that are the subject of the book-entry confirmation;

•	the participant has received and agrees to be bound by the terms of the accompanying letter of transmittal, or, in the case of an agent’s message relating to guaranteed delivery, that the participant has received and agrees to be bound by the applicable notice of guaranteed delivery; and

•	the agreement may be enforced against that participant.

      We will determine in our sole discretion all outstanding questions as to the validity, form, eligibility, including time or receipt, acceptance of tendered outstanding notes and withdrawal of tendered outstanding notes. Our determination will be final and binding. We reserve the absolute right to reject any outstanding notes not properly tendered or any outstanding notes the acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular outstanding notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the accompanying letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of outstanding notes must be cured within the time as we will determine. Although we intend to notify holders of defects or irregularities with respect to tenders of outstanding notes, neither we, the exchange agent nor any other person will incur any liability for failure to give any notification. Tenders of outstanding notes will not be deemed made until any defects or irregularities have been cured or waived. Any outstanding notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned to the exchange agent without cost to the tendering holder, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

      In all cases, we will issue exchange notes for outstanding notes that we have accepted for exchange under the exchange offer only after the exchange agent timely receives:

•	outstanding notes or a timely book-entry confirmation of the outstanding notes into the exchange agent’s account at DTC; and

•	a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent’s message.

      By signing the accompanying letter of transmittal or authorizing the transmission of the agent’s message, each tendering holder of outstanding notes will represent or be deemed to have represented to us that, among other things:

•	any exchange notes that the holder receives will be acquired in the ordinary course of its business;

•	the holder has no arrangement or understanding with any person or entity to participate in the distribution of the exchange notes;

•	if the holder is not a broker-dealer, that is not engaged in and does not intend to engage in the distribution of the exchange notes;

•	if the holder is a broker-dealer that will receive exchange notes for its own account in exchange for outstanding notes that were acquired as a result of market-making activities, that it will deliver a prospectus, as required by law, in connection with any resale of any exchange notes; and

•	the holder is not an “affiliate,” as defined in Rule 405 of the Securities Act, of ours or, if the holder is an affiliate, it will comply with any applicable registration and prospectus delivery requirements of the Securities Act.

Book-Entry Transfer

      The exchange agent will make a request to establish an account with respect to the outstanding notes at DTC for purposes of the exchange offer promptly after the date of this prospectus. Any financial institution participating in DTC’s system may make book-entry delivery of outstanding notes by causing DTC to transfer the outstanding notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. Holders of outstanding notes who are unable to deliver confirmation of the book-entry tender of their outstanding notes into the exchange agent’s account at DTC or all other documents required by the letter of transmittal to the exchange agent on or prior to the expiration date must tender their outstanding notes according to the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

      Holders wishing to tender their outstanding notes but whose outstanding notes are not immediately available or who cannot deliver their outstanding notes, the accompanying letter of transmittal or any other required documents to the exchange agent or comply with the applicable procedures under DTC’s Automated Tender Offer Program prior to the expiration date may tender if:

•	the tender is made through an eligible institution;

•	prior to the expiration date, the exchange agent receives from the eligible institution either a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail or hand delivery, or a properly transmitted agent’s message and notice of guaranteed delivery:

•	setting forth the name and address of the holder, the registered number(s) of the outstanding notes and the principal amount of outstanding notes tendered;

•	stating that the tender is being made thereby; and

•	guaranteeing that, within three New York Stock Exchange trading days after the expiration date, the accompanying letter of transmittal, or facsimile of the letter of transmittal, together with the outstanding notes or a book-entry confirmation, and any other documents required by the accompanying letter of transmittal will be deposited by the eligible institution with the exchange agent; and

•	the exchange agent receives the properly completed and executed letter of transmittal, or facsimile of the executed letter of transmittal, as well as all tendered outstanding notes in proper form for transfer or a book-entry confirmation, and all other documents required by the accompanying letter of transmittal, within three New York Stock Exchange trading days after the expiration date.

      Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their outstanding notes according to the guaranteed delivery procedures set forth above.

Withdrawal of Tenders

      Except as otherwise provided in this prospectus, holders of outstanding notes may withdraw their tenders at any time prior to the expiration date.

      For a withdrawal to the effective:

•	the exchange agent must receive a written notice of withdrawal, which notice may be by telegram, telex, facsimile transmission or letter of withdrawal at one of the addresses set forth below under “— Exchange Agent”; or

•	holders must comply with the appropriate procedures of DTC’s Automated Tender Offer Program system.

      Any notice of withdrawal must:

•	specify the name of the person who tendered the outstanding notes to be withdrawn;

•	identify the outstanding notes to be withdrawn, including the principal amount of the outstanding notes; and

•	where certificates for outstanding notes have been transmitted, specify the name in which the outstanding notes were registered, if different from that of the withdrawing holder.

      If certificates for outstanding notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of the certificates, the withdrawing holder must also submit:

•	the serial numbers of the particular certificates to be withdrawn; and

•	a signed notice of withdrawal with signatures guaranteed by an eligible institution unless the holder is an eligible institution.

      If outstanding notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn outstanding notes and otherwise comply with the procedures of that facility. We will determine all questions as to the validity, form and eligibility, including time of receipt, of the notices, and our determination will be final and binding on all parties. We will deem any outstanding notes so withdrawn not to have validly tendered for exchange for purposes of the exchange offer. Any outstanding notes that have been tendered for exchange but that are not exchanged for any reason will be returned to their holder without cost to the holder, or, in the case of outstanding notes tendered by book-entry transfer into the exchange agent’s account at DTC according to the procedures described above, the outstanding notes will be credited to an account maintained with DTC for outstanding notes, as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn, outstanding notes may be retendered by following one of the procedures described under “— Procedures for Tendering” above at any time on or prior to the expiration date.

Exchange Agent

      The Bank of New York has been appointed as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for the notice of guaranteed delivery to the exchange agent as follows:

For delivery by registered or certified mail:	For overnight delivery only:
The Bank of New York 15 Broad Street New York, New York 10007	The Bank of New York 15 Broad Street New York, New York 10007
Reorganization Unit — Floor 16 Attn: Diane Amoroso	Reorganization Unit — Floor 16 Attn: Diane Amoroso

By hand:	By facsimile transaction
The Bank of New York 15 Broad Street New York, New York 10007 Reorganization Unit — Window Lobby Level Attn: Diane Amoroso	(for eligible institutions only): (212)235-2261 Confirm facsimile by telephone only: (212)235-2353

Delivery of the letter of transmittal to an address other than as set forth above or transmission via facsimile other than as set forth above does not constitute a valid delivery of the letter of transmittal.

Fees and Expenses

      We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail; however, we may make additional solicitations by telephone or in person by our officers and regular employees and those of our affiliates.

      We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to broker-dealers or others soliciting acceptance of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses.

      We will pay the cash expenses to be incurred in connection with the exchange offer. The expenses are estimated in the aggregate to be approximately $500,000. They include:

•	SEC registration fees;

•	fees and expenses of the exchange agent and trustee;

•	accounting and legal fees and printing costs;

•	and related fees and expenses.

Transfer Taxes

      We will pay all transfer taxes, if any, applicable to the exchange of outstanding notes under the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

•	certificates representing outstanding notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of outstanding notes tendered;

•	tendered outstanding notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of outstanding notes under the exchange offer.

      If satisfactory evidence of payment of the taxes is not submitted with the letter of transmittal, the amount of the transfer taxes will be billed to that tendering holder.

      Holders who tender their outstanding notes for exchange will not be required to pay any transfer taxes. However, holders who instruct us to register exchange notes in the name of, or request that outstanding notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be required to pay any applicable transfer tax.

Consequences of Failure to Exchange

      Holders of outstanding notes who do not exchange their outstanding notes for exchange notes under the exchange offer will remain subject to the restrictions on transfer of the outstanding notes:

•	as set forth in the legend printed on the outstanding notes as a consequence of the issuance of the outstanding notes under the exemption from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws; and

•	otherwise as set forth in the prospectus distributed in connection with the private offering of the outstanding notes.

      In general, you may not offer or sell the outstanding notes unless they are registered under the Securities Act, or if the offer or sale is exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreements, we do not intend to register resales of the outstanding notes under the Securities Act. Based on interpretations of the SEC staff, exchange notes issued under the exchange offer may be offered for resale, resold or otherwise transferred by their holders (other than any holder that is our “affiliate” within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the holders acquired the exchange notes in the ordinary course of the holders’ business and the holders have no arrangement or understanding with respect to the distribution of the exchange notes to be acquired in the exchange offer. Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the exchange notes:

•	cannot rely on the applicable interpretations of the SEC; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

Accounting Treatment

      We will record the exchange notes in our accounting records at the same carrying value as the outstanding notes, which is the aggregate principal amount, as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes in connection with the exchange offer. The expenses of the exchange offer will be deferred and amortized over the term of the related notes.

Other

      Participation in the exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

      We may in the future seek to acquire untendered outstanding notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any outstanding notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered outstanding notes.

USE OF PROCEEDS

      We will not receive any cash proceeds from the issuance of the exchange notes. In consideration for issuing the exchange notes as contemplated in this prospectus, we will receive in exchange a like principal amount of the outstanding notes, the terms of which are identical in all material respects to the exchange notes. The outstanding notes surrendered in exchange for the exchange notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the exchange notes will not result in any change in our capitalization.

      We received net proceeds of approximately $196.0 million from the sale of the outstanding notes after deducting the initial purchasers’ discounts and commissions and estimated offering expenses. We have used all the net proceeds to repay a portion of the outstanding balance of our senior secured credit facility, repay the Financial Resources Group warehouse line and for general corporate purposes.

CAPITALIZATION

      The following table presents, at December 31, 2001:

•	our actual consolidated capitalization;

•	our pro forma consolidated capitalization giving effect to our initial public offering, which occurred in March 2002, and the use of proceeds therefrom; and

•	our pro forma as adjusted consolidated capitalization giving effect to our initial public offering, the use of proceeds therefrom and the sale of the outstanding notes and the use of proceeds therefrom.

      This information should be read together with our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	As of December 31, 2001

		Pro Forma For
		Initial Public	Pro Forma As
	Actual	Offering	Adjusted

		(in thousands)

Cash and cash equivalents	$57,993	$145,709	$145,709

Debt obligations (including current portion):

Senior secured credit facility(1)	$250,000	$250,000	$54,000

Project debt	77,675	26,780	26,780

Senior subordinated notes due 2011.	354,936	354,936	354,936

Senior subordinated notes due 2012.	—	—	200,000

Total debt obligations(2)	682,611	631,716	635,716

Shareholders’ equity(3):

Common stock, $.01 par value, 50,000,000 shares authorized and 36,513,898 issued, and 100,000,000 shares authorized and 44,448,898 shares issued as adjusted, respectively	365	444	444

Additional paid-in capital	139,193	277,725	277,725

Retained earnings	282,739	282,739	282,739

Treasury stock, at cost, 132,183 shares	(795)	(795)	(795)

Accumulated other comprehensive loss	(2,457)	(2,457)	(2,457)

Total Shareholders’ equity	419,045	557,656	557,656

Total capitalization	$1,101,656	$1,189,372	$1,193,372

Ratio of debt to total capitalization	62.0%	53.1%	53.3%

(1)	As of April 29, 2002, the outstanding balance under our senior secured credit facility was $100.0 million.

(2)	As of April 29, 2002, we had $722.5 million of total debt obligations.

(3)	The table above does not include shares issuable upon the exercise of outstanding options as of March 31, 2002, or shares authorized and reserved for issuance upon the exercise of options that may be issued in the future pursuant to stock option plans, see “Management.”

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

      The following tables set forth our selected historical consolidated financial data for each of the five years in the period ended December 31, 2001. Balance sheet data as of December 31, 2001 and 2000 and statements of operations data for the years ended December 31, 2001, 2000 and 1999 have been derived from our audited consolidated financial statements which are included elsewhere in this prospectus. The following information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited historical consolidated financial statements, including the introductory paragraphs and related notes thereto, appearing elsewhere in this prospectus.

	Years ended December 31,

	2001	2000	1999	1998(1)	1997

	(dollars in thousands)

Statement of Operations Data:

Revenues:

Homebuilding	$906,057	$614,665	$428,837	$251,564	$123,345

Parcel and lot	47,868	130,918	131,673	140,007	123,470

Amenity membership and operations	75,340	70,974	76,307	33,124	31,864

Real estate services and other	81,018	65,595	44,599	23,668	24,993

Total revenues	1,110,283	882,152	681,416	448,363	303,672

Total cost of sales	765,648	606,934	483,928	314,428	212,346

Contribution margin(2)	344,635	275,218	197,488	133,935	91,326

Selling, general, administrative and other, including real estate taxes	110,479	89,798	72,061	41,798	31,773

Depreciation and amortization	9,208	7,654	6,781	2,531	1,571

	224,948	177,766	118,646	89,606	57,982

Interest expense and dividends	52,532	43,363	42,621	35,542	36,059

Income before income taxes and extraordinary item	172,416	134,403	76,025	54,064	21,923

Income tax (expense) benefit	(68,223)	(52,462)	5,562	(12,881)	—

Income before extraordinary item	104,193	81,941	81,587	41,183	21,923

Extraordinary item, net of tax(3)	(1,958)	—	(1,694)	—	(7,537)

Net income	$102,235	$81,941	$79,893	$41,183	$14,386

Net income pro forma for C corporation status(4)	$—	$—	$—	$36,125	$8,836

Earnings (loss) per share:

Basic:

Income before extraordinary items	$2.86	$2.25	$2.24	$1.65	$0.87

Extraordinary item, net of tax	$(.05)	$—	$(.05)	$—	$(0.30)

Net income	$2.81	$2.25	$2.19	$1.65	$(0.57)

Diluted:

Income before extraordinary items	$2.80	$2.25	$2.24	$1.65	$0.87

Extraordinary item, net of tax	$(.05)	$—	$(.05)	$—	$(0.30)

Net income	$2.75	$2.25	$2.19	$1.65	$(0.57)
Net Income pro forma for C corporation status

Basic	$—	$—	$—	$1.38	$0.35

Diluted	$—	$—	$—	$1.38	$0.35
Weighted average number of shares(5)

Basic	36,381,715	36,379,927	36,479,555	26,091,574	25,096,400

Diluted	37,268,832	36,379,927	36,479,555	26,091,574	25,096,400

	Years ended December 31,

	2001	2000	1999	1998(1)	1997

	(dollars in thousands)

Other Data:

EBITDA(6)	$234,156	$185,420	$125,427	$92,137	$59,553

EBITDA margin(7)	21.1%	21.0%	18.4%	20.5%	19.6%

Net cash (used in) provided by operating activities(8)	$(128,123)	$28,793	$19,022	$32,221	$2,602

Net cash (used in) provided by investing activities(8)	$(15,887)	$(216)	$(1,331)	$8,916	$3,964

Net cash provided by (used in) financing activities(8)	$146,266	$(6,332)	$(5,257)	$(34,846)	$(12,949)

Interest incurred(9)	$63,328	$62,100	$60,503	$44,993	$42,590

Ratio of earnings to fixed charges(10)	3.26x	2.64x	1.82x	1.81x	1.21x

Balance Sheet Data:

Real estate inventories	$774,443	$649,007	$594,459	$445,065	$338,821

Total assets	1,571,192	1,213,096	1,004,099	923,517	593,820

Debt(11)	682,611	553,256	545,416	506,128	375,335

Shareholders’ equity/ Partners’ capital	419,045	319,222	237,500	157,956	85,109

Ratio of debt to total capitalization	62.0%	63.4%	69.7%	76.2%	81.5%

(1)	Financial data as of and for the year ended December 31, 1998 consist of the accounts of WCI Communities, inclusive of Florida Design Communities, Inc. (FDC) since December 1, 1998 (the date following the acquisition) and WCI Communities Limited Partnership (WCI LP) for the complete year and reflects the reorganization of WCI Communities which occurred on November 30, 1998.

(2)	Contribution margin represents our total line of business gross margin less overhead expenses directly related to each line of business. All sales, marketing and indirect corporate overhead expenses are included in the caption “Selling, general, administrative and other, including real estate taxes.”

(3)	Extraordinary items are (a) the unamortized balance of debt issuance costs associated with the acquisition of WCI Communities Limited Partnership in July 1995 that was written off in 1997 when this debt was refinanced, (b) the unamortized balance of debt issuance cost associated with the early repayment of a high-rise construction loan in 1999 and (c) the unamortized balance of debt issuance costs associated with the early repayment of debt in conjunction with the $350.0 million offering of our outstanding 10 5/8% Senior Subordinated Notes due 2011 in February and June 2001.

(4)	Prior to November 30, 1998, WCI Communities Limited Partnership reported its taxable income to its partners. As a result, prior to November 30, except for earnings recorded by Bay Colony-Gateway, a C corporation, WCI Communities Limited Partnership’s consolidated taxable earnings were taxed directly to WCI Communities Limited Partnership’s then-existing partners. Net income pro forma for C corporation status assumes that WCI Communities filed a consolidated return as a C corporation and was taxed as a C corporation at the statutory tax rates that would have applied for all periods.

(5)	For 1997, weighted average shares basic and diluted were derived by assuming that 25,096,400 shares issued for partners’ interest in WCI LP were outstanding for twelve months. For 1998, weighted average shares basic and diluted were derived using the following assumptions: that 25,096,400 shares issued for the partners’ interest in WCI LP were considered outstanding for twelve months; that 10,939,374 shares issued for the acquisition of FDC were considered outstanding from date of issuance, November 30, 1998; and that 470,665 shares issued to employees were considered outstanding from the date of grant, December 4, 1998.

(6)	EBITDA represents earnings before interest expense, preferred stock dividend, income taxes, depreciation and amortization and extraordinary items. EBITDA is presented because it is a widely accepted financial indicator used by certain investors and analysts to analyze and compare companies on the basis of operating performance. EBITDA as presented may not be comparable to similarly titled measures reported by other companies because not all companies necessarily calculate

EBITDA in an identical manner and, therefore, is not necessarily an accurate means of comparison between companies. EBITDA is not intended to represent cash flows for the period or funds available for management’s discretionary use nor has it been presented as an alternative to operating income or as an indicator of operating performance and it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

(7)	EBITDA margin is calculated by dividing EBITDA by total revenues.

(8)	Net cash flow from operating activities is reduced by all additions to real estate inventories and contracts receivable, including amounts that are not expected to be realized within the next twelve months. Additions to real estate inventories include expenditures to purchase land, develop new and existing communities, and construct mid-rise and high-rise towers. These expenditures are paid for by borrowings under our revolving line of credit and mortgages and notes payable, which are included in cash flows from financing activities. For a full presentation of our cash flows in accordance with generally accepted accounting principals, see “Consolidated Statements of Cash Flows” on page F-6 of this prospectus.

(9)	Interest incurred is the amount of interest paid and accrued (whether expensed or capitalized) during the period excluding amortization of debt issuance costs and amortization of interest previously capitalized.

(10)	Earnings have been calculated as (a) pre-tax income or loss from operations before adjustment for income or loss from equity investees, plus (b) fixed charges, plus (c) amortization of capitalized interest, plus (d) distributed income from equity investees, minus (e) interest capitalized. Fixed charges are comprised of (a) interest incurred, both expensed and capitalized, (b) debt issue cost amortization in the period, (c) the portion of rental expense representative of the interest factor and (d) the amount of preferred stock dividend requirements of a subsidiary, adjusted for the effective tax rate.

(11)	Debt excludes accounts payable and accrued expenses, customer deposits and other liabilities (other than land repurchase liabilities), deferred income tax liabilities and community development district obligations.

DESCRIPTION OF MATERIAL INDEBTEDNESS

      The following is a summary of the material terms of our and our subsidiaries’ indebtedness. The descriptions of the agreements set forth below do not purport to be complete and are qualified in their entirety by reference to the documents.

      Senior Secured Credit Facility. On February 20, 2001, we entered into a senior secured credit facility with a group of lenders and Fleet National Bank, as agent for the lenders. The senior secured credit facility is guaranteed by each of our pledgor subsidiaries. The guarantees are full, unconditional, joint and several. The senior secured credit facilities rank senior in right of payments to all of our subordinated indebtedness.

      The senior secured credit facility consists of a $250.0 million term loan and a $200.0 million revolving loan, which includes a sublimit of $30.0 million available for letters of credit. The outstanding balance at April 29, 2002 was $100.0 million for the term loan and $0 for the revolving loan. As of April 29, 2002, we had letters of credit in the amount of $6.8 million. As of April 29, 2002 we had $193.2 million available for borrowing under our senior secured credit facility. The maximum amount available for borrowing under the senior secured credit facility is subject to a borrowing base computation.

      The term loan requires mandatory principal payments of $5.0 million on January 31 and July 31 of each year commencing January 31, 2002. The senior secured credit facility matures in February 2004, when all remaining principal under the term loan and revolving loan are payable.

      The term loan and revolving loan each bear interest at a rate, at our option, equal to the lender’s base rate plus 0.50% or the Eurodollar rate plus 3.00%. The base rate can be reduced by up to 0.50% and the Eurodollar rate can be reduced by up to 0.75%, if the facility meets certain rating criteria. As of December 31, 2001, the base rate and Eurodollar rate have each been reduced by 0.25%, to 0.25% over the base rate and 2.75% over the Eurodollar rate. At December 31, 2001, the weighted average interest rate was 4.68% on the term loan and 5.00% on the revolving loan.

      Under the senior secured credit facility, we have agreed to pay a commitment fee equal to 0.3% of the average daily unutilized commitment under the revolving loan, which could increase to 0.5% if the unutilized commitment is greater that 60% of the total commitment amount. We have also agreed to pay fees with respect to the issuance of letters of credit and an annual bank administration fee.

      The senior secured credit facility is secured by blanket first mortgages or liens on substantially all of our significant assets, except in certain circumstances where other first mortgages or liens are permitted and except for assets of certain excluded subsidiaries.

      The senior secured credit facility contains certain financial covenants, based on definitions in the senior secured credit facility, including:

•	the ratio of EBITDA to interest incurred must exceed 2.0 to 1. If the ratio is less than 2.0 to 1, then there are limitations on the acquisition of real property;

•	we must maintain a minimum level of tangible net worth equal to $240.0 million plus 50% of net income earned after January 1, 2000 plus 75% of increases in investors’ equity from the issuance of equity;

•	the ratio of total liabilities less unrestricted cash to adjusted tangible net worth cannot exceed 2.90 to 1.0;

•	the ratio of total senior debt to adjusted tangible net worth shall be equal to or less than 1.75 to 1; and

•	the ratio of EBITDA to fixed charges must be greater than 1.50 to 1.

      The senior secured credit facility also contains various affirmative covenants including, without limitation:

•	a requirement to maintain $90 million of interest rate protection; and

•	requirements to maintain insurance, comply with laws and maintain properties.

      The senior secured credit facility also contains negative covenants that restrict, among other things:

•	the incurrence of additional indebtedness;

•	the incurrence of liens;

•	transactions with affiliates;

•	investments, including investments in our joint ventures;

•	acquisitions of land;

•	capital expenditures;

•	distributions and dividends; and

•	mergers and consolidations.

      The principal amount of senior debt of WCI and its subsidiaries outstanding at April 29, 2002 was approximately $167.7 million. The indenture limits, subject to financial tests, the amount of additional indebtedness, including senior debt, that WCI and its subsidiaries can incur. See “Description of Notes — Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock.”

      10 5/8% Senior Subordinated Notes due 2011. The 10 5/8% Senior Subordinated Notes are our senior subordinated obligations in an aggregate principal amount of $350.0 million. They mature on February 15, 2011, with no sinking fund requirements, and have interest payable semi-annually in February and August at an annual rate of 10 5/8%. They are currently redeemable at 110.625% with annual reductions to 100% in 2009 plus accrued and unpaid interest and liquidated damages, if any. The 10 5/8% Senior Subordinated Notes otherwise have terms and covenants similar to the notes.

      Project and Construction Loans. We generally obtain construction loans in connection with each tower development. Typically, the loans are secured by the specific projects and bear interest at a rate of prime plus 0.0% to 0.25% or LIBOR plus 2.00% to 2.25%, at our option, with a 0.5% upfront fee. Loans are funded as interest payments are due or as disbursements are made during the course of construction after utilizing customer deposits received from sales contracts. The loans are secured by the underlying land, construction in progress, all related construction contracts and the underlying sales contracts, and are payable from proceeds from the sale of residences at the earlier of completion of construction or a stated maturity date. We have entered into a $133.3 million construction loan in connection with the construction of the three towers which matures in October 2003, $0.7 million of which was outstanding as of December 31, 2001. We entered into a $108.0 million construction loan in connection with the construction of four additional towers which matures in December 2002, $20.5 million of which was outstanding as of December 31, 2001. We entered into an amendment of this construction loan that increased the amount available for borrowing to approximately $121.2 million and extended the maturity date to April 17, 2004. We entered into an $85.6 million construction loan in connection with the construction of two additional towers which matures in March 2003, $30.4 million of which was outstanding as of December 31, 2001.

      Other WCI Communities Debt. One of our wholly-owned subsidiaries obtained a $27.0 million loan from Textron Financial Corporation in July 1999. The loan is secured by a first mortgage and a security interest on certain of the underlying assets of our amenities business. The loan bears interest at LIBOR plus 3.20%, payable monthly, and matures in August 2004. At December 31, 2001, the balance of the loan was approximately $26.1 million.

      Financial Resources Group. In August 2001, Financial Resources Group (FRG), our mortgage banking subsidiary, entered into a $10.0 million warehouse lending facility with a commercial bank. In December 2001, FRG amended and restated the facility to increase the maximum amount to $18.0 million. The credit facility is payable on demand and accrues interest on the outstanding balance at FRG’s option at Libor plus 2.0% or the overnight federal funds rate plus 2.15%. The credit facility is collateralized by a blanket first priority lien on all FRG assets, requires maintenance of an adequate collateral borrowing base and the maintenance of certain financial covenants. At April 29, 2002 there were no outstanding borrowings under this credit facility.

      Debt Service Payments. Our debt consists of our senior secured credit facility, existing senior subordinated notes and project debt. Set forth below are estimated debt service payments based on assumptions for principal repayments and interest rates for the period from April 1, 2002 to December 31, 2002 and for the years ending December 31, 2003 through December 31, 2006 and thereafter. These amounts are based on the outstanding debt balances as of March 31, 2002 as adjusted to reflect the issuance of the $200.0 million notes offered hereby, with a maturity date of April 2012 and interest at 9.125% per annum, and the use of net proceeds to repay the senior secured credit facility. The amounts stated below assume that the principal balances of the debt will not change (either increase or decrease) during the entire period, except for scheduled principal amortization payments, and that the interest rates in effect as of March 31, 2002 will not change. In addition, interest on the $200 million aggregate principal amount of the notes does not include amortization of any premium received or discount paid from the sale of the notes that would reduce or increase interest expense or any capitalization on interest or relief of any previously capitalized interest in accordance with generally accepted accounting principles.

      The amounts of debt and interest stated below are likely to change. In the normal course of operations, we routinely incur additional debt, such as draws under existing project debt and working capital advances under the senior secured credit facility, and may pre-pay debt before maturity or extend the maturity dates of existing debt. We expect to extend the maturity date of the senior secured credit facility or replace it with a refinancing facility rather than repay the remaining principal balance in 2004. In addition, a majority of our outstanding debt, other than our senior subordinated notes, is based on floating interest rates, although we have assumed that the interest on the floating rate debt is fixed for purposes of the schedule below. Based on the expected changes in outstanding debt balances and since the actual interest rate on the floating rate debt will fluctuate, the actual interest to be paid over the life of the floating rate debt will differ from that set forth below.

		Estimated
	Principal	Interest	Total

	(dollars in thousands)

April 1, 2002 through December 31, 2002	$201,658	$44,248	$245,906

2003	41,573	59,799	101,372

2004	68,848	56,355	125,203

2005	—	55,438	55,438

2006	—	55,438	55,438

Thereafter	550,000	249,182	799,182

Total Debt Service	$862,079	$520,458	$1,382,537

DESCRIPTION OF NOTES

      You can find the definitions of certain terms used in this description under the subheading “Certain Definitions.” In this description, the word “Company” refers only to WCI Communities, Inc. and any and all successors and not to any of its subsidiaries.

      The Company issued the Notes under an Indenture (the “Indenture”) among the Company, the Guarantors and The Bank of New York, as trustee (the “Trustee”) in a private transaction that is not subject to the registration requirements of the Securities Act on April 24, 2002. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (the “Trust Indenture Act”).

      The following description is a summary of the material provisions of the Indenture. It does not restate the Indenture in its entirety. We urge you to read the Indenture because it, and not this description, defines your rights as holders of these Notes. Copies of the Indenture, the form of Note and the Registration Rights Agreement are available upon request to the Company at the address set forth below under “— Additional Information.”

Brief Description of the Notes and the Guarantees

  The Notes

      These Notes:

•	are general unsecured obligations of the Company;

•	are subordinated in right of payment to all existing and future Senior Debt of the Company;

•	are pari passu in right of payment with our outstanding Existing Notes and any of our future senior subordinated Indebtedness; and

•	are unconditionally guaranteed by the Guarantors.

  The Subsidiary Guarantees

      These Notes are guaranteed by all of our current Subsidiaries and any other Restricted Subsidiary that executes a Guarantee (each a “Subsidiary Guarantee”) in accordance with the provisions of the Indenture and their respective successors and assigns (the “Guarantors”). Notwithstanding the foregoing, Wildcat Run of Lee County, Inc. is not a Guarantor of the Notes.

      The Subsidiary Guarantees of these Notes:

•	are general unsecured obligations of each Guarantor; are subordinated in right of payment to all existing and future Senior Debt of each Guarantor;

•	are pari passu with the Guarantors’ guarantees of our Existing Notes; and

•	are pari passu in right of payment to any future senior subordinated Indebtedness of each Guarantor.

      If:

(1)	the Company sells or disposes of all of the assets of any Guarantor, by way of merger, consolidation or otherwise,

(2)	the Company sells or disposes of all of the Capital Stock of any Guarantor, or

(3)	the Company properly designates any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary or any Guarantor is released from Guarantees of Indebtedness of the Company such that such Guarantor would not be required to provide a Guarantee of the Notes under the covenant “Additional Subsidiary Guarantees;”

then such Guarantor, or the corporation acquiring the property (in the event of a sale or other disposition of all of the assets of such Guarantor), will be released and relieved of any obligations under its Subsidiary Guarantee.

      The operations of the Company are conducted in large part through its subsidiaries and joint ventures and, therefore, the Company depends upon the cash flow of its subsidiaries and joint ventures to meet its obligations, including its obligations under the Notes. The Notes are effectively subordinated in right of payment to all Indebtedness and other liabilities and commitments (including trade payables and lease obligations) of the Company’s non-guarantor subsidiaries and joint ventures. Any right of the Company to receive assets of any of its non-guarantor subsidiaries and joint ventures upon their liquidation or reorganization (and, with respect to non-guarantor subsidiaries, the consequent right of the Holders of the Notes to participate in those assets) is effectively subordinated to the claims of that subsidiary’s and joint venture’s creditors, except to the extent that the Company is itself recognized as a creditor of the subsidiary or joint venture, in which case the claims of the Company would still be subordinate to any security in the assets of such subsidiary or joint venture and any indebtedness of the subsidiary or joint venture senior to that held by the Company.

      As of April 29, 2002, the Company and the Guarantors had approximately $167.7 million in aggregate principal amount of Senior Debt.

Principal, Maturity and Interest

      The Notes are limited in aggregate principal amount to $350.0 million of which $200.0 million were issued in the offering of the Notes. The Company may issue additional notes (the “Additional Notes”) from time to time after the offering of the Notes. Any offering of Additional Notes is subject to the covenant described below under the caption “Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock.” The Notes and any Additional Notes subsequently issued under the Indenture would be treated as a single class for all purposes under the Indenture, including, without limitation, waivers, amendments redemptions and offers to purchase. The Company issued the Notes in denominations of $1,000 and integral multiples of $1,000. The Notes will mature on May 1, 2012.

      Interest on the Notes accrues at the rate of 9 1/8% per annum and is payable semi-annually in arrears on May 1 and November 1, commencing on November 1, 2002. The Company will make each interest payment to the Holders of record on the immediately preceding April 15 and October 15.

      Interest on the Notes accrues from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

      If a Holder has given wire transfer instructions to the Company, the Company will pay all principal, interest, premium, if any, and Additional Interest, if any, on that Holder’s Notes in accordance with those instructions. All other payments on Notes will be made at the office or agency of the Paying Agent and Registrar within the City and State of New York unless the Company elects to make interest payments by check mailed to the Holders at their addresses set forth in the register of Holders.

Paying Agent and Registrar for the Notes

      The Trustee will initially act as Paying Agent and Registrar. The Company may change the Paying Agent or Registrar without prior notice to the Holders, and the Company or any of its Subsidiaries may act as Paying Agent or Registrar.

Transfer and Exchange

      A Holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

      The registered Holder of a Note will be treated as the owner of it for all purposes.

Subordination

      The payment of principal of, premium, if any, interest and Additional Interest, if any, on the Notes is subordinated to the prior payment in full in cash of all Senior Debt of the Company, including Senior Debt incurred after the date of the Indenture.

      The holders of Senior Debt of the Company are entitled to receive payment in full in cash of all Obligations due in respect of such Senior Debt (including interest after the commencement of any bankruptcy proceeding at the default rate specified in the applicable Senior Debt) before the Holders of Notes are entitled to receive any payment with respect to the Notes (except that Holders of Notes may receive and retain Permitted Junior Securities and payments made from the trust described under “— Legal Defeasance and Covenant Defeasance”), in the event of any distribution to creditors of the Company:

      (1) in a liquidation or dissolution of the Company;

(2)	in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property;

      (3) in an assignment for the benefit of creditors; or

      (4) in any marshaling of the Company’s assets and liabilities.

      The Company also may not make any payment in respect of the Notes (except in Permitted Junior Securities or from the trust described under “— Legal Defeasance and Covenant Defeasance”) if:

(1)	a payment default on Designated Senior Debt occurs and is continuing beyond any applicable grace period; or

(2)	any other default occurs and is continuing on any series of Designated Senior Debt that permit holders of that series of Designated Senior Debt to accelerate its maturity and the Trustee receives a notice of such default (a “Payment Blockage Notice”) from the Company or the holders of any Designated Senior Debt.

      Payments on the Notes may and shall be resumed:

(1)	in the case of a payment default, upon the date on which such default is cured or waived; and

(2)	in case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or 179 days after the date on which the Payment Blockage Notice is received,

unless the maturity of any Designated Senior Debt has been accelerated.

      No new Payment Blockage Notice may be delivered unless and until 360 days have elapsed since the delivery of the immediately prior Payment Blockage Notice.

      No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice unless such default shall have been cured or waived.

      If the Trustee or any Holder of the Notes receives a payment in respect of the Notes (except in Permitted Junior Securities or from the trust described under “— Legal Defeasance and Covenant Defeasance”) when the payment is prohibited by these subordination provisions, the Trustee or the Holder, as the case may be, shall hold the payment in trust for the benefit of the holders of Senior Debt. Upon the proper written request of the holders of Senior Debt, the Trustee or the Holder, as the case may be, shall deliver the amounts in trust to the holders of Senior Debt or their proper representatives.

      The Company must promptly notify holders of its Senior Debt if payment of the Notes is accelerated because of an Event of Default. See “Risk Factors — Subordination — You may not receive payments on the notes upon our or our guarantor subsidiaries’ bankruptcy, liquidation or reorganization because other parties will be entitled to payment before you.”

      On a pro forma basis, after giving effect to our initial public equity offering, the sale of the Notes and the application of the proceeds therefrom, the principal amount of Senior Debt of the Company and its Restricted Subsidiaries outstanding at December 31, 2001 would have been approximately $80.8 million. The Indenture limits, subject to certain financial tests, the amount of additional Indebtedness, including Senior Debt, that the Company and its Restricted Subsidiaries can incur. See “— Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock.”

Optional Redemption

      Except as described below, the Notes are not redeemable at the Company’s option prior to May 1, 2007.

      On or after May 1, 2007, the Company may redeem all or a part of the Notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued, unpaid interest and Additional Interest, if any, thereon, to the applicable redemption date, if redeemed during the twelve-month period beginning on May 1 of the years indicated below:

Year	Percentage

2007	104.563%

2008	103.042%

2009	101.521%

2010 and thereafter	100.000%

      At any time on or before May 1, 2005, the Company may on any one or more occasions redeem up to an aggregate of 35% of the aggregate principal amount of Notes issued under the Indenture at a redemption price of 109.125% of the principal amount thereof, plus accrued and unpaid interest and Additional Interest thereon, if any, to the redemption date, with the net cash proceeds of one or more Equity Offerings of the Company; provided that:

(1)	at least 65% of the aggregate principal amount of Notes issued under the Indenture remains outstanding immediately after the occurrence of such redemption; and

(2)	the redemption must occur within 90 days of the date of the closing of such Equity Offering.

Selection and Notice

      If less than all of the Notes are to be redeemed at any time, the Trustee will select Notes for redemption as follows:

(1)	if the Notes are listed, in compliance with the requirements of the principal national securities exchange on which the Notes are listed, or

(2)	if the Notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate.

      No Notes of $1,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. Notices of redemption may not be conditional.

      If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the outstanding Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

Mandatory Redemption

      The Company is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

Repurchase at the Option of Holders

  Change of Control

      If a Change of Control occurs, each Holder of Notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of that Holder’s Notes pursuant to a Change of Control offer on the terms set forth in the Indenture. In the Change of Control offer, the Company will offer a Change of Control payment in cash equal to 101% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest and Additional Interest thereon, if any, to the date of purchase. Within thirty days following any Change of Control, the Company will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on the Change of Control payment date, which date shall be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the Indenture and described in such notice.

      The Company will comply with the requirements of Section 14(e) under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the Indenture by virtue of such conflict.

      On the Change of Control payment date, the Company will, to the extent lawful:

(1)	accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control offer;

(2)	deposit with the Paying Agent an amount equal to the Change of Control payment in respect of all Notes or portions thereof so tendered; and

(3)	deliver or cause to be delivered to the Trustee for cancellation the Notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the Company.

      The Paying Agent will promptly mail to each Holder of Notes so tendered the Change of Control payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in a principal amount of $1,000 or an integral multiple thereof.

      Prior to complying with any of the provisions of this “Change of Control” covenant, but in any event within 90 days following a Change of Control, the Company will either repay all outstanding Senior Debt or obtain the requisite consents, if any, under all agreements governing outstanding Senior Debt to permit the repurchase of Notes required by this covenant. The Company will publicly announce the results of the Change of Control offer on or as soon as practicable after the Change of Control payment date.

      The provisions described above that require the Company to make a Change of Control offer following a Change of Control are applicable regardless of whether any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders of the Notes to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

      The Credit Agreement restricts the ability of the Company to repurchase Notes, including following a Change of Control. In addition, a Change of Control may constitute a default under the Credit Agreement. Any future credit agreements or other agreements relating to Senior Debt to which the Company becomes a party may contain similar restrictions and provisions. In the event a Change of Control occurs at a time when the Company is prohibited from purchasing Notes, the Company could seek the consent of its lenders to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing Notes. The Company’s failure to make a Change of Control offer or failure to purchase Notes tendered in a Change of Control offer would constitute an Event of Default under the Indenture which would, in turn, constitute a default under the Credit Agreement and the indenture relating to the Existing Notes. In such circumstances, the subordination provisions in the Indenture would likely restrict payments to the holders of Notes. See “— Subordination.” Also, there can be no assurance that sufficient funds will be available at the time of any Change of Control offer to make any required purchases.

      The Company is not required to make a Change of Control offer upon a Change of Control if a third party makes the Change of Control offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control offer.

      The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of the Company and its Restricted Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of Notes to require the Company to repurchase such Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Restricted Subsidiaries taken as a whole to another Person or group may be uncertain.

Covenants

  Maintenance of Consolidated Tangible Net Worth

      If the Company’s Consolidated Tangible Net Worth declines below $125.0 million (the “Minimum Tangible Net Worth”) at the end of any fiscal quarter, the Company must deliver an Officers’ Certificate to the Trustee within 55 days after the end of that fiscal quarter (110 days after the end of any fiscal year) to notify the Trustee. If, on the last day of each of any two consecutive fiscal quarters (the last day of the second fiscal quarter being referred to as a “Deficiency Date”), the Company’s Consolidated Tangible Net Worth is less than the Minimum Tangible Net Worth of the Company, then the Company must make an offer (an “Offer”) to all Holders of Notes to purchase 10% of the aggregate principal amount of the Notes originally issued (the “Offer Amount”) at a purchase price equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest and Additional Interest if any, to the date of purchase; provided, however, that no such Offer shall be required if, after the Deficiency Date but prior to the date the Company is required to make the Offer, capital in cash or Cash Equivalents is contributed for Equity Interests of the Company other than Disqualified Stock of the Company or its Restricted Subsidiaries

sufficient to increase the Company’s Consolidated Tangible Net Worth after giving effect to such contribution to an amount equal to or above the Minimum Tangible Net Worth.

      The Company must make the Offer no later than 65 days after each Deficiency Date (120 days if such Deficiency Date is the last day of the Company’s fiscal year). The Offer is required to remain open for a period of 20 business days following its commencement (unless required to remain open for a longer period by applicable law). The Company is required to purchase the Offer Amount of the Notes on a designated date no later than five business days after the termination of the Offer, or if less than the Offer Amount of Notes shall have been tendered, all Notes then tendered. The Company will not be obligated to purchase any Notes unless Holders of Notes of at least 10% of the Offer Amount shall have tendered and not subsequently withdrawn their Notes for repurchase.

      If the aggregate principal amount of Notes tendered exceeds the Offer Amount, the Company is required to purchase the Notes tendered to it pro rata among the Notes tendered (with such adjustments as may be appropriate so that only Notes in denominations of $1,000 and integral multiples thereof shall be purchased). The Company will comply with all applicable federal and state securities laws in connection with each Offer.

      In no event will the failure of the Company’s Consolidated Tangible Net Worth to equal or exceed the Minimum Tangible Net Worth at the end of any fiscal quarter be counted toward the making of more than one Offer. The Company may reduce the principal amount of Notes to be purchased pursuant to the Offer by subtracting 100% of the principal amount (excluding premium) of the Notes acquired, redeemed or called for redemption by the Company prior to the purchase (otherwise than under this provision). The Company, however, may not credit Notes that have been previously used as a credit against any obligation to repurchase Notes pursuant to this provision. Any Offer shall be conducted in compliance with applicable regulations under the federal securities law, including Exchange Act Rule 14e-1.

      The Credit Agreement restricts the ability of the Company to repurchase Notes, including following a decline in the Company’s Consolidated Tangible Net Worth. In addition, a decline in the Company’s Consolidated Tangible Net Worth may constitute a default under the Credit Agreement. Any future credit agreements or other agreements relating to Senior Debt to which the Company becomes a party may contain similar restrictions and provisions. In the event a decline in the Company’s Consolidated Tangible Net Worth results in an Offer when the Company is prohibited from purchasing Notes, the Company could seek the consent of its lenders to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing Notes. The Company’s failure to make an Offer or purchase Notes tendered in an Offer would constitute an Event of Default under the Indenture which would, in turn, constitute a default under the Credit Agreement and the indenture relating to the Existing Notes. In such circumstances, the subordination provisions in the Indenture would likely restrict payments to the holders of Notes. See “— Subordination.”

      The Company’s Consolidated Tangible Net Worth, pro forma for the initial public offering and the offering of the outstanding notes, was approximately $497.1 million as of December 31, 2001.

  Restricted Payments

      The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1)	declare or pay any dividend or make any other payment or distribution on account of the Company’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Company or any of its Restricted Subsidiaries) (other than dividends or distributions payable in Equity Interests of the Company (other than Disqualified Stock) or dividends or distributions to the Company or a Restricted Subsidiary of the Company);

(2)	purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Company) any Equity Interests of the

Company or any direct or indirect parent of the Company (other than any such Equity Interests owned by the Company, a Wholly Owned Restricted Subsidiary or any Guarantor);

(3)	make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the Notes or the Subsidiary Guarantees, except payments of interest or a payment of principal at Stated Maturity (other than Indebtedness permitted under clause (6) of the covenant described below under “— Incurrence of Indebtedness and Issuance of Preferred Stock”); or

(4)	make any Restricted Investment,

(all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:

(a)	no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

(b)	the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock”; and

(c)	such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the date of the Indenture plus all restricted payments made since February 20, 2001 until the date of the Indenture that constituted Restricted Payments under the terms of the indenture relating to the Existing Notes (excluding Restricted Payments permitted by clauses (2), (3), (4), (5), (7), (9), (10), (11) and (12) of the next succeeding paragraph (or, with respect to Restricted Payments made since February 20, 2001 and prior to the date of the Indenture similar clauses relating to the Existing Notes)), is less than the sum, without duplication, of

(I)	50% of the Consolidated Net Income After Grossed Up Preferred Stock Dividends of the Company for the period (taken as one accounting period) from December 31, 2000 to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus

(II)	100% of the aggregate net cash proceeds and the Fair Market Value as determined by an independent third party appraiser, accounting firm or valuation firm not affiliated with the Company of real property or securities constituting a controlling interest in any Person received by the Company since February 20, 2001 as a contribution to its common equity capital or from the issue or sale of Equity Interests of the Company (other than Disqualified Stock) or from the issue or sale (other than to a Restricted Subsidiary of the Company) of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of the Company that have been converted into or exchanged for such Equity Interests (other than Disqualified Stock), plus

(III)	to the extent that any Restricted Investment, in whole or in part, is sold or otherwise liquidated or repaid, redeemed or repurchased (or was sold or otherwise liquidated or repaid, redeemed, or repurchased since February 20, 2001 to the date of the Indenture), the sum of (A) 100% of such cash proceeds and the Fair Market Value of other assets that do not otherwise constitute a Restricted Investment (net of the cost of disposition or sale, if any, and tax liabilities arising from such transaction) up to the aggregate amount invested in such Restricted Investment outstanding at such time plus (B) 50% of such cash proceeds and the Fair Market Value of other assets that do not otherwise constitute a Restricted Investment in excess of the aggregate amount invested in such Restricted Investment, in each case, to the extent not otherwise included in Consolidated Net Income of the Company for such period, plus

(IV)	50% of the amount received from any cash dividends, cash distributions, cash interest or other cash payments received by the Company or a Guarantor since February 20, 2001 from any Restricted Investment, to the extent that such dividends or cash distributions were not otherwise included in Consolidated Net Income of the Company for such period or in clause (III) above and excluding any such payments to pay obligations and expenses of Restricted Investments such as income taxes which were not paid prior to February 20, 2001, plus

(V)	to the extent that any Unrestricted Subsidiary of the Company is redesignated as a Restricted Subsidiary after the date of the Indenture (or was redesignated as a Restricted Subsidiary since February 20, 2001 and prior to the date of the Indenture), the Fair Market Value of the Company’s Investment in such Unrestricted Subsidiary as of the date of such redesignation, plus

(VI)	100% of the reduction or release since February 20, 2001 of Indebtedness under Guarantees of the Company or any Restricted Subsidiary which are Restricted Investments, to the extent that such reduction or release is not due to any payment under such Guarantee, plus

(VII)	$10.0 million.

      The preceding provisions will not prohibit:

(1)	the payment of any dividend within 60 days after the date of declaration thereof, if at date of declaration, such payment would have complied with the provisions of the Indenture;

(2)	the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness of the Company or any Guarantor or of any Equity Interests of the Company in exchange for, or out of the net cash proceeds of the substantially concurrent sale, issuance of or contribution for (other than to a Restricted Subsidiary of the Company), Equity Interests of the Company (other than Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such payment, redemption, repurchase, retirement, defeasance, other acquisition or dividend or distribution shall be excluded from clause (c) of the preceding paragraph;

(3)	so long as no Default or Event of Default has occurred and is continuing or would be caused thereby, the defeasance, redemption, repurchase or other acquisition of subordinated Indebtedness with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness;

(4)	so long as no Default or Event of Default has occurred and is continuing or would be caused thereby, the payment of any dividend or distribution by a Restricted Subsidiary of the Company to the holders of its common Equity Interests on a pro rata basis;

(5)	so long as no Default or Event of Default has occurred and is continuing or would be caused thereby, the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company or any Restricted Subsidiary of the Company held by any present, former or future employee, director or Consultant of the Company’s (or any of its Restricted Subsidiaries or any parent of the Company) pursuant to any management equity subscription agreement or stock option agreement in effect as of the date of the Indenture or any other similar agreement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests shall not exceed $2.0 million in any twelve-month period (with unused amounts in any calendar year being carried over to succeeding calendar years subject to a maximum (without giving effect to the following proviso) of $4.0 million in any calendar year); provided that such amount in any calendar year may be increased by an amount not to exceed

(A)	the cash proceeds from the sale of Equity Interests of the Company, any parent of the Company or any of its Restricted Subsidiaries to present, former or future directors, Consultants or employees of the Company, its Restricted Subsidiaries or any parent of the Company that occurred since February 20, 2001 (to the extent the cash proceeds from the sale of such Equity Interest have not otherwise been included in clause (c) of the immediately preceding paragraph), plus

(B)	the cash proceeds of key man life insurance policies received by the Company, its Restricted Subsidiaries or any parent of the Company since February 20, 2001;

and; provided that cancellation of Indebtedness owing to the Company from present, former or future directors, Consultants, or employees of the Company, any of its Restricted Subsidiaries or any parent of the Company the proceeds of which were used solely to purchase Equity Interests of the Company will not be deemed to constitute a Restricted Payment so long as the value of such Equity Interests issued did not increase clause (c) of the preceding paragraph;

(6)	so long as no Default or Event of Default has occurred and is continuing or would be caused thereby, Restricted Investments made after the date of the Indenture having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (6) and, without duplication, Investments made pursuant to the comparable clause of the indenture relating to the Existing Notes that are at that time outstanding (without giving effect to any write-up, write-off or write-down), not to exceed 5% of the Company’s Consolidated Tangible Assets as of the end of the fiscal quarter most recently completed (with Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(7)	repurchases of Equity Interests deemed to occur upon exercise of stock options if such Equity Interests represent a portion of the exercise price of such options;

(8)	so long as no Default or Event of Default has occurred and is continuing or would be caused thereby, the payment of dividends on the Company’s Capital Stock of up to 6% per annum of the net proceeds received by the Company in its March, 2002 initial public offering;

(9)	Investments in Unrestricted Subsidiaries that are made with Excluded Contributions;

(10)	non-cash Investments in Unrestricted Subsidiaries in the form of administrative, financial, accounting, management, or other similar services (together with a non-cash allocation of corporate overhead), in each case in the ordinary course of business;

(11)	so long as no Default or Event of Default has occurred and is continuing or would be caused thereby, the payment of dividends on Disqualified Stock which is issued in accordance with the covenant described under “Incurrence of Indebtedness and Issuance of Preferred Stock”; and

(12)	the transactions contemplated under “Use of Proceeds” in the offering memorandum relating to the Notes issued on April 24, 2002.

      The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued to or by the Company or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment; provided that, notwithstanding the other provisions of the Indenture, with respect to this covenant, an MAI appraiser, accounting firm or valuation firm with experience in such valuation and not affiliated with the

Company will be required if the fair market value of such Restricted Payment or Restricted Payments for any series of transactions exceeds $2.0 million. At least quarterly, the Company will deliver to the Trustee an Officers’ Certificate stating that all Restricted Payments during such quarter are permitted and setting forth the basis upon which the calculations required by this “Restricted Payments” covenant were computed, together with a copy of any fairness opinion or appraisal required by the Indenture.

      If a Guarantee constituted a Restricted Investment at the time made, then the payment under such Guarantee will not constitute an additional Restricted Investment.

      The board of directors can designate any Restricted Subsidiary to be an Unrestricted Subsidiary if such designation would not cause a Default or an Event of Default. In the event of any such designation, all outstanding Investments owned by the Company and its Restricted Subsidiaries in the Subsidiary so designated will be deemed to be an Investment made as of the time of such designation and will reduce the amount available for Restricted Payments under the first paragraph of this covenant or Permitted Investments, as applicable. All such outstanding Investments will be deemed to constitute Restricted Investments in an amount equal to the fair market value of such Investments at the time of such designation. Such designation will only be permitted if such Restricted Payment is permitted at such time and if such Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if such redesignation would not cause a Default or an Event of Default.

      Any such designation by the Board of Directors will be evidenced to the Trustee by filing with the Trustee a certified copy of the board resolution giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing conditions and was permitted by the covenant described above. If, at any time, any Unrestricted Subsidiary fails to meet the definition of an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of the Company as of such date (and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “Incurrence of Indebtedness and Issuance of Preferred Stock,” the Company shall be in default of such covenant). The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if (a) such Indebtedness is permitted under the caption “Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period, and (b) no Default or Event of Default would be in existence following such designation.

     Incurrence of Indebtedness and Issuance of Preferred Stock

      The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt) and the Company will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that the Company may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock and any Guarantor may incur Indebtedness or issue preferred stock if the Consolidated Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been at least 2 to 1, or the ratio of the Consolidated Indebtedness less Unrestricted Cash to Consolidated Tangible Net Worth of the Company is less than 3 to 1, in each case determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period.

      The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(1)	the incurrence by the Company and the Guarantors of Indebtedness or Disqualified Stock under Credit Facilities in an aggregate principal amount at any one time outstanding not to exceed the greater of (a) $450.0 million or (b) the amount of the Borrowing Base as of the date of such incurrence (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Company and the Guarantors thereunder);

(2)	the incurrence by the Company and its Restricted Subsidiaries of the Existing Indebtedness;

(3)	the incurrence by the Company and the Guarantors of Indebtedness represented by the Notes and the related Subsidiary Guarantees issued on the Issue Date and the Exchange Notes and the related Subsidiary Guarantees to be issued pursuant to the Registration Rights Agreement related to those Notes;

(4)	the incurrence by the Company or a Restricted Subsidiary of Indebtedness or Disqualified Stock (i) in connection with the acquisition of assets or a new Subsidiary or (ii) to finance the purchase, lease or improvement of property (real or personal) or equipment (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets); provided that, in the case of clause (i), such Indebtedness or Disqualified Stock was incurred by the prior owner of such assets or the Company or such Restricted Subsidiary prior to such acquisition by the Company or a Restricted Subsidiary and was not incurred in connection with, or in contemplation of, such acquisition by the Company or a Restricted Subsidiary and, in the case of clause (ii), any such Indebtedness incurred may not exceed the cost of such property or equipment; and provided that the principal amount (or accreted value, as applicable) of such Indebtedness, together with any other outstanding Indebtedness incurred pursuant to this clause (4) and including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any other Indebtedness incurred pursuant to this clause (4) does not exceed $30.0 million;

(5)	the incurrence by the Company or any Guarantor of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness (other than intercompany Indebtedness) that was permitted by the Indenture to be incurred under the first paragraph hereof or clauses (2), (3), (4), (9), (15) or (16) of this paragraph;

(6)	the incurrence by the Company or any Restricted Subsidiary of intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries; provided that:

(A)	if the Company is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all Obligations with respect to the Notes; and

(B)	(1) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary thereof, and (2) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Restricted Subsidiary thereof, shall be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7)	the incurrence by the Company or any Guarantor of Hedging Obligations that are incurred for the purpose of fixing or hedging interest rate risk with respect to any floating rate Indebtedness that is permitted by the terms of this Indenture to be outstanding;

(8)	the guarantee by the Company or any Guarantor of Indebtedness of the Company or a Restricted Subsidiary of the Company that was permitted to be incurred by another provision of this covenant;

(9)	the incurrence by the Company or any Guarantor of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (9), not to exceed $20.0 million (it being understood that any Indebtedness incurred under this clause (9) shall cease to be deemed incurred or outstanding for purposes of this clause (9) but shall be deemed to be incurred for purposes of the first paragraph of this covenant from and after the first date on which the Company could have incurred such Indebtedness under the first paragraph of this covenant without reliance upon this clause (9));

(10)	Non-Recourse Financing incurred by the Company or any Restricted Subsidiary for the acquisition, development and/or improvement of real property or any infrastructure related thereto; provided that such Non-Recourse Financing is at the date of acquisition or the commencement of the development and/or improvement at least 70% of the estimated cost of the assets so acquired, developed or improved;

(11)	the incurrence by the Company or any Restricted Subsidiary of direct obligations to repay or guarantee shortfalls in payments of bond financing issued by community development districts and local government districts to construct infrastructure improvements (“CDD Obligations”), provided that the aggregate amount of all CDD Obligations of the Company and its Restricted Subsidiaries that is due and payable at any one time does not exceed $10.0 million;

(12)	the incurrence by the Company and the Restricted Subsidiaries of Indebtedness in connection with letters of credit (including, without limitation, letters of credit in respect of workers’ compensation claims or self insurance), Indebtedness with respect to reimbursement type obligations regarding workers compensation claims, escrow agreements, bankers’ acceptances and surety and performance bonds (in each case to the extent that such incurrence does not result in the incurrence of any obligation to repay any obligation relating to borrowed money), all in the ordinary course of business;

(13)	shares of preferred stock of a Restricted Subsidiary issued to the Company or another Restricted Subsidiary; provided that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of preferred stock (except to the Company or another Restricted Subsidiary) shall be deemed, in each case to be an issuance of shares of preferred stock;

(14)	Indebtedness arising from agreements of the Company or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the acquisition or disposition of any business, assets or a Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition; provided that such Indebtedness is not reflected on the balance sheet of the Company or any Restricted Subsidiary (contingent obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause);

(15)	Indebtedness incurred by the Company or any Restricted Subsidiary pursuant to any Construction Loan, provided that (A) at the time the Construction Loan is entered into or amended to include a new project or projects, as the case may be, the Construction Loan is not in excess of 85% of the estimated total cost of the projects under such Construction

Loan taken as a whole, including land at fair market value, interest and soft costs (net of unrestricted deposits) and (B)(1) at the time any Construction Loan is entered into that relates to a single project, there are Valid Purchase Contracts Proceeds in excess of 65% of the maximum Construction Loan amount taken as a whole or (2) at the time any Construction Loan is entered into that relates to more than one project or if an existing Construction Loan is amended to include a new project or projects, there are Valid Purchase Contracts Proceeds in excess of 70% of the maximum Construction Loan amount taken as a whole; provided, that under clause (B)(2), for each individual project there are Valid Purchase Contract Proceeds for such project in excess of 30% of the maximum Construction Loan amount for such project, and provided, further, that in the event a Default or Event of Default has occurred and is continuing or would be caused thereby, this clause (15) shall be unavailable to enter into a new Construction Loan or amend an existing Construction Loan to include a new project or projects; and

(16)	Indebtedness incurred by the Company or any of its Restricted Subsidiaries pursuant to Construction Loans existing as of the Issue Date up to the limits of such Construction Loan existing on the Issue Date.

      For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (16) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company will be permitted to classify such item of Indebtedness on the date of its incurrence in any manner that complies with this covenant. Accrual of interest, accretion or amortization of original issue discount or the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms will not be deemed to be an incurrence of Indebtedness for purposes of this covenant; provided, in each such case, that the amount thereof is included in Consolidated Interest Incurred.

      Indebtedness outstanding and not repaid under the Credit Facilities on the Issue Date is deemed to have been incurred under clause (1) of the second paragraph of this covenant.

      The Indenture does not restrict any Unrestricted Subsidiary from incurring Indebtedness, nor will Indebtedness of any Unrestricted Subsidiary be included in the Consolidated Coverage Ratio or the ratio of Consolidated Indebtedness less Unrestricted Cash to Consolidated Tangible Net Worth or any other ratio hereunder, as long as the Unrestricted Subsidiary incurring such Indebtedness remains an Unrestricted Subsidiary. However, neither the Company nor any Restricted Subsidiary may guarantee Indebtedness of an Unrestricted Subsidiary unless it complies with the terms of this covenant and the “Restricted Payments” covenant. As of the date hereof, all of the Company’s operating subsidiaries are Restricted Subsidiaries under the Indenture.

      Currently, the Company and its Restricted Subsidiaries can incur significant additional borrowings notwithstanding the limitations set forth above.

     Liens

      The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind securing Subordinated Indebtedness on any asset now owned or hereafter acquired or any income or profit therefrom, unless all payments due under the Indenture and the Notes are secured on an equal and ratable basis with the obligations so secured until such time as such obligations are no longer secured by a Lien.

     Dividend and Other Payment Restrictions Affecting Subsidiaries

      The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1)	pay dividends or make any other distributions on its Capital Stock to the Company or any of its Restricted Subsidiaries or with respect to any other interest or participation in, or measured by, its profits, or pay any Indebtedness owed to the Company or any of its Restricted Subsidiaries;

(2)	make loans or advances to the Company or any of its Restricted Subsidiaries; or

(3)	transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries.

      However, the foregoing restrictions do not apply to encumbrances or restrictions existing under or by reason of:

(a)	any agreement, including with respect to the Existing Indebtedness, as in effect on the date of the Indenture (and all amendments thereto, so long as such amendments are not disadvantageous to the holders of the Notes in any material respect);

(b)	the Credit Agreement and its related documentation as in effect as of the date of the Indenture, and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacement or refinancings are no more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in the Credit Agreement as in effect on the date of the Indenture;

(c)	the Indenture, the Notes, the Subsidiary Guarantees and the Exchange Notes and related Subsidiary Guarantees;

(d)	applicable law, statute, rule, regulation or governmental order;

(e)	any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred in connection with or in contemplation of such acquisition) and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof, provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof are no more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in such instruments at the time of such acquisition, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the Indenture to be incurred;

(f)	customary non-assignment provisions in leases, licenses or contracts entered into in the ordinary course of business and consistent with past practices;

(g)	purchase money obligations for property acquired in the ordinary course of business that impose restrictions on the property so acquired of the nature described in clause (3) above;

(h)	any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending its sale or other disposition;

(i)	Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(j)	Liens securing Indebtedness that limit the right of the Company or any of its Restricted Subsidiaries to dispose of the assets subject to such Lien;

(k)	provisions with respect to the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, stock sale agreements and other similar agreements entered into in the ordinary course of business;

(l)	restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business; and

(m)	any agreement entered into in connection with the incurrence of Indebtedness permitted under the Indenture, provided that such agreement, taken as a whole, is not more restrictive with respect to dividend and other payment restrictions than those existing as of the date of the Indenture.

     Merger, Consolidation, or Sale of Assets

      Except as described above, neither the Company nor any Guarantor may directly or indirectly, consolidate or merge with or into (whether or not the Company or such Guarantor is the surviving corporation), or sell, assign, transfer, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to another Person unless:

(1)	the Company or such Guarantor is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than the Company or such Guarantor) or to which such sale, assignment, transfer, conveyance or other disposition shall have been made is a corporation or other legal entity organized or existing under the laws of the United States, any state thereof or the District of Columbia;

(2)	the Person formed by or surviving any such consolidation or merger (if other than the Company or such Guarantor) or the Person to which such sale, assignment, transfer, conveyance or other disposition shall have been made assumes all the obligations of the Company or such Guarantor under the Notes and the Indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee;

(3)	immediately after such transaction no Default or Event of Default exists; and

(4)	except in the case of a merger of the Company or a Guarantor with or into a Wholly Owned Restricted Subsidiary of the Company or a Guarantor, or the merger or consolidation of a Restricted Subsidiary with or into the Company or a transfer of all or substantially all of the assets of a Restricted Subsidiary to the Company, the Company or the Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, conveyance or other disposition shall have been made:

(A)	will have Consolidated Net Worth immediately after the transaction equal to or greater than the Consolidated Net Worth of the Company immediately preceding the transaction; and

(B)	will, immediately after such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock.”

      In addition, the Company may not, directly or indirectly, lease all or substantially all of its properties or assets, in one or more related transactions, to any other Person. The provisions of this covenant are not applicable to a sale, assignment, transfer, conveyance or other disposition of assets between or among the Company and the Guarantors.

     Transactions with Affiliates

      The Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate involving aggregate consideration in excess of $50,000 (each, an “Affiliate Transaction”), unless:

(1)	such Affiliate Transaction is on terms that taken as a whole are not materially less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with a person who is not an Affiliate; and

(2)	the Company delivers to the Trustee:

(a)	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $1.0 million, an Officers’ Certificate certifying that such Affiliate Transaction complies with this covenant;

(b)	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $2.0 million, a resolution of the board of directors set forth in an Officers’ Certificate to the effect that such Affiliate Transaction complies with this covenant and has been approved by a majority of the Independent Members of the board of directors or if there are no Independent Members, then such Affiliate Transaction has received unanimous approval of the board of directors and an opinion as to the fairness to the Holders of such Affiliate Transaction from a financial point of view issued by an accounting or investment banking firm of national standing or an appraisal from a MAI appraiser, if appropriate; and

(c)	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, an opinion as to the fairness to the Holders of such Affiliate Transaction from a financial point of view issued by an accounting or investment banking firm of national standing or an appraisal from a MAI appraiser, if appropriate.

      The following items are not deemed Affiliate Transactions and therefore are not subject to the provisions of the prior paragraph:

(1)	any employment, consulting or other compensation agreement entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business; provided that any consulting or other compensation agreement entered into with a current or former senior officer or director of the Company or any of its Restricted Subsidiaries providing for the payment of fees in excess of $100,000 annually per person must be approved by a majority of the disinterested members of the board of directors or the Compensation Committee thereof or if there are no such disinterested members by unanimous approval of the board of directors or such committee;

(2)	transactions between or among the Company and/or its Restricted Subsidiaries;

(3)	sales of Equity Interests (other than Disqualified Stock) to Affiliates of the Company;

(4)	Restricted Payments that are permitted by the provisions of the Indenture described above under the caption “— Restricted Payments”,

(5)	the payment of reasonable and customary fees paid to, and indemnity provided on behalf of, officers, directors, employees or Consultants of the Company or any Subsidiary;

(6)	loans in the ordinary course of business to officers, directors, employees or Consultants which are approved by a majority of the Independent Members of the Board of Directors of the Company in good faith or, if there are no Independent Members, by a unanimous vote of the board of directors;

(7)	any agreement as in effect as of the Issue Date or any amendment or modification thereto (so long as any such amendment or modification is not disadvantageous to the holders of the Notes in any material respect) or any transaction contemplated thereby (see “Material Relationships and Related Transactions”); and

(8)	agreements between the Company or any Restricted Subsidiary and officers and directors of the Company with respect to home purchases pursuant to a home purchase program available to officers and directors of the Company.

     Business Activities

      The Company will not, and will not permit any Restricted Subsidiary to, engage in any business other than Permitted Businesses, except to such extent as would not be material to the Company and its Restricted Subsidiaries taken as a whole.

     Additional Subsidiary Guarantees

      The Company will not permit any of its Restricted Subsidiaries, directly or indirectly, to Guarantee or pledge any assets to secure the payment of any other Indebtedness of the Company unless such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture providing for the Guarantee of the payment of the Notes by such Restricted Subsidiary, which Guarantee shall be senior to or pari passu with such Subsidiary’s Guarantee of or pledge to secure such other Indebtedness, unless such other Indebtedness is Senior Debt, in which case the Guarantee of the Notes may be subordinated to the Guarantee of such Senior Debt to the same extent as the Notes are subordinated to such Senior Debt.

      Notwithstanding the preceding paragraph, any Subsidiary Guarantee of the Notes provides by its terms that it will be automatically and unconditionally released and discharged under the circumstances described above under the caption “— Brief Description of the Notes and the Guarantees — The Subsidiary Guarantees.” The form of the Subsidiary Guarantee is attached as an exhibit to the Indenture.

     Payments for Consent

      Neither the Company nor any of its Subsidiaries will, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder of Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid and is paid to all Holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

     Reports

      Whether or not required by the Commission, so long as any Notes are outstanding, the Company will furnish to the Holders of Notes within the time periods specified in the Commission’s rules and regulations:

(1)	all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company and its Subsidiaries were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that describes the financial condition and results of operations of the Company and its consolidated Subsidiaries and, with respect to the annual information only, a report thereon by the Company’s certified independent accountants; and

(2)	all current reports that would be required to be filed with the Commission on Form 8-K if the Company and its Subsidiaries were required to file such reports.

      In addition, following the consummation of the exchange offer contemplated by the Registration Rights Agreement whether or not required by the Commission, the Company will file a copy of all such information and reports with the Commission for public availability within the time periods specified in the Commission’s rules and regulations (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request if not then publicly available. In addition, the Company and the Guarantors will agree that, for so long as any Notes remain outstanding, they will furnish to holders of the Notes and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Act.

      Notwithstanding the foregoing, such requirements will be deemed satisfied prior to the commencement of the exchange offer or the effectiveness of the shelf registration statement by the filing with the Commission the registration statement relating to the exchange offer and/or the shelf registration statement, and any amendments thereto, of the Securities; provided that any such registration statement is filed within the time periods specified in the Registration Rights Agreement.

     No Senior Subordinated Debt

      The Company will not incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to any Senior Debt of the Company and senior in any respect in right of payment to the Notes and no Guarantor will incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to any Senior Debt of such Guarantor and senior in any respect in right of payment to such Guarantor’s Subsidiary Guarantee.

Events of Default and Remedies

      Each of the following is an Event of Default:

(1)	default for 30 days in the payment when due of interest on, or Additional Interest, if any, with respect to, the Notes (whether or not prohibited by the subordination provisions of the Indenture);

(2)	default in payment when due of the principal of or premium, if any, on the Notes (whether or not prohibited by the subordination provisions of the Indenture);

(3)	failure by the Company or any of its Restricted Subsidiaries to comply with the provisions described under the captions “— Change of Control,” “— Maintenance of Consolidated Tangible Net Worth,” or “— Merger, Consolidation or Sale of Assets;”

(4)	failure by the Company or any of its Subsidiaries for 30 days after notice to comply with any of its other agreements in the Indenture or the Notes;

(5)	default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries) (other than Indebtedness owed to the Company or any of its Restricted Subsidiaries or Non-Recourse Financing to the extent such default is not due to the default by the Company under any other Indebtedness)

whether such Indebtedness or guarantee now exists, or is created after the date of the Indenture, if that default:

(a)	is caused by a failure to pay such Indebtedness at its stated maturity and such Indebtedness together with other Indebtedness in default for failure to pay principal at stated maturity (or the maturity of which as then accelerated) exceeds $10.0 million in the aggregate (a “Payment Default”); or

(b)	results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $10.0 million or more;

(6)	failure by the Company or any of its Restricted Subsidiaries to pay final judgments aggregating in excess of $10.0 million (except to the extent the judgment or judgments are in respect of Non-Recourse Financing), which judgments are not paid, discharged or stayed for a period of 60 days;

(7)	except as permitted by the Indenture, any Subsidiary Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Subsidiary Guarantee; and

(8)	certain events of bankruptcy or insolvency with respect to the Company or any of its Significant Subsidiaries or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries), would constitute a Significant Subsidiary.

      If any Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company, any Significant Subsidiary or any group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries), would constitute a Significant Subsidiary, all outstanding Notes will become due and payable without further action or notice.

      Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal, interest or Additional Interest, if any), if it determines that withholding notice is in their interest.

      The Holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the Notes.

      The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture. Promptly following becoming aware of any Default or Event of Default, the Company is also required to deliver to the Trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

      No director, officer, employee, incorporator or stockholder of the Company or any Guarantor, has any liability for any obligations of the Company or any Guarantor under the Notes, the Indenture or, the Subsidiary Guarantees or any Guarantor for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

      The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Notes and all obligations of the Guarantors discharged with respect to the Subsidiary Guarantees (“Legal Defeasance”) except for:

(1)	the rights of Holders of outstanding Notes to receive payments in respect of the principal of, premium, if any, interest and Additional Interest, if any, on such Notes when such payments are due from the trust referred to below;

(2)	the Company’s obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3)	the rights, powers, trusts, duties and immunities of the Trustee, and the Company’s and the Guarantors’ obligations in connection therewith; and

(4)	the Legal Defeasance provisions of the Indenture.

      In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and the Guarantors released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “Events of Default” will no longer constitute an Event of Default with respect to the Notes.

      In order to exercise either Legal Defeasance or Covenant Defeasance:

(1)	the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in United States dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, interest and Additional Interest, if any, on the outstanding Notes on the stated maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to maturity or to a particular redemption date;

(2)	in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel reasonably acceptable to the Trustee confirming that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)	in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel reasonably acceptable to the Trustee confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)	no Default or Event of Default shall have occurred and be continuing either (A) on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit); or (B) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

(5)	such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

(6)	the Company must have delivered to the Trustee an opinion of counsel to the effect that, assuming no intervening bankruptcy of the Company or any Guarantor between the date of deposit and the 91st day following the deposit and assuming that no Holder is an “insider” of the Company under applicable bankruptcy law, after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally;

(7)	the Company must deliver to the Trustee an Officers’ Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of Notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and

(8)	the Company must deliver to the Trustee an Officers’ Certificate and an opinion of counsel, each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

      Except as provided in the next two succeeding paragraphs, the Indenture or the Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and any existing default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes).

      Without the consent of each Holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting Holder):

(1)	reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver;

(2)	reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the Notes (other than provisions relating to the covenants described above under the captions “— Repurchase at the Option of Holders” or “— Maintenance of Consolidated Tangible Net

Worth”);

(3)	reduce the rate of or change the time for payment of interest on any Note;

(4)	waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration);

(5)	make any Note payable in money other than that stated in the Notes;

(6)	make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders of Notes to receive payments of principal of or premium, if any, or interest on the Notes;

(7)	waive a redemption payment with respect to any Note (other than a payment required by one of the covenants described above under the captions “— Repurchase at the Option of Holders” or “— Maintenance of Consolidated Tangible Net Worth”);

(8)	make any change in the provisions of the Indenture relating to subordination of the Notes if such change would adversely affect the rights of such Holder of Notes;

(9)	make any change in the foregoing amendment and waiver provisions; or

(10)	release any Guarantor from any of its obligations under its Guarantee or the Indenture, except in accordance with the terms of the Indenture.

      In addition, any amendment to the provisions of the Indenture which relate to the covenants described above under the captions “— Repurchase at the Option of Holders” or “— Maintenance of Consolidated Tangible Net Worth” will require the consent of the Holders of at least 66 2/3% in aggregate principal amount of the Notes then outstanding if such amendment would adversely affect the rights of Holders of Notes.

      Notwithstanding the preceding, without the consent of any Holder of Notes, the Company, the Guarantors and the Trustee may amend or supplement the Indenture or the Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated Notes in addition to or in place of certificated Notes, to provide for the assumption of the Company’s or a Guarantor’s obligations to Holders of Notes in the case of a merger or consolidation or sale of all or substantially all of the Company’s assets, to make any change that would provide any additional rights or benefits to the Holders of Notes or that does not adversely affect the legal rights under the Indenture of any such Holder, to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act, to provide for the issuance of Additional Notes in accordance with the limitations set forth in the Indenture or to allow a Guarantor to execute a supplemental indenture and/or a Guarantee with respect to the Notes.

Concerning the Trustee

      If the Trustee becomes a creditor of the Company or any Guarantor, the Indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee is permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

      The Holders of a majority in principal amount of the then outstanding Notes have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default occurs and is continuing, the Trustee is required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder has offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Additional Information

      Anyone who receives this prospectus may obtain a copy of the Indenture without charge by writing to WCI Communities, Inc., 24301 Walden Center Drive, Suite 300, Bonita Springs, Florida 34134, Attention: Vivien N. Hastings, Esq.

Certain Definitions

      Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

      “Acquired Debt” means, with respect to any specified Person,

(1)	Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Subsidiary of, such specified Person; and

(2)	Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

      “Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person shall be deemed to be control. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” shall have correlative meanings. Notwithstanding the foregoing, the term “Affiliate” shall not include, with respect to the Company or any Restricted Subsidiary, any Restricted Subsidiary.

      “Amenities” means the golf courses, marinas, clubhouses and swimming, restaurants, tennis and other recreational facilities owned and operated by the Company or any Restricted Subsidiary and all activities reasonably related thereto.

      “Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” shall be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms “Beneficially Owns” and “Beneficially Owned” shall have a corresponding meaning.

      “Borrowing Base” means, at any time of determination, the sum of the following, without duplication:

(1)	100% of all cash and Cash Equivalents held by the Company or any Restricted Subsidiary, including cash or Cash Equivalents held by a title insurance company in trust for the benefit of the Company or any Restricted Subsidiary;

(2)	75% of the book value of Developed Land for which no construction has occurred;

(3)	95% of the cost of the land and construction costs (as reasonably allocated by the Company) for all Units for which there is an executed purchase contract with a buyer not Affiliated with the Company, less any deposits, down payments or earnest money;

(4)	80% of the cost of the land and construction costs (as reasonably allocated by the Company) for all Units for which construction has begun and for which there is not an executed purchase agreement with a buyer not Affiliated with the Company;

(5)	75% of Receivables;

(6)	75% of the cost of Amenities less the portion of such costs allocated on a pro rata basis to sold memberships or marina slips;

(7)	50% of the costs of Developable Land (other than Developed Land) on which improvements have not commenced, less CDD Obligations and mortgage Indebtedness (other than under a

Credit Facility) applicable to such land, up to the greater of $75.0 million or 30% of Consolidated Tangible Net Worth;

(8)	65% of all Restricted Investments up to $25.0 million; and

(9)	capitalized interest and taxes up to a maximum of 10% of the Borrowing Base, exclusive of this clause (9), at the time of determination.

      “Capital Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

      “Capital Stock” means

(1)	in the case of a corporation, corporate stock,

(2)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock,

(3)	in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited), and

(4)	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

      “Cash Equivalents” means

(1)	United States dollars,

(2)	securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof) having maturities of not more than one year from the date of acquisition,

(3)	certificates of deposit and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any domestic commercial bank having capital and surplus in excess of $500.0 million and rated A-1 or better by Standard & Poor’s Rating Services or P-1 or better by Moody’s or the equivalent of such rating by a successor rating agency,

(4)	repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above,

(5)	commercial paper having the highest rating obtainable from Moody’s Investors Service, Inc. or Standard & Poor’s Rating Services and in each case maturing within one year after the date of acquisition, and

(6)	money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

      “CDD Obligations” has the meaning set forth in clause 11 of the second paragraph of the covenant entitled “Incurrence of Indebtedness and Issuance of Preferred Stock,” to the extent that such obligation is reflected as an obligation of the consolidated balance sheet of the Company and its subsidiaries in accordance with GAAP.

      “Change of Control” means the occurrence of any of the following:

(1)	the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act or any successor provision) other than a Principal or a Related Party of a Principal; provided that a transaction where the Principals and/or Related Parties of a Principal own directly or indirectly 50% or more of all classes of Capital Stock of such Person or group immediately after such transaction shall not be a Change of Control;

(2)	the adoption of a plan relating to the liquidation or dissolution of the Company;

(3)	the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as defined above), other than the Principals and their Related Parties, becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of the Company (measured by voting power rather than number of shares); or

(4)	the first day on which a majority of the members of the board of directors, of the Company are not Continuing Directors.

      “Consolidated Coverage Ratio” means with respect to any Person for any period, the ratio of the EBITDA of such Person and its Restricted Subsidiaries for such period to the Consolidated Interest Incurred of such Person and its Restricted Subsidiaries for such period. In the event that the referent Person or any of its Restricted Subsidiaries incurs, assumes, Guarantees, repays, repurchases or redeems any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Consolidated Coverage Ratio is being calculated but prior to the date on which the event for which the calculation of the Consolidated Coverage Ratio is made (the “Calculation Date”), then the Consolidated Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of proceeds therefrom as if the same had occurred at the beginning of the applicable four-quarter reference period.

      In addition, for purposes of calculating the Consolidated Coverage Ratio,

(1)	acquisitions that have been made by the Company or any of its Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be given pro forma effect as if they had occurred on the first day of the four-quarter reference period and EBITDA for such reference period shall be calculated without giving effect to clause (3) of the proviso set forth in the definition of Consolidated Net Income, and

(2)	the EBITDA attributable to Discontinued Operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, and

(3)	the Consolidated Interest Incurred attributable to Discontinued Operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, but only to the extent that the obligations giving rise to such Consolidated Interest Incurred will not be obligations of the referent Person or any of its Restricted Subsidiaries following the Calculation Date.

      “Consolidated Indebtedness” means the Indebtedness of the Company and its Restricted Subsidiaries on a consolidated basis, calculated in accordance with GAAP, including, without duplication, the amount of all Guarantees, letters of credit or other items of Indebtedness that are reflected as liabilities on the balance sheet of the Company and its Restricted Subsidiaries, including Land Bank Obligations reflected as liabilities on the balance sheet of the Company and its Restricted Subsidiaries excluding, however, any amounts attributable to surety and performance bonds.

      “Consolidated Interest Incurred” means, with respect to any Person for any period, without duplication,

(1)	the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations, but excluding amortization of debt issuance costs paid on or prior to the Issue Date), plus

(2)	the consolidated interest of such Person and its Restricted Subsidiaries, that was capitalized during such period, plus

(3)	any Consolidated Interest Incurred on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries (subject, however, to the amount of the guarantee or the value of the assets constituting the Lien) (whether or not such Guarantee or Lien is called upon), plus

(4)	any Consolidated Interest Incurred with Investments in Discontinued Operations for such period; plus

(5)	the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of the Company (other than Disqualified Stock) or to the Company or a Restricted Subsidiary of the Company, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP; minus

(6)	to the extent included above, the amortization of previously capitalized interest, minus

(7)	to the extent included above, the amortization of debt issuance costs paid on or prior to the Issue Date.

      “Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that, without duplication,

(1)	the Net Income or net loss of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions are received in cash to the referent Person or a Restricted Subsidiary during the referent period or receivable (without legal or contractual restrictions) or to the extent such loss has been funded with cash or other assets from the Company or a Restricted Subsidiary during the referent period,

(2)	the Net Income of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restriction with respect to the payments of dividends or similar distributions has been waived (and when and to the extent such dividend or other distribution is permitted, such income not previously recognized shall then be recognized, in the period when such dividend or other distribution was permitted and to the extent of such permission for purposes of calculation of Net Income under the covenant “Restricted Payments” but Net Income from prior periods will not be included for any other purpose),

(3)	the Net Income or net loss of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded,

(4)	the cumulative effect of a change in accounting principles shall be excluded, and

(5)	the Net Income and net loss of any Unrestricted Subsidiary shall be excluded, unless such Net Income shall be distributed to the Company or one of its Restricted Subsidiaries in which case such Net Income shall be included.

      “Consolidated Net Income After Grossed-up Preferred Stock Dividends” means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that, without duplication,

(1)	the Net Income or net loss of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions are received in cash to the referent Person or a Restricted Subsidiary during the referent period (regardless of whether such cash represented Net Income in such period or a prior period) or to the extent such loss has been funded with cash or other assets from the Company or a Restricted Subsidiary during the referent period,

(2)	the Net Income of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restriction with respect to the payments of dividends or similar distributions has been waived (and when and to the extent such dividend or other distribution is permitted, such income not previously recognized shall then be recognized, in the period when such dividend or other distribution was permitted and to the extent of such permission for purposes of calculation of Net Income under the covenant “Restricted Payments” but Net Income from prior periods will not be included for any other purpose),

(3)	the Net Income or net loss of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded,

(4)	the cumulative effect of a change in accounting principles shall be excluded,

(5)	the Net Income and net loss of any Unrestricted Subsidiary shall be excluded, whether or not distributed to the Company or one of its Restricted Subsidiaries, and

(6)	the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of preferred stock or Disqualified Stock of such Person or any of its Restricted Subsidiaries, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP shall be deducted.

      “Consolidated Net Worth” of any Person as of any date means the stockholders’ equity (including any preferred stock that is classified as equity under GAAP, other than Disqualified Stock) of such Person and its Restricted Subsidiaries on a consolidated basis at the end of the fiscal quarter immediately preceding such date, as determined in accordance with GAAP, less any amount attributable to Unrestricted Subsidiaries.

      “Consolidated Tangible Assets” of the Company as of any date means the total amount of assets of the Company and its Restricted Subsidiaries (less applicable reserves) on a consolidated basis at the end of the fiscal quarter immediately preceding such date, as determined in accordance with GAAP, less (1) Intangible Assets and (2) appropriate adjustments on account of minority interests of other Persons holding equity investments in Restricted Subsidiaries.

      “Consolidated Tangible Net Worth” means, with respect to any Person as of any date, the sum of

(1)	the consolidated equity of the common stockholders of such Person and its consolidated Restricted Subsidiaries as of such date, plus

(2)	the respective amounts reported on such Person’s balance sheet as of such date with respect to any series of preferred stock (other than Disqualified Stock) that by its terms is not entitled to the payment of dividends unless such dividends may be declared and paid only out of net earnings in respect of the year of such declaration and payment, but only to the extent of any cash received by such Person upon issuance of such preferred stock, less

(3)	all write-ups (other than write-ups resulting from foreign currency translations and write-ups of tangible assets of a going concern business made within twelve months after the acquisition of such business) subsequent to the date of the Indenture in the book value of any asset owned by such Person or a consolidated Restricted Subsidiary of such Person, except to the extent the write-up is a reversal of a write-down or a previously recorded reserve, less

(4)	all investments as of such date in Unrestricted Subsidiaries and in Persons that are not Subsidiaries (except, in each case, Permitted Investments, to the extent included in calculating the consolidated equity in clause (1)), less

(5)	Intangible Assets reflected on the consolidated balance sheet of such Person or a consolidated Restricted Subsidiary of such Person, all of the foregoing determined in accordance with GAAP.

      “Construction Loan” means, a loan made for the purpose of financing the construction and development of multifamily residential condominium projects or commercial real estate projects.

      “Consultant” means a natural person who is a consultant hired by the Company or a Restricted Subsidiary to perform services.

      “Continuing Directors” means, as of any date of determination, any member of the board of directors of the Company who:

(1)	was a member of such board of directors on the date of the Indenture, or

(2)	was nominated for election or elected to such board of directors with the approval of a majority of the Continuing Directors who were members of such board of directors at the time of such nomination or election.

      “Credit Agreement” means that certain Credit Agreement, dated as of February 20, 2001, by and among the Company, Fleet National Bank and the other parties named therein, providing for up to $450.0 million of borrowings, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, modified, renewed, refunded, replaced or refinanced from time to time.

      “Credit Facilities” means one or more debt facilities (including, without limitation, the Credit Agreement) or commercial paper facilities, in each case with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time. Indebtedness under Credit Facilities outstanding on the date on which Notes are first issued and authenticated under the Indenture shall be deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt.

      “Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

      “Designated Senior Debt” means (1) Indebtedness outstanding under the Credit Agreement and (2) any other Senior Debt of the Company permitted under the Indenture the principal amount of which is $25.0 million or more and that has been designated by the Company as “Designated Senior Debt.”

      “Developable Land” means all land of the Company and its Restricted Subsidiaries (a) on which Units may be constructed or which may be utilized for commercial, retail or industrial uses, in each case, under applicable laws and regulations and (b) the intended use by the Company for which is permissible under the applicable regional plan, development agreement or applicable zoning ordinance.

      “Developed Land” means all Developable Land of the Company and its Restricted Subsidiaries which is undergoing active development or is ready for vertical construction.

      “Discontinued Operations” means with respect to the Company those operations of the Company and its Subsidiaries which were classified as “discontinued operations” of the Company and its Subsidiaries on a consolidated basis in accordance with GAAP as of the date of determination.

      “Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the Holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature; provided that only the portion of Capital Stock which so matures or is mandatorily redeemable or redeemable at the option of the holder thereof prior to such date will be deemed to be Disqualified Stock; provided, that any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Company to repurchase such Capital Stock upon the occurrence of a Change of Control or an asset sale shall not constitute Disqualified Stock if the terms of such Capital Stock provide that the Company may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “— Covenants — Restricted Payments.”

      “EBITDA” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus

(1)	provision for taxes based on income or profits of such Person and its Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income, plus

(2)	consolidated interest expense of such Person and its Subsidiaries for such period, whether paid or accrued, whether expensed directly or included as a component of cost of goods sold or allocated to Joint Ventures (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations), to the extent that any such expense was deducted in computing such Consolidated Net Income, plus

(3)	depreciation, amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period occurring after the date of the Indenture) of such Person and its Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income, minus

(4)	non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business, in each case, on a consolidated basis and determined in accordance with GAAP.

Notwithstanding the preceding, the provision for taxes based on the income or profits of, and the depreciation and amortization and other non-cash expenses of, a Subsidiary of the Company shall be added to Consolidated Net Income to compute EBITDA of the Company only to the extent that a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Subsidiary without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Subsidiary or its stockholders.

      “Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

      “Equity Offerings” means any public or private sale of common stock or preferred stock (excluding Disqualified Stock).

      “Excluded Contributions” means the net cash proceeds received by the Company after the Issue Date from (a) contributions to its equity capital other than contributions from the issuance of Disqualified Stock or (b) the sale (other than to a Restricted Subsidiary or to any Company, Restricted Subsidiary or parent company management equity plan or stock option plan or any other management or employee benefit plan or agreement) of Capital Stock (other than Disqualified Stock) of the Company, in each case designated as Excluded Contributions pursuant to an Officers’ Certificate executed by the principal executive officer and the principal financial officer of the Company on the date such capital contributions are made or the date such Equity Interests are sold, as the case may be, the cash proceeds of which are excluded from the calculation set forth in paragraph (c) of the “Restricted Payments” covenant.

      “Existing Indebtedness” means the aggregate principal amount of Indebtedness of the Company and its Restricted Subsidiaries (other than Indebtedness under the Credit Agreement) in existence on the date of the Indenture.

      “Existing Notes” means the Company’s outstanding $350.0 million principal amount of 10 5/8% Senior Subordinated Notes due 2011.

      “Fair Market Value” means, with respect to any property or assets, the fair market value thereof, as established by a responsible officer of the Company, and, with respect to any property or asset the fair market value of which exceeds $5.0 million, by an independent third party appraiser, accounting firm or valuation firm with expertise in such valuation that is not affiliated with the Company or any Subsidiary of the Company.

      “GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the date of the Indenture.

      “Government Securities” means direct obligation of, or obligations guaranteed by, the United States of America, and the payment of which the United States pledges its full faith and credit.

      “Guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

      “Hedging Obligations” means, with respect to any Person, the obligations of such Person under (1) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements and (2) other agreements or arrangements designed to protect such Person against fluctuations in interest rates.

      “Holder” means a Person in whose name a Note is registered.

      “Indebtedness” means, with respect to any Person, any indebtedness of such Person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) or banker’s acceptances or representing Capital Lease Obligations or the balance deferred and unpaid of the purchase price of any property or representing any Hedging Obligations, if and to the extent any of the foregoing (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, as well as all Indebtedness of others secured by a Lien on any asset of such Person, subject, however, to the Fair Market Value of the assets securing such Indebtedness (whether or not such Indebtedness is assumed by such Person) and, to the extent not otherwise included, the Guarantee by such Person of any indebtedness of any other Person; provided, Indebtedness shall not include Indebtedness that constitutes an accrued expense, trade payables, customer deposits or deferred income taxes. The amount of any Indebtedness outstanding as of any date shall be (1) the accreted value thereof, in the case of any Indebtedness issued with original issue discount, and (2) the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness. Notwithstanding the foregoing, Indebtedness shall not include (1) Indebtedness which has been defeased or discharged, (2) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business, provided that such Indebtedness is extinguished within five business days of its incurrence or (3) CDD Obligations, other than that portion of any CDD Obligations that is due and payable at the time of determination.

      “Independent Member” means, with respect to any board of directors of a company, a member who is not an officer or employee of such company and does not receive compensation or other payments from such company in excess of $100,000 per year and, in connection with any transaction, a member of such board of directors who is disinterested with respect to such transaction.

      “Intangible Assets” means all unamortized debt discount and expense, unamortized deferred charges, goodwill, patents, trademarks, service marks, trade names, copyrights, write-ups of assets over their carrying value at the date of the Indenture or the date of acquisition, if acquired subsequent thereto, and all other items which would be treated as intangibles on the consolidated balance sheet of such Person prepared in accordance with GAAP. For purposes of this definition, deferred tax assets shall not be deemed to be Intangible Assets.

      “Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, travel loans and advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Subsidiary not sold or disposed of in an amount determined as provided in the third paragraph of the covenant described above under the caption “— Restricted Payments.” The acquisition by the Company or any Restricted Subsidiary of the Company of a Person that holds an Investment in a third Person shall be deemed to be an Investment by the Company or such Restricted Subsidiary in such third Person in an amount equal to the fair market value of the Investment held by the acquired Person in such third Person in an amount determined as provided in the third paragraph of the covenant described above under the caption “— Covenants — Restricted Payments.” Notwithstanding the foregoing, the following are not Investments: (i) Hedging Obligations entered into in the ordinary course of business and in compliance with the Indenture; (ii) endorsements of negotiable instruments and documents in the ordinary course of business; and (iii) an acquisition of assets, Capital Stock or other securities by the Company for consideration consisting exclusively of Equity Interests of the Company (other than Disqualified Stock) and which Equity Interests are excluded from the calculation set forth in Paragraph (c) of the first paragraph of the “Restricted Payments” covenant.

      “Issue Date” means April 24, 2002.

      “Joint Venture” means a corporation, partnership or other entity engaged in one or more of the Permitted Businesses in which the Company or its Restricted Subsidiaries does not have control but owns, directly or indirectly, at least 10% of the Equity Interests.

      “Land Bank Obligations” means all obligations of the Company and its Restricted Subsidiaries reflected on its balance sheet as a liability in accordance with GAAP with respect to land sold to a third party and as to which the Company or any Restricted Subsidiary has an option to repurchase.

      “Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction provided that in no event shall any operating lease be deemed a Lien).

      “Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however, without duplication,

(1)	any gain or loss, together with any related provision for taxes on such gain or loss, realized in connection with the disposition of any Restricted Investment by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries and

(2)	any extraordinary gain (but not loss), together with any related provision for taxes on such extraordinary gain (but not loss).

      “Non-Recourse Financing” means Indebtedness incurred in connection with the purchase, development or construction of personal or real property useful in the Permitted Business as to which the lender upon default (1) may seek recourse or payment against the Company or any Restricted Subsidiary only through the return or sale of the property so purchased and (2) may not otherwise assert a valid claim for payment on such Indebtedness against the Company or any Restricted Subsidiary or any other property of the Company or any Restricted Subsidiary.

      “Notes” means the $200.0 million in aggregate principal amount of 9 1/8% Senior Subordinated Notes due May 1, 2012 together with any Additional Notes, if any, permitted to be issued in accordance with the Indenture.

      “Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

      “Officers’ Certificate” means a certificate signed by the Chief Executive Officer, the President, the Chief Financial Officer, any Vice President, the Treasurer, any Assistant Treasurer, the Secretary or any Assistant Secretary of the Company and delivered to the Trustee.

      “Permitted Business” means the business of the Company and its Subsidiaries engaged in as of the date of the Indenture, including but not limited to, planning, designing, engineering, development, construction, marketing, sale, financing, management and operation of real estate including business and commercial projects, office buildings, residential subdivisions, condominiums and cooperatives (including low-, mid- and high-rise condominiums), villa developments and single family residences, timeshares, related amenity operations, which include golf clubs, marinas, tennis facilities, restaurants, including leisure, hospitality (hotels) and health care services, and any and all other businesses reasonably related thereto including, but not limited to, pest control and security services. In addition, Permitted Businesses shall include the operation of an amenities business and other real estate services businesses, including but not limited to, title insurance, property management, mortgage banking, insurance brokerage, E-commerce related businesses and real estate brokerage.

      “Permitted Investments” means:

(1)	any Investment in the Company or in a Restricted Subsidiary of the Company;

(2)	cash and any Investment in Cash Equivalents;

(3)	any Investment by the Company or any Restricted Subsidiary of the Company in a Person, if as a result of such Investment (a) such Person becomes a Restricted Subsidiary of the Company or (b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company;

(4)	any acquisition of assets solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Company;

(5)	stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary or in satisfaction of judgments or pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of a debtor;

(6)	Investments in existence on the Issue Date;

(7)	Investments made in a simultaneous exchange for a prior Permitted Investment; and

(8)	the fair market value of any investment in securities or other assets not constituting cash or Cash Equivalents received in connection with the sale of assets (a) where the securities are secured by a first priority lien on the assets sold or (b) where at least 25% of the consideration for such sale consists of cash or Cash Equivalents and provided that no more than an aggregate amount of $10.0 million of such securities may be outstanding at any one time under this clause 8(b).

      “Permitted Junior Securities” of a Person means (1) Equity Interests in such Person and (2) debt securities of such Person that are subordinated to all Senior Debt (and any debt securities issued in exchange for Senior Debt) of such Person to substantially the same extent as, or to a greater extent than, the Notes are subordinated to Senior Debt of the Company.

      “Permitted Refinancing Indebtedness” means any Indebtedness of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Company or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1)	the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus accrued interest on, the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of reasonable expenses incurred in connection therewith); unless such excess would be permitted by the “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant;

(2)	such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(3)	if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of the indebtedness being extended, refinanced, renewed, replaced, deferred or refunded, and is subordinated in right of payment to the Notes on terms at least as favorable to the Holders of Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

(4)	such Indebtedness is incurred either by the Company or by the Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

      “Person” means an individual, corporation, partnership, joint venture, association, joint-stock company, limited liability company, limited liability partnership, trust, unincorporated organization, or government or any agency or political subdivision thereof.

      “Principals” means Alfred Hoffman, Jr., Don E. Ackerman, the Kamehameha Activities Association, the John D. and Catherine T. MacArthur Foundation, Citicorp Venture Capital Ltd. or any of their affiliates.

      “Receivables” means an amount owed with respect to completed sales of housing units, lots, parcels and amenities services sold to an unaffiliated purchaser.

      “Related Party” with respect to any Principal means (A) any controlling stockholder, 80% (or more) owned Subsidiary, or spouse or immediate family member (in the case of an individual) of such Principal or (B) any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons beneficially holding an 80% or more controlling interest of which consist of such Principal and/or such other Persons referred to in the immediately preceding clause (A).

      “Restricted Investment” means an Investment other than a Permitted Investment.

      “Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

      “Senior Debt” of any Person means:

(1)	all Indebtedness of such Person under Credit Facilities and all Hedging Obligations with respect thereto,

(2)	any other Indebtedness of such Person permitted to be incurred under the terms of the Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the Notes or the Subsidiary Guarantees, as the case may be, and

(3)	all Obligations with respect to the foregoing.

      Notwithstanding anything to the contrary in the foregoing, Senior Debt will not include:

(a)	any liability for federal, state, local or other taxes owed or owing by such Person,

(b)	any Indebtedness of such Person to any of its Subsidiaries or other Affiliates,

(c)	any trade payables, customer deposits, reserves and accrued expenses,

(d)	any Indebtedness that is incurred in violation of the Indenture,

(e)	Indebtedness represented by the Notes, the Guarantees, the Exchange Notes or guarantees relating to the Exchange Notes,

(f)	any CDD Obligations other than that portion of CDD Obligations that is due and payable at the time of determination, and

(g)	the Existing Notes.

      “Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Act, as such Regulation is in effect on the date hereof except that the standard of significance will be 20% instead of 10%.

      “Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

      “Subordinated Indebtedness” means any Indebtedness which is expressly subordinated in right of payment to any other Indebtedness; provided that Subordinated Indebtedness shall not include debt which would otherwise be Senior Debt but for a junior lien on assets of the Company or any of its Subsidiaries.

      “Subsidiary” means, with respect to any Person,

(1)	any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof) and

(2)	any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof, except in each case with respect to joint ventures when such Person or Subsidiary of such Person does not exercise control of the joint venture).

      Notwithstanding the foregoing, the term “Subsidiary” shall not include any entity referred to in (1) or (2) above to the extent the Company does not consolidate its interest in any such entity in its consolidated financial statements prepared in accordance with GAAP. Notwithstanding the immediately preceding sentence, not-for-profit golf clubs and common interest realty associations that do not guarantee our Credit Facilities are not Subsidiaries.

      “Unit” means a residence, whether single or part of a multifamily building, whether completed or under construction, held by the Company or any Restricted Subsidiary for sale or rental in the ordinary course of business; provided that the number of Units that are rental Units at the time of determination shall not exceed 25% of the total Units sold or rented by the Company and its Restricted Subsidiaries during the immediately preceding twelve month period.

      “Unrestricted Cash” means all cash of the Company and its Restricted Subsidiaries which is not allocated for an expenditure or distribution or held as a deposit for a housing purchase contract or otherwise characterized as a deposit.

      “Unrestricted Subsidiary” means any Subsidiary of the Company that is designated by the board of directors of the Company as an Unrestricted Subsidiary pursuant to a board resolution; but only to the extent that such Subsidiary:

(1)	has no Indebtedness other than debt that is non-recourse to the Company or any Restricted Subsidiary except to the extent that any credit support or guarantee by the Company or any Restricted Subsidiary may be incurred as Indebtedness and a Restricted Investment;

(2)	is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company; and

(3)	is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; unless the maximum amount of such obligation is treated as a Restricted Investment and such Restricted Investment may be made at the time of the giving of such obligation.

      “Valid Purchase Contract Proceeds” means valid purchase contracts for condominium units which produce proceeds from sales (net of selling expenses and contract deposits used for construction costs).

      “Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the board of directors of such Person.

      “Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1)	the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by

(2)	the then outstanding principal amount of such Indebtedness.

      “Wholly Owned Restricted Subsidiary” of any Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person or by such Person and one or more Wholly Owned Restricted Subsidiaries of such Person.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

      The following discussion of our financial condition and results of operations should be read in conjunction with our audited historical financial statements and the related notes and the other financial information appearing elsewhere in this prospectus.

Overview

      We are engaged in the development of master-planned communities, the construction and sale of residences, lots and parcels, and the construction, operation and sale of amenities and real estate services. Our business operations include: homebuilding (single- and multi-family homes as well as luxury tower residences), amenities operations (the operation of golf, marina and resort amenity services and the sale of equity and non-equity memberships), real estate services (real estate brokerage, title insurance, mortgage banking, property management and other development services) and parcel and lot sales.

      Until 1989, we focused on developing master-planned communities from large tracts of land. This developed land was sold to third party developers who marketed residential products to homebuyers. We entered the homebuilding business in 1989 and began selling and building our first luxury, high-rise residences. In November 1998, we enhanced our homebuilding operations by acquiring Florida Design Communities, a fully integrated developer of master-planned communities that had been building most of the homes in its communities since 1987. We further diversified our business operations by entering into the single- and multi-family homebuilding business. We now sell selected parcels to third party developers primarily for commercial development, rental apartments and retail and other uses which do not directly compete with our existing homebuilding products.

Critical Accounting Policies and Estimates

      The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate our estimates on an on-going basis. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

      We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

      Percentage-of-Completion. Revenue for tower residences under construction is recognized on the percentage-of-completion method and recorded when (1) construction is beyond a preliminary stage, (2) the buyer is committed to the extent of being unable to require a refund except for nondelivery of the residence, (3) a substantial percentage of residences are under firm contracts, (4) collection of the sales price is assured and (5) costs can be reasonably estimated. Revenue recognized is calculated based upon the percentage of total costs incurred in relation to estimated total costs. We must apply the percentage-of-completion method since the duration of tower construction exceeds twelve months and reasonably dependable estimates of the revenues and costs can be made. If our estimates of tower revenues and development costs are significantly different from our actual revenues and costs then our revenues and costs of sales may be over or understated.

      Real estate inventories and cost of sales. Real estate inventories including land, common development costs and estimates for costs to complete are allocated to each parcel or lot based on the relative sales value of each parcel or lot as compared to the sales value of the total project, while site specific development costs are allocated directly to the benefited land. Estimates for costs to complete for sold homes are recorded at the time of closing. If our estimates of sales values or costs to complete are significantly different from actual results, our real estate inventories, revenues and costs of sales may be over or understated.

      Community development district obligations. In connection with certain development activities, bond financing is utilized in many of our communities to construct on-site and off-site infrastructure improvements. Although we are not obligated directly to repay some of the bonds, we guarantee district shortfalls under certain bond debt service agreements. We annually estimate the amount of bond obligations that we may be required to fund in the future. If our estimates of the amount of bond obligations that we may be required to fund are significantly different from actual amounts funded our real estate inventories and costs of sales may be over or understated.

      Impairment of long-lived assets and long-lived assets to be disposed of. Real estate inventories, including capitalized interest and real estate taxes, are carried at the lower of cost or fair value determined by evaluation of individual projects. Property and equipment are recorded at cost less accumulated depreciation and depreciated on the straight-line method over their estimated useful lives. Whenever events or circumstances indicate that the carrying value of our long-lived assets may not be recoverable, we compare the carrying amount of the asset to the undiscounted expected future cash flows. If this comparison indicates that the asset is impaired, the amount of the impairment is calculated using discounted expected future cash flows. If our estimate of the future cash flows is significantly different from actual cash flows, we may prematurely impair the value of the asset, we may underestimate the value of the calculated impairment or we may fail to record an impairment.

New Accounting Pronouncements

      In June 2001, the Financial Accounting Standards Board (FASB) approved Statement of Financial Accounting Standards (SFAS) 141, Business Combinations and SFAS 142, Goodwill and Other Intangible Assets. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Implementation of SFAS 141 did not have an effect on the financial statements of the Company. SFAS 142 provides guidance on accounting for intangible assets and eliminates the amortization of goodwill and certain identifiable intangible assets. Under the provisions of SFAS 142, intangible assets, including goodwill, that are not subject to amortization will be tested for impairment annually. SFAS 142 will be effective for our fiscal year 2002 and is immediately effective for goodwill and intangible assets acquired after June 30, 2001. Application of the provision prohibiting the amortization of goodwill is expected to result in an increase in income before income taxes of approximately $3.2 million in the year ending December 31, 2002. We will complete the required tests for impairment of goodwill during 2002. We do not currently believe our goodwill is impaired.

      In October 2001, the FASB approved SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets which supercedes SFAS 121 and APB 30. SFAS 144 retains the requirements of SFAS 121 for recognition and measurement of an impairment loss on long-lived assets, and establishes a single accounting model for all long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. SFAS 144 will be effective for our fiscal year 2002. We expect the adoption of SFAS 144 will not have a significant adverse effect on our financial position or results of operations.

Results of Operations

Year ended December 31, 2001 compared to year ended December 31, 2000

Overview

      Throughout 2001, we continued to strengthen our balance sheet and improve the efficiency of our operations. Total revenues for the year ended December 31, 2001, increased 25.9% to $1,110.3 million, from $882.2 million for 2000, primarily due to an increase in homebuilding revenues. Total contribution margin for 2001 increased 25.2% to $344.6 million from $275.2 million for 2000, primarily due to an increase in homebuilding contribution margin. Income before income taxes and extraordinary items increased 28.3% to $172.4 million in 2001, from $134.4 million for 2000. Income tax expense increased

29.9% to $68.2 million in 2001, from $52.5 million for 2000. The effective income tax rate was 39.6% and 39.0% for 2001 and 2000, respectively. For the year ended 2001, we recognized a $2.0 million (net of tax) extraordinary item related to the write-off of unamortized debt issue costs associated with the early repayment of debt in conjunction with the offering of $250 million and $100 million in senior subordinated notes. Net income increased 24.8% to $102.2 million in 2001, from $81.9 million for 2000. Our 2001 operating results contributed to a 31.3% increase in shareholders’ equity to $419.0 million at December 31, 2001. The increase in shareholders’ equity contributed to a reduction in the debt-to-total capitalization ratio to 62.0% at December 31, 2001 compared to 63.4% at December 31, 2000.

Revenues and Sales

      Homebuilding. Total homebuilding revenues increased 47.4% to $906.1 million for 2001 compared with $614.7 million for 2000. Single- and multi-family homebuilding revenues increased 29.2% to $492.6 million for 2001 compared with $381.2 million for 2000.

	Year Ended			Year Ended
	December 31, 2001			December 31, 2000

			Average			Average
Single- and multi-family homebuilding	Number	Value*	Price*	Number	Value*	Price*

Number of communities with active homebuilding at period end	14	—	—	15	—	—

Net new contracts	1,595	$522,612	$328	1,754	$474,713	$271

Closed sales	1,732	492,576	284	1,614	381,208	236

Ending backlog	616	265,401	431	753	235,365	313

*	Dollar amounts in thousands.

      The increase in single- and multi-family homebuilding revenues is primarily attributable to a 118 unit or 7.3% increase in the number of homes closed and a 20.3% increase in the average price of homes closed to $284,000 in 2001 from $236,000 in 2000. The increase in the number of homes closed was a direct result of the larger backlog at January 1, 2001 as compared to January 1, 2000 and increased home sales in newly introduced subdivisions in our Heron Bay community and in our newly introduced master-planned communities of Tarpon Bay and Sun City Center Fort Myers. The increase in the average selling price was primarily attributable to increasing prices in our existing communities that were possible due to strong market demand, an increase in the number of higher priced units sold and an increase in the dollar amount of options and lot premiums that our homebuyers selected. During 2001, our homebuyers purchased options and lot premiums valued at approximately 14.8% of the base selling price of homes sold compared to 11.8% in 2000.

      The value of net new contracts for single- and multi-family homes increased 10.1% to $522.6 million for 2001 compared to $474.7 million for 2000. The increase in the value of net new contracts was primarily the result of a 21.0% increase in the average price of homes contracted to $328,000 for 2001 from $271,000 in 2000. The increase in the average price was the result of both price increases and sales mix factors such as location, size and product demand. The decline in the number of net new contracts to 1,595 in 2001 from 1,754 in 2000 was primarily the result of the final close out of our Jensen Beach, St. James and Parkland Isle communities and reduced sales traffic and contract activity due to travel disruption after September 11. Backlog at December 31, 2001 was $265.4 million or 12.7% higher than the $235.4 million at December 31, 2000. The increase in backlog was primarily the result of a 37.7% increase in the average sales price of homes under contract to $431,000 in 2001 compared to $313,000 in 2000.

      Mid-rise and high-rise homebuilding revenues increased 77.1% to $413.5 million in 2001 compared to $233.5 million in 2000.

	Year Ended		Year Ended
	December 31, 2001		December 31, 2000

Mid-rise and high-rise homebuilding	Number	Value*	Number	Value*

Number of towers under construction	12	—	9	—

Net new contracts	523	$595,607	307	$401,991

Reported revenues	—	413,481	—	233,457

Ending backlog	—	472,844	—	290,718

*	Dollar amounts in thousands.

      The increase in mid-rise and high-rise homebuilding revenues was attributable primarily to an increase in the number of towers that qualified for revenue recognition and an increase in the value of sold units in those towers. We delivered tower units or met the requirements for percentage-of-completion revenue recognition in 17 towers in 2001 compared to 14 towers in 2000.

      The value of net new contracts for mid-rise and high-rise homebuilding increased 48.2% to $595.6 million for 2001 compared to $402.0 million for 2000. This increase in net new contracts was primarily the result of an increase in the number of towers that converted from reservation to contract during the period. Ten towers converted from reservation to contract in 2001 compared to 6 towers in 2000. Backlog at December 31, 2001 was $472.8 million or 62.6% higher than the $290.7 million at December 31, 2000. The increase in backlog was due primarily to the increased number of net new contracts and the 16.7% increase in the average price of total tower units under contract to $1.4 million in 2001 compared to $1.2 million in 2000. The increase in the average price of units under contract was primarily attributable to our focus on more expensive, luxury residential towers.

      Parcel and lot. Total parcel and lot revenues decreased 63.4% to $47.9 million for 2001 compared to $130.9 million for 2000. Sales of lots decreased 62.9% to $18.9 million for 2001 compared to $50.9 million for 2000. The decrease in the lot sales was primarily due to the sell out of lots in subdivisions located in Bay Colony, Pelican Landing and Heron Bay communities which was offset by the introduction of a new lot sales program in Tiburon.

      Sales of residential and commercial parcels decreased 63.8% to $29.0 million for 2001 compared to $80.0 million in 2000. Sales of residential parcels continued to decrease due to management’s decision to hold most developed and undeveloped land inventory for homebuilding purposes and the sell-out of the few residential parcels that were not designated for homebuilding, while commercial parcel sales decreased primarily as a result of fewer available parcels for sale.

      Amenity membership and operations. Total amenity membership and operating revenues increased 6.1% to $75.3 million for 2001 compared to $71.0 million for 2000. Equity membership and marina slip sales increased 28.7% to $33.6 million for 2001 compared to $26.1 million for 2000 while membership dues and amenity services revenue decreased 6.9% to $41.8 million for 2001 compared to $44.9 million for 2000. The increase in membership sales revenue was primarily attributed to the introduction of a marina slip sales program in the Gulf Harbour community offset by a decrease in the Bay Colony Golf Club and Pelican Marsh Club which was the result of sell-out of memberships. The decrease in operating revenues was attributable primarily to turnover of the Bay Colony Golf Club to its members and the sale of the Burnt Store Marina and restaurant operations in December 2000, respectively.

      Real estate services and other. Total real estate services and other revenues increased 23.5% to $81.0 million for 2001 compared to $65.6 million in 2000. Other revenues included $6.9 million and $5.8 million in gains recognized from the sale of property and equipment and equity in earnings from investments in joint ventures recorded in 2001 and 2000, respectively. The increase in real estate services and other revenues was primarily attributed to a $13.0 million increase in real estate brokerage revenues and a $2.3 million increase in the mortgage banking operations offset by a $1.0 million decrease in title and other revenues. The increase in real estate brokerage revenues was primarily attributed to establishing two new offices and increasing the overall sales force. The increase in mortgage banking revenues was primarily the result of increased home purchases and mortgage refinancings during 2001.

Costs, Expense and Contribution Margin

      Homebuilding. Homebuilding cost of sales increased 40.2% to $624.6 million for 2001 compared to $445.4 million for 2000. Single- and multi-family homebuilding cost of sales increased 24.5% to $389.2 million for 2001 compared to $312.5 million for 2000. Mid- and high-rise cost of sales increased 77.1% to $235.3 million for 2001 compared to $132.9 million for 2000. Cost of sales as a percentage of revenue was 68.9% for 2001 compared to 72.5% for 2000. The 3.6% decrease in homebuilding cost of sales percentage was primarily due to the increase in the average sales price of single- and multi-family homes which resulted in higher contribution margins, and our ongoing efforts to reduce construction and land development costs and improve operating efficiencies.

      Overall, homebuilding contribution margin as a percentage of revenue increased to 31.1% for 2001 compared to 27.5% for 2000. Contribution margin percentage from single- and multi-family homebuilding increased to 21.0% in 2001 from 18.0% in 2000 due primarily to a higher average sales price and reduced costs of construction and land development as a percentage of related revenue. Contribution margin percentage from mid-rise and high-rise homebuilding remained unchanged at 43.1% for 2001 and 2000.

      Parcel and lot. Total costs of sales decreased to $30.2 million for 2001 compared to $59.4 million for 2000 due primarily to a decrease in total revenue for 2001. The cost of parcel and lot sales increased to 63.0% of related revenue for 2001 compared to 45.4% for 2000. The increase in cost of sales percentage and the associated decrease in contribution margin percentage was due primarily to the change in mix of parcel and lot sales closed in the respective periods.

      Amenity membership and operations. The amenity cost of membership and marina slip sales decreased to $50.5 million for 2001 compared to $55.8 million for 2000 due primarily to the turnover of Bay Colony Golf Club to its members and the sale of the Burnt Store marina and restaurant operations in December 2000, respectively. The associated contribution margin increased to 32.9% for 2001 compared to 21.4% for 2000, primarily due to the introduction of a high margin marina slip sales program in the Gulf Harbour community offset by the sell-out of high margin equity memberships in the Bay Colony Golf Club.

      Real estate services and other. The real estate services and other costs increased 30.2% to $60.4 million for 2001 compared to $46.4 million for 2000 due primarily to the costs associated with the increased volume of real estate brokerage transactions and mortgage banking operations. The associated contribution margin decreased to 25.4% for 2001 compared to 29.3% for 2000, primarily due to an increase in the proportion of lower margin real estate brokerage operations compared to the combined real estate services and other operations for 2001 compared to 2000.

      Selling, general and administrative expenses, including real estate taxes. Selling, general and administrative expenses, including real estate taxes, increased to $110.5 million for 2001 compared to $89.8 million for 2000. This increase was primarily due to increased wages, benefits costs and administrative expenses associated with the increase in personnel to support our growth and increased sales and marketing expenditures related to newly introduced communities, subdivisions and towers under development. Selling, general and administrative expenses, including real estate taxes, as a percentage of revenues decreased slightly to 10.0% for 2001 compared to 10.2% for 2000.

      Interest expense. Interest expense, net of capitalization, increased 21.0% to $52.5 million for 2001 compared to $43.4 million for 2000. Interest incurred increased 1.9% to $63.3 million for 2001 compared to $62.1 million for 2000. The increase in interest incurred was primarily the result of an increase in average debt outstanding offset by a decrease in our effective borrowing rate. As a percentage of total revenue, interest incurred declined to 5.7% for 2001 compared to 7.0% for 2000. Amortization of previously capitalized interest increased by $4.2 million to 1.7% of total revenue for 2001 compared to 1.6% of total revenue for 2000 due to the change in the mix of real estate sold between the two periods. Interest capitalized decreased 11.7% to $33.2 million for 2001 compared to $37.6 million in 2000 due primarily to a change in the mix of properties undergoing active development.

Year ended December 31, 2000 compared to year ended December 31, 1999

Overview

      Total revenues for the year ended December 31, 2000, increased 29.5% to $882.2 million, from $681.4 million for 1999, primarily due to an increase in homebuilding revenues. Total contribution margin for 2000 increased 39.3% to $275.2 million from $197.5 million for 1999 primarily due to an increase in homebuilding contribution margin. Income before income taxes and extraordinary items increased 76.8% to $134.4 million from $76.0 million in 1999. During 1999, we recognized a tax benefit primarily due to the reversal of a previously established valuation reserve of $35.2 million. This reserve was established for built-in tax losses and net operating loss carryforwards originally purchased from Westinghouse Electric in 1995. The basis for the release of the deferred tax allowance results from improved profitability during 1999 and increasing taxable income, resulting in cumulative taxable income over the prior two years and the current year and projected future taxable income. In March 1999, $1.7 million of prepayment penalties were paid and included as an extraordinary item associated with the early retirement of the Marbella construction loan. Net income increased 2.5% to $81.9 million in 2000 from $79.9 million for 1999.

Revenues and sales

      Homebuilding. Total homebuilding revenues increased 43.4% to $614.7 million for 2000 compared with $428.8 million for 1999. Single- and multi-family homebuilding revenues increased 41.3% to $381.2 million in 2000 compared with $269.7 million for 1999. The increase in single- and multi-family homebuilding revenue is primarily attributable to a 282 unit or 21.2% increase in the number of homes closed and the continuation of the trend towards delivering a greater proportion of larger, higher priced homes as seen in the 28.4% increase in the average sales price between the periods.

	Year Ended			Year Ended
	December 31, 2000			December 31, 1999

			Average			Average
Single- and multi-family homebuilding	Number	Value*	price*	Number	Value*	price*

Number of communities with active homebuilding at period end	15	—	—	17	—	—

Net new contracts	1,754	$474,713	$271	1,346	$283,775	$211

Closed sales	1,614	381,208	236	1,332	269,720	202

Ending backlog	753	235,365	313	613	141,860	231

*	Dollar amounts in thousands.

      The increase in the number of homes closed was due primarily to increased home sales in newly introduced subdivisions in our Heron Bay, West Jensen, Parkland Isles, Gulf Harbour and Waterlefe communities and in our existing master-planned communities of Pelican Sound and Tiburón.

      The value of net new contracts for single- and multi-family homes increased by $190.9 million or 67.3% from 1999 to 2000. Backlog at December 31, 2000 was $235.4 million or 65.9% higher than at December 31, 1999. These increases were due primarily to strong sales at existing master-planned communities including Pelican Sound, Heron Bay and Parkland Isles, and initial sales at our Waterlefe community where we are the only homebuilder.

      Mid-rise and high-rise homebuilding revenues increased 46.8% to $233.5 million in 2000 compared to $159.1 million in 1999.

	Year Ended		Year Ended
	December 31, 2000		December 31, 1999

Mid-rise and high-rise homebuilding	Number	Value*	Number	Value*

Number of towers under construction	9	—	11	—

Net new contracts	307	$401,991	308	$212,562

Reported revenues	—	233,457	—	159,117

Ending backlog	—	290,718	—	122,184

*	Dollar amounts in thousands.

      The increase in mid-rise and high-rise homebuilding revenue was attributable to an increase in the number of towers in which we recognized revenue and an increase in the average price of these tower residences. We delivered tower units or met the requirements for percentage-of-completion revenue recognition in 14 towers in 2000 and 11 towers in 1999. We began construction of five new residential towers — Trieste, Montego, Seasons, Pointe and Siena — which met the requirement for recognizing percentage-of-completion revenue in 2000 and contributed $87.1 million in additional revenue.

      The value of net new contracts for mid-rise and high-rise homebuilding increased by $189.4 million or 89.1% from 1999 to 2000. Backlog at December 31, 2000 was $290.7 million or 137.9% higher than at December 31, 1999. Both increases were primarily due to the 88.4% increase in the average price of tower units sold from $690,000 in 1999 to $1.3 million in 2000. We began taking contracts for three towers — Montenero, Caribe and Harbor Towers II — during 1999 and began taking contracts for five towers — Trieste, Montego, Seasons, Pointe and Siena I during 2000. The 249 residential units in towers introduced in 1999 had a projected sellout value of $183.3 million compared to the projected sellout value of $514.0 million for the 303 units in towers introduced in 2000.

      Parcel and lot. Total parcel and lot sales revenues decreased 0.6% to $130.9 million for 2000 compared to $131.7 million for 1999. Sales of lots for 2000 increased 48.8% to $50.9 million compared to $34.2 million for 1999; residential parcel sales for 2000 increased 88.0% to $28.2 million compared to $15.0 million for 1999 while sales of commercial parcels decreased by 37.2% to $51.8 million compared to $82.5 million for 1999. The increase in lot sales is attributable to the implementation of our program for sale of waterfront, custom home lots in our Harbour Isles community, while residential parcel sales increased as a result of the sale of land in The Colony at Pelican Landing community. Sales of commercial parcels decreased due to the sell-out of Pelican Marsh in 1999 and as a result of the reduction in sales of the MacArthur parcels which is attributable to the sell-down of this inventory of parcels.

      Amenity membership and operations. Total amenity membership and operating revenues for 2000 decreased 6.9% to $71.0 million compared to $76.3 million for 1999. Equity membership revenue decreased 10.0% to $26.1 million for 2000 compared to $29.0 million for 1999 while membership dues and amenity services revenue decreased 5.1% to $44.9 million from $47.3 million. The decrease in membership revenue is attributable primarily to decreased sales at our Pelican Marsh and Gulf Harbour clubs, which were converted to equity clubs in 1999, while the decrease in operating revenues is the result of the turnover of the Deering Bay and Pelican’s Nest clubs to their members.

      Real estate services and other. Total real estate services and other revenues increased 47.1% to $65.6 million for 2000 compared to revenues of $44.6 million in 1999. This increase in revenues is primarily attributable to a $26.4 million increase in real estate brokerage revenue, an increase in mortgage banking revenue of $1.9 million and a $4.5 million increase in other income from the sale of Burnt Store Marina, which was offset by the reduction of the brokerage commission received in 1999 of $13.2 million from the sale of the MacArthur properties.

     Costs, expenses and contribution margin

      Homebuilding. Homebuilding cost of sales increased 37.1% to $445.4 million for 2000 compared to $324.8 million for 1999. Cost of sales as a percentage of revenue was 72.5% in 2000 compared to 75.7% in 1999. This decrease in cost of sales percentage was primarily due to improved homebuilding margins relating to the increase in the average sales price of single- and multi-family as well as tower residence units.

      Overall, homebuilding contribution margin as a percentage of revenue increased 3.2% to 27.5% in 2000 from 24.3% in 1999. Contribution margin percentage from single- and multi-family homebuilding increased to 18.0% in 2000 from 17.6% in 1999, due to a higher average sales price and, consequently, improved contribution margins particularly at our Pelican Sound, Harbour Isles and Tiburón communities. For our mid-rise and high-rise homebuilding products, contribution margin percentage increased to 43.1% in 2000 compared to 35.6% for 1999, as a result of a higher average selling price.

      Parcel and lot. Total costs of sales decreased to $59.4 million for 2000 compared to $75.9 million for 1999 due to a decrease in total revenue for 2000. The cost of parcel and lot sales decreased to 45.4% of related revenue for 2000 compared to 57.6% for 1999. The decrease in cost of sales percentage and the associated increase in contribution margin percentage are due primarily to the change in mix of land sales. Contribution margin percentage from sales of our lots and residential parcels increased as a larger portion of these sales occurred in our high-end communities of Harbour Isles and The Colony at Pelican Landing. Contribution margin for commercial parcels improved primarily due to increased margins on the sale of the MacArthur parcels in 2000. In 1999, commercial parcel contribution margins were lower because a greater proportion of the cost of the MacArthur land portfolio purchased in March 1999 was allocated to immediately saleable parcels which closed during that year.

      Amenity membership and operations. The 12.3% decrease in the cost of amenity sales to $55.8 million for 2000 compared to $63.6 million for 1999 was primarily due to a decrease in membership sales and operating revenues. The associated contribution margin increased to 21.4% for 2000 from 16.6% in 1999, primarily due to an increase in membership sales at our Bay Colony and Deering Bay clubs, which generate a higher margin than amenity service revenue and an increase in membership dues revenue of $4.9 million.

      Real estate services and other. The 135.5% increase in real estate services and other costs to $46.4 million for 2000 compared to $19.7 million for 1999 was due to the costs associated with the increased volume of real estate brokerage transactions. Cost as a percentage of related revenues increased to 70.7% in 2000 compared to 44.2% in 1999 due primarily to the net brokerage revenue earned from the sale of the MacArthur properties in 1999 and increased overhead costs incurred in 2000 to operate our new or expanded realty brokerage, title insurance and mortgage banking offices.

      Selling, general and administrative expenses, including real estate taxes. Selling, general and administrative expenses, including real estate taxes, increased to $89.8 million for 2000 compared to $72.1 million for 1999. This increase was primarily due to increased professional fees for legal and accounting services, increased sales and marketing expenditures relating to newly introduced communities under development and an increase in management incentive compensation. Selling, general and administrative expenses, including real estate taxes, decreased to 10.2% for 2000 compared to 10.6% for 1999.

      Interest expense. Interest expense, net of capitalization, increased 1.9% to $43.4 million in 2000 from $42.6 million in 1999. Interest incurred increased 2.6% over the same period due to a marginal increase in our level of debt as well as a small increase in our effective borrowing rate. As a percentage of total revenue, interest incurred declined to 7.0% for 2000 compared to 8.9% for 1999. Amortization of previously capitalized interest decreased to 1.6% of total revenue for 2000 compared to 2.3% of total revenue for 1999 due to the change in the mix of real estate sold between the two years. Interest capitalized decreased 1.6% to $37.6 million for 2000 compared to $38.2 million in 1999 due to a change in the mix of properties undergoing active development.

Liquidity and Capital Resources

      We assess our liquidity in terms of our ability to generate cash to fund our operating and investing activities. We finance our land acquisitions, land improvements, homebuilding, development and construction activities from internally generated funds, credit agreements with financial institutions and other debt. As of December 31, 2001, we had cash and cash equivalents of $58.0 million.

      Net cash used in operations was $128.1 million for the year ended December 31, 2001 as compared to cash provided by operations of $28.8 million for the comparable period in the prior year. Cash flow from operations before net inventory additions, contracts receivable and mortgages held for resale improved to $203.3 million for the year ended December 31, 2001 compared to $187.4 million for the comparable period in 2000. Net inventory additions increased to $125.4 million for the year ended December 31, 2001 compared to $48.5 million in 2000. The increase in net inventory additions is primarily related to increased single- and multi-family home inventories that are under contract for delivery during the next six to nine months and, to a lesser degree, tower inventories that have not yet qualified for revenue recognition and land acquisitions. Likewise, the increase in contracts receivable of $171.0 million for 2001 compared to $110.1 million during 2000 reflects the substantial increase in the value of tower units under contract that are now being constructed and that have met the requirements for percentage of completion revenue recognition. Land acquisitions for the year ended December 31, 2001 and 2000 totaled approximately $80.7 million and $74.3 million, respectively. We expect that real estate inventories will continue to increase as we are currently negotiating and searching for additional opportunities to obtain control of land for future communities.

      Investing activities for the year ended December 31, 2001 included $24.3 million of net additions to property and equipment compared to $2.0 million in the same period in the prior year. For the year ended December 31, 2001, cash was provided from net mortgage notes receivable collections of $8.4 million compared to $1.8 million in the same period in 2000. We anticipate cash flows used in investing activities will increase with the development of current and future amenity operations.

      Financing activities provided cash of $146.3 million for the year ended December 31, 2001 compared to cash uses of $6.3 million in the same period in 2000. The net cash inflow was primarily the result of the issuance of $350 million in senior subordinated notes due February 15, 2011, proceeds from construction and other loans of $90.4 million, net of repayments totaling $287.3 million for mortgages and notes payable, revolving line of credit, subordinated notes and finance subsidiary debt.

      The senior secured credit facility includes a $250 million amortizing term loan and $200 million revolving loan. The facility allows us to borrow and repay up to the maximum amount under the $200 million revolving loan subject to maintaining an adequate collateral borrowing base. The term loan requires semi-annual principal payments of $5.0 million commencing January 2002. As of April 29, 2002, we had $193.2 million available for borrowing under the senior secured credit facility, including $6.8 million committed pursuant to letters of credit.

      Our wholly owned finance subsidiary, Financial Resources Group, Inc. has an $18.0 million bank warehouse facility, which is payable on demand and is secured primarily by mortgage loans held for sale. The warehouse facility is not guaranteed by us. As of April 29, 2002, $18.0 million was available for borrowing under the warehouse facility.

      To finance the construction of certain on-site and off-site infrastructure improvements at many of our projects, we have used community development district and improvement district bond financing. User fees and special assessments payable upon sale of the property benefited by the underlying improvements are designed to fund bond debt service, including principal and interest payments, as well as program operating and maintenance cost. Although we are not obligated directly to repay all of the outstanding bonds, we do pay a portion of the fees and assessments securing the bonds and have guaranteed debt service shortfalls of certain district bond programs. The amount of bond obligations issued with respect to our communities total $204.2 million at December 31, 2001. We have accrued $36.3 million as of December 31, 2001, as our estimate of the amount of bond obligations that we may be required to fund. We may, subject to limitations in the senior secured credit facility, use district financing to a greater extent in the future.

      We released 10 towers for reservation and commenced construction on 10 towers during 2001. We intend to use construction loans and customer deposits to construct high-rise towers. After the construction loans are repaid from the proceeds of closings with buyers, remaining proceeds will be available for general use. As of December 31, 2001, we had construction loans in place for 8 towers with $51.6 million outstanding and $275.2 million of remaining undrawn commitments. We expect to begin construction on 5 towers and are scheduled to close 6 towers in 2002 which will generate significant cash flow after repayment of the related construction loans.

      During the course of future operations, we plan to acquire developed and undeveloped land, which will be used in the homebuilding, tower and amenities lines of business. As of December 31, 2001, we had contracts or options aggregating $106.5 million, including deposits of $2.6 million, to acquire approximately 1,900 acres of land that are expected to yield approximately 3,900 residential units. Payments of approximately $72.0 million are expected to be made during 2002 with the balance paid in future years. We will incur land development costs for improving overall community infrastructure such as water, sewer, streets and landscaping and for developing the amenity packages such as golf courses, marinas and club facilities. A significant portion of these costs are incurred in the initial phases of a project. We recently commenced development of two new projects, Sun City Center Ft. Myers and Tarpon Bay and expect to commence development of four other communities this year, including Evergrene and Tuscany Reserve, Hammock Bay and Venetian Golf and River Club, where we anticipate closings to start in 2003.

      Our real estate development is dependent upon the availability of funds to finance current and future development. We plan to continue to grow and expect to fund this growth through the generation of cash flow from operations, from the availability of funds under our credit facilities, from new construction loans and from future debt and equity offerings. We believe we have adequate resources and sufficient credit facilities to satisfy our current and reasonably anticipated future requirements to acquire capital assets and land, to develop land improvements and construction activities and to meet any other needs of our business, both on a short- and long-term basis. If we do not have sufficient capital resources to fund our development and expansion, projects may be delayed, resulting in possible adverse effects on our results of operations. No assurance can be given as to the terms, availability or cost of any future financing we may need. If we are at any time unable to service our debt, refinancing or obtaining additional financing may be required and may not be available or available on terms acceptable to us. Furthermore, as a result of the events of September 11, 2001, considerable economic and political uncertainties could have adverse effects on consumer buying behavior, construction costs, availability of labor and materials and other factors affecting us and the homebuilding industry generally.

      We selectively enter into business relationships through the form of partnerships and joint ventures with unrelated third parties. These partnerships and joint ventures are utilized to acquire, develop, market and operate homebuilding, amenities and real estate services projects. We do not consolidate partnerships and joint ventures where unanimous consent by both partners is required for making major decisions, and where we do not have control, directly or indirectly, over major decisions. In connection with the operation of these partnerships and joint ventures, the partners may agree to make additional cash contributions. We believe that future contributions, if required, will not have a significant impact to our liquidity or financial position. If we fail to make required contributions, we may lose some or all of our interest in such partnerships or joint ventures. At December 31, 2001, none of these partnerships or joint ventures had outstanding debt. However, the partners may agree to incur debt to fund partnership and joint venture operations in the future.

      In March 2002, we completed an initial public offering of 7,935,000 shares of our common stock. We realized approximately $139.0 million aggregate net proceeds from the offering, which we used to repay an outstanding construction loan of $20.7 million that had an interest rate of 4.75% as of March 11, 2002, an outstanding construction loan of $30.7 million that had an interest rate of 5.00% as of March 11, 2002 and to repay approximately $69.3 million of the revolving portion of our senior secured credit facility.

Seasonality

      We have historically experienced, and in the future expect to continue to experience variability in our results on a quarterly basis. A substantial percentage of our homes are targeted towards retirement and second homebuyers who frequently prefer to take ownership of their homes during the fall. Therefore, although new home contracts are obtained throughout the year, a significant portion of our single- and multi-family home closings occur during the fourth calendar quarter. Our revenue therefore may fluctuate significantly on a quarterly basis and we must maintain sufficient liquidity to meet short-term operating requirements. The following chart describes quarterly fluctuations of our revenue, contribution margin, net income and single- and multi-family homebuilding closings for the years 2001 and 2000:

	2001

	1st	Percentage	2nd	Percentage	3rd	Percentage	4th
	Quarter	of Total	Quarter	of Total	Quarter	of Total	Quarter

	(in thousands)

Revenue	$196,959	17.7%	$234,820	21.2%	$271,767	24.5%	$406,737

Contribution margin	58,691	17.0	71,722	20.8	86,835	25.2	127,387

Net income	9,064	8.9	18,626	18.2	26,386	25.8	48,159

EBITDA	32,923	14.1	45,943	19.6	60,714	25.9	94,576

Single- and multi-family homebuilding closings	238	13.7	369	21.3	387	22.4	738

[Additional columns below]

[Continued from above table, first column(s) repeated]

	2001

	Percentage
	of Total	Total

	(in thousands)

Revenue	36.6%	$1,110,283

Contribution margin	37.0	344,635

Net income	47.1	102,235

EBITDA	40.4	234,156

Single- and multi-family homebuilding closings	42.6	1,732

	2000

	1st	Percentage	2nd	Percentage	3rd	Percentage	4th
	Quarter	of Total	Quarter	of Total	Quarter	of Total	Quarter

	(in thousands)

Revenue	$140,062	15.9%	$162,442	18.4%	$184,271	20.9%	$395,377

Contribution margin	44,235	16.1	54,078	19.6	48,903	17.8	128,002

Net income	9,696	11.8	13,676	16.7	11,118	13.6	47,451

EBITDA	27,815	15.0	34,701	18.7	30,937	16.7	91,967

Single- and multi-family homebuilding closings	216	13.3	272	16.9	331	20.5	795

[Additional columns below]

[Continued from above table, first column(s) repeated]

	2000

	Percentage
	of Total	Total

	(in thousands)

Revenue	44.8%	$882,152

Contribution margin	46.5	275,218

Net income	57.9	81,941

EBITDA	49.6	185,420

Single- and multi-family homebuilding closings	49.3	1,614

Inflation

      Our costs of operations may be impacted by inflation as the strength of the current economic environment places upward pressure on the cost of labor and materials. In addition, certain raw materials used by us in our homebuilding operations are susceptible to commodity price increases. Unless these cost increases are passed on to customers through increased home and service prices, our operating margins may be reduced. In addition, in times of inflation, the reduced availability of attractive mortgage financing for purchasers of our homes may have an adverse effect on sales. If interest rates increase, construction and financing costs, as well as the cost of borrowings, also would increase, which can result in lower operating margins. Increases in interest rates also may affect adversely the volume of mortgage loan originations.

      The volatility of interest rates could have an adverse effect on our future operations and liquidity. Among other things, these conditions may affect adversely the demand for housing and the availability of mortgage financing and may reduce the credit facilities offered to us by banks, investment bankers and mortgage bankers.

Quantitative and Qualitative Disclosures About Market Risk

      We are subject to interest rate risk on the variable rate portion of our debt. We hedge a portion of our exposure to changes in interest rates by entering into interest rate swap agreements to lock in a fixed interest rate.

      The following table sets forth, as of December 31, 2001, our debt obligations, principal cash flows by scheduled maturity, weighted average interest rates and estimated fair market value. In addition, the table sets forth the notional amounts and weighted average interest rates of our interest rate swaps.

								FMV at
	2002	2003	2004	2005	2006	Thereafter	Total	12/31/01

	(in thousands)

Debt:

Fixed rate	$—	$—	$—	$—	$—	$350,000	$350,000	$361,375

Average interest rate	—	—	—	—	—	10.63%	10.63%	—

Variable rate	$30,860	$41,558	$255,257	$—	$—	$—	$327,675	$327,675

Average interest rate	4.63%	4.71%	4.81%	—	—	—	4.68%	—

Interest rate swaps:

Variable to fixed	$160,000	$40,000	$50,000	$—	$—	$—	$250,000	$(4,001)

Average pay rate	5.62%	5.70%	5.68%	—	—	—	5.65%	—

Average receive rate	*	*	*	*	*	*	*

*	90-Day LIBOR

BUSINESS

General

      We are a fully integrated homebuilding and real estate services company with over 50 years of experience in the design, construction and operation of leisure-oriented, amenity-rich master-planned communities. We offer a full complement of products and services to enhance our customers’ lifestyles and increase our recurring revenues. Like traditional homebuilding companies, we design, sell and build single- and multi-family homes serving move-up, pre-retirement and retirement homebuyers. Unlike our traditional homebuilding competitors, we also design, sell and build luxury residential towers targeting affluent, leisure-oriented home purchasers. We have developed master-planned communities where today there are over 150,000 residents who enjoy lifestyle amenities like award-winning golf courses, country clubs, deep-water marinas, tennis and recreational facilities, luxury hotels, upscale shopping and a variety of restaurants. Our master-planned communities offer a wide range of residential products from moderately priced homes to higher priced semi-custom, single- and multi-family homes and luxury residential towers.

      Our master-planned communities are in Florida, a highly sought-after retirement and leisure-oriented home destination, and one of the nation’s fastest growing economies. Our communities are located in prime locations on Florida’s gulf coast near Marco Island Naples, Ft. Myers, Sarasota and Tampa, and on the east coast near Ft. Lauderdale, Miami, Palm Coast and Palm Beach. We believe we are well-positioned to take advantage of favorable demographic trends, including the aging of the “baby boom” generation, as well as the overall strength of the Florida economy and real estate market. Furthermore, the United States Census Bureau predicts that Florida will experience one of the largest total increases in population in the United States over the next ten years.

      As of December 31, 2001, we had 34 master-planned communities under development. We expect these master-planned communities to contain 612 holes of golf, over 1,000 marina slips and various country clubs, tennis and recreational facilities and other amenities. In total, we control over 15,500 acres of land, where we plan to develop up to 28,200 future residences.

      Our revenues, EBIT, net income and EBIT margin were $1,110.3 million, $224.9 million, $102.2 million and 20.3%, respectively, for the year ended December 31, 2001 as compared to $882.2 million, $177.8 million, $81.9 million and 20.2%, respectively, for the year ended December 31, 2000. Over the five year period ended December 31, 2001, our revenues and EBIT increased at compounded annual growth rates of 38.3% and 40.3%, respectively.

      As of December 31, 2001, we had homebuilding contract backlog of $738.2 million, a 40.3% increase from $526.1 million as of December 31, 2000.

      Our business lines include homebuilding, amenities operations, real estate services and parcel and lot sales, each of which contributes to our profitability.

Our Operations

      We typically begin a master-planned community by purchasing undeveloped or partially developed real estate. We then construct infrastructure improvements and build amenities in accordance with our development permits. Following completion of these improvements and the building of the amenities, we build a full range of homes for sale to primary, second and retirement homebuyers. In certain situations, we elect to sell parcels and lots to third party builders or end users.

      As part of our marketing strategy, we target primary, second and retirement homebuyers for most of our communities. To reach these customers we use national and international marketing campaigns and local, point of purchase advertising and sales programs. Our national marketing efforts employ a proprietary database marketing system that maintains contact with the thousands of new prospects generated annually by our focused national advertising. This program has been enhanced by the integration of ongoing e-commerce initiatives that have increased the flow of qualified customers to our communities.

We manage our marketing efforts through our in-house creative and production teams. We believe that these efforts contribute to a higher-than-average conversion rate of prospective customers to homebuyers.

      We profit from the efficiencies created by our integrated delivery of all aspects of community development, including community design, land development, homebuilding, parcel and lot sales, amenities operations and real estate services businesses. See “— Our Homebuilding Activities,” “— Amenities Development and Operation,” “— Parcel and Lot Sales” and “— Other Real Estate Services Businesses” for an explanation of these operations and services. We believe that this integrated approach reduces risk and increases our profitability as it provides us with greater control over our costs and provides us with recurring amenities and services revenues.

Business Strategy

      Among the fifteen largest public homebuilding companies as measured by market capitalization, we currently generate the highest margins, with a 20.3% EBIT margin for the year ended December 31, 2001, as compared with an industry average EBIT margin of 12.1% for the last four fiscal quarters reported by these companies.

      We seek to maintain our high margins by focusing on the following key elements of our business strategy:

•	Continue to implement a vertically integrated business model. By serving as the master developer of our communities, and by retaining control of operations like amenities and real estate services, we believe we can ensure a high level of quality and generate greater returns than our competitors. We acquire and develop the land in our communities, construct the residences, design, build and operate the amenities in many of our communities and otherwise control all aspects of the planning, design, development, construction and operation of our communities. Unlike most homebuilders, we design and operate our amenities on a profitable basis, which provides us with recurring revenue streams, which may continue after all of the homes in the community have been sold. In addition, we expect to expand our real estate brokerage, title insurance, mortgage banking and property management operations to enhance our position as an integrated single-source provider of residential products and services.

•	Capitalize on favorable demographic trends and the overall strength of the Florida economy. We expect to benefit from favorable demographic and economic trends resulting in a rapid expansion of our affluent target customer base. Those trends include:

•	the aging of the “baby boom” generation and the growing generational wealth transfer, which we believe has, and will continue to, significantly increase demand for high quality master-planned pre-retirement communities;

•	the increasing affluence of pre-retirement and retirement-aged purchasers of our products and services;

•	the continued high population growth in Florida resulting in part from increasing numbers of people choosing Florida for retirement or second home purchases; and

•	the strength of the Florida economy, which is expanding at a higher and more consistent rate than the nation as a whole.

•	Continue to opportunistically acquire and profitably develop an attractive Florida land inventory. We believe that our expertise in development and our in-depth market knowledge enables us to successfully identify attractive land acquisition opportunities, efficiently manage the land’s development, and maximize the land’s value. Through this process, we believe we create significant value, and provide the foundation for future margin strength. We typically target land purchases that are located in existing resort, urban or highly sought after markets for affluent homebuyers. As of December 31, 2001, we controlled over 15,500 acres of land in highly sought-after Florida coastal markets.

•	Expand strategic partnerships and further develop product branding. We will continue to selectively enter into business relationships with highly regarded partners, as we have done in the past with The Ritz-Carlton and Hyatt hotels and professional golfers such as Raymond Floyd and Greg Norman. We believe that partnering with premium brands such as these adds value to our affiliated residences and amenities. We expect to generate incremental profits from these relationships from marketing fees, construction fees, development fees and golf course management fees. In addition, we seek to grow the name brand recognition of WCI Communities products and services.

•	Export our successful business model to other markets. We expect to selectively take advantage of attractive opportunities to grow outside of Florida and believe that several of our businesses would be well suited to be exported to new markets. We believe that we can benefit from our expertise in developing master-planned resort oriented communities and luxury residential towers by expanding to resort and urban locations. Our relationships with national brands such as The Ritz-Carlton should help facilitate our expansion into markets outside of Florida.

Our Homebuilding Activities

      We believe the breadth of our homebuilding activities and the scope of our target market distinguish us from our competitors and position us to take advantage of favorable regional and national demographic and income trends. Like traditional homebuilding companies, we design, sell and build single- and multi-family homes serving primary, second and retirement homebuyers. Homes range from approximately 1,100 square feet to 8,000 square feet and are priced from $100,000 to $3.9 million, with an average sales price for the year ended December 31, 2001 of $328,000. We build most of these homes within our master-planned communities, where we create attractive amenities through affiliations with hotel operators and golf course designers like The Ritz-Carlton, Raymond Floyd and Greg Norman. We believe that this approach increases the value of our homes and communities and helps us attract affluent purchasers.

      Unlike our traditional homebuilding competitors, we also design, sell and build luxury residential towers targeted to affluent, leisure-oriented home purchasers. Residences in our towers range from approximately 900 square feet to 11,700 square feet and are priced from $100,000 to over $10 million, with an average sales price for the year ended December 31, 2001 of $1,139,000. Since 1988, we have built or have under construction 2,139 tower residences, of which 1,882 residences have been sold. Our towers have ranged in size from six to 22 stories and have included 26 to 148 residences. Our sales contracts for these towers require substantial non-refundable cash deposits, generally ranging from 20% to 30% of the purchase price, and we typically do not start construction of towers until there are sufficient pre-sales to cover the majority of the costs to construct the towers.

      For the year ended December 31, 2001, homebuilding revenues were $906.1 million, which accounted for 81.6% of total revenues.

     Single- and multi-family homes

      Design. We employ an award-winning in-house design group comprised of experienced architects and computer-assisted design technicians. Our product design experience along with our land planning expertise has enhanced our ability to charge view premiums for homes located on waterfront, conservation and golf course sites within our communities. Our design expertise has also provided us with the flexibility to respond to changing consumer demands as determined through our customer surveys and focus groups. The information gathered through these surveys and focus groups will continue to serve as the model for the development of our new products.

      Sales. We maintain large sales centers with community scale models and lifestyle and home demonstration displays. The sales centers are staffed with licensed professionals who are employees of WCI. We also maintain professionally decorated model homes, which demonstrate the benefits and features of our products and the community lifestyles.

      Sales associates initiate the contracting process with homebuyers and collect deposits from customers. Customers are then directed to our affiliated mortgage banking company to complete financing arrangements, if required. Largely due to the affluence of many of our luxury and second home purchasers, we believe that we complete more cash transactions with customers than is typical in the industry.

      We maintain and carefully manage an inventory both of homes that are available immediately or within a few months and of homes built to order. For homes that are built to order or selected from inventory at an early stage of construction, we offer customers a wide selection of standard options and upgrades to finish their homes. We also allow customization of the structural design in many of our product lines through our in-house design group. In addition, we offer design studios staffed with professional designers where the many options and upgrades available to purchasers of our products are displayed and demonstrated prior to incorporation into a home. Finally, home closings are typically conducted through our title agency companies.

      Construction. We typically act as the general contractor in the construction of single- and multifamily residences. Our employees provide purchasing and quality assurance for, and construction management of, the homes we build, while the material and labor components of our houses are provided by subcontractors. Our construction techniques are consistent with local market practices and generally consist of concrete block exterior walls covered with a painted stucco finish and engineered truss roofs covered with shingles or tile. We comply in all material respects with local and state building codes, including Florida’s stringent hurricane and energy efficiency regulations. Depending upon the size and complexity of a home’s design, our construction time ranges from about 90 to 300 calendar days for our single-family homes and up to 250 calendar days for our multi-family homes.

      Accounting. We recognize revenue under the completed contract method. The related profit is recognized when collectibility of the sales price is reasonably assured and the earnings process is virtually complete. The earnings process is normally considered complete when title has passed to the buyer, we are not obligated to perform significant additional activities after sale and delivery and there are no contingencies allowing the customer to require a refund. When a sale does not meet the requirements for income recognition, profit is deferred until the requirements are met and the related sold inventory is classified as completed inventory.

     Mid-rise and high-rise tower residences

      General. We expect our tower development business to continue to be a significant component of our future growth. For over 50 years, we have entitled and developed premium tower sites for residential development. Before 1987, we elected to sell entitled, and in many cases developed, sites to third party developers who constructed tower residences on the sites acquired from us. In 1987, we, in a joint venture, constructed a high-rise tower adjacent to the beach in our Bay Colony community. Known as the Contessa, the high-rise was completed and sold out in 1990. The Carlysle, our second high-rise, also located adjacent to the beach in Bay Colony, was completed and sold out in 1992. Through December 31, 2001, we have successfully designed, marketed, completed construction and delivered 21 towers totaling 1,387 residences, which have generated revenues of approximately $1.04 billion and have sold at an average price of $750,000 per residence. In addition, we had twelve residential towers containing 739 residences under construction, and 13 residential units not yet delivered in three recently completed towers at December 31, 2001.

      Design. We commence the design and planning of towers by conducting extensive research relating to the market, customer base, product requirements, pricing and absorption. Our research effort is directed by dedicated project managers specializing in the development of towers. Based on the results of this research, we organize an experienced team of architects, engineers and specialty consultants under the leadership of the project manager to create the design of the mid-rise or high-rise tower. We also contract for the services of an experienced third party general contractor during the early stages of design to assist in design, engineering and the estimation of construction costs.

      Sales. Once schematic design and design development for a mid-rise or high-rise tower has been completed and its construction costs have been estimated, marketing of the residences commences. Brochures, scaled architectural models, walk-in kitchen and bathroom models and other marketing materials are used to assist community representatives in explaining and demonstrating the residences to be built. Often, computer videos are developed which integrate three dimensional computer assisted design drawings of the interior and exterior elevations of the towers with video of the site and its surroundings, which may include beaches, golf courses and bodies of water. These videos provide a “virtual tour” that is extremely useful for pre-selling our residences.

      Unless we elect to register a tower with the U.S. Department of Housing and Urban Development, Federal and Florida law generally require that condominiums be completed and closed to a consumer within 24 months following a consumer’s execution of a purchase contract. In these cases, because construction of towers typically takes 15 to 22 months, it is necessary to engage in extensive pre-selling activities prior to commencement of construction. Pre-selling ensures that the completion of the construction of a tower coincides with the substantial sell out of the tower and the compliance with statutory requirements relating to the timing of condominium delivery to the consumer. To facilitate our pre-sales process, we engage in a “reservation” selling process by which buyers select specific residences, sign a reservation agreement and pay a refundable deposit. Once a sufficient number of residences are “reserved” indicating substantial consumer acceptance, reservations are converted to contracts and the customer’s deposit becomes nonrefundable after a 15-day rescission period under Florida law.

      Generally, construction is not commenced until a majority of units are under firm contracts. For towers that take more than 18 months to build, we will generally collect from each purchaser a deposit equaling 20% or 30% of a residence purchase price to cover a portion of estimated construction costs. For towers that take less than 18 months to build, generally a 20% deposit is collected. Our experience has been that over 98% of the contracts for which nonrefundable deposits have been collected by us close upon the completion of the tower. Once construction is completed, closings of sold residences usually occur within one month, at which time we are paid the balance of the purchase price for the residences sold.

      Construction. We hire experienced and bonded third party general contractors specializing in the construction of towers to construct these buildings. Typically, we negotiate a guaranteed maximum price with these contractors for the construction and delivery of completed towers. By hiring experienced general contractors to construct our towers, we mitigate many of the risks associated with the construction of these structures. As the developer of the towers that we build, we manage the entire process from planning and closing of completed residences to turnover of the condominium association to residents.

      Financing. We generally obtain separate construction financing for our tower projects. A lender typically provides a construction loan when the value of sales contracts on a project is sufficient to cover a substantial portion of the cost of the project’s construction. Buyers typically provide deposits equal to 20% to 30% of the purchase price of their residence. Under Florida law, a portion of the deposit representing 10% of the purchase price must be deposited into an escrow account, unless we have provided a letter of credit or a surety bond. Any amount of the down payment in excess of this 10% may be used to fund construction. We then generally seek a construction loan commitment to cover remaining construction costs, based on the number of residences sold at the time of the commitment. To the extent that we sell additional residences during the course of construction, subsequent deposits may also be utilized to fund construction, resulting in a lower amount outstanding under the construction loan than originally committed. We have developed a financing concept with banks to bundle multiple high-rise projects in a single construction loan facility.

      Accounting. Revenue for tower residences is recognized on the percentage-of-completion accounting method. Revenue is recorded when construction is beyond a preliminary stage, the buyer is committed to the extent of being unable to require a refund of a significant deposit except for nondelivery of the residence, a majority of residences have been contracted and costs can be reasonably estimated. Any amounts due from sales recognized are recorded as contracts receivable. After the initial closing of the residences, revenue and related costs for the remaining residences are recorded at closing.

      A portion of each sales commission is paid after the tower is under construction at the time a customer enters into a sales contract, with the balance paid at closing. Sales commissions are expensed as a component of the cost of mid-rise and high-rise revenue. Marketing expenditures related to tower developments are expensed as incurred.

Amenities Development and Operation

      General. The provision of amenities, like championship golf courses with clubhouses, fitness, tennis and recreational facilities, guest lodging, marinas and a variety of restaurants, is central to our mission to deliver high quality residential lifestyles. To ensure that the amenities in our communities are designed, constructed and operated at a level of quality consistent with the residences that we build, we have established an amenities development and operations group. Although many of the amenities facilities that we currently own or manage were constructed by various unaffiliated community developers from which we purchased ownership, we have developed the amenities of several communities, including those at Walden Lake Polo and Country Club, Gulf Harbour Yacht and Country Club, The Estates at Bay Colony Golf Club, Pelican Marsh Golf and Country Club, Gateway Golf and Country Club, Tiburón Naples Golf Club, Pelican Sound Golf and River Club, The Colony Golf and Bay Club, Waterlefe Golf and River Club, Tarpon Cove Yacht and Racquet Club, Jupiter Yacht Club, the Raptor Bay Golf Club and Pelican Nest Golf Club at Pelican Landing and have worked with noted amenities designers, particularly golf course architects, to enhance the marketability of our amenities and, thereby, our communities.

      Ownership. Amenities at our communities are owned by either community residents or non-residents in equity membership programs, or by unaffiliated third parties, or retained by us. In newly developed or acquired communities, ownership of the amenities is structured to cater to the preferences and expectations of community residents.

      Due to the high costs of entry at equity clubs, we have found that in communities offering homes at lower price points, residents often prefer non-equity membership programs, which require lower initiation fees, but higher annual dues. Since residents’ preferences change over time, we may choose to sell the ownership and operation of the amenities to a resident group on an equity basis.

      An alternative to non-equity programs, bundled home and amenities membership structures allow homebuyers in moderately priced communities to receive club memberships bundled with their home purchase. In these cases, the amenities are owned and operated by the community homeowners association.

      In communities offering higher-priced homes, all or a select group of residents own the golf and other amenities assets on a full equity basis. The conveyance of amenities assets to residents is accomplished through an equity subscription and sales process at an established price. These equity ownership offerings are usually completed in two to six years, depending upon the pace of residential build-out in the community.

      Operation. In communities with bundled or equity ownerships, we typically enter into an operating agreement with the association or club entity which holds title to the facilities. The operating agreements generally provide that we will continue to control, manage and operate the amenities’ facilities until substantially all of the homes in the community, in the case of bundled ownership, or all of the resident equity ownership interests, in the case of equity ownership, have been sold. During this period, we generally receive the net profits, and incur any losses, of the amenities business.

      Accounting. Revenues from amenities operations include membership dues and charges for services provided. Dues from members are recorded as deferred revenues when collected and are recognized as revenues over the membership term. Revenues for services are recorded when the service is provided. Costs of amenities operations are recorded as incurred.

      Revenues from sales of equity memberships are recorded when the collectibility of the sales price is reasonably certain, costs can be reasonably estimated and the earnings process is complete. Revenues for the sale of non-equity membership initiation fees are included in revenue over the estimated period of member benefits. The amount of non-equity membership initiation fees collected in excess of the cumulative amount recorded as revenue is reflected as deferred revenue.

Other Real Estate Services Businesses

  Realty Brokerage

      Prudential Florida WCI Realty. On June 10, 1999, Watermark Realty, Inc., a wholly owned subsidiary of WCI, entered into a six-year franchise agreement with Prudential Real Estates Affiliates, Inc. This agreement, as subsequently amended, allows us to provide exclusive residential brokerage services as Prudential Florida WCI Realty in six geographic areas across eight counties in Florida. The exclusive franchise areas are in Broward, Charlotte, Hillsborough, Manatee, Lee, Collier, Dade and Palm Beach Counties. To maintain this exclusive arrangement we must substantially grow our market share in each of these exclusive areas during the six-year franchise period. As consideration under the agreement, we pay Prudential a royalty based on gross commission revenue on a monthly basis. At December 31, 2001, we had 23 offices, 105 employees and over 1,000 sales agents.

      WCI Realty, Inc. WCI Realty, Inc. provides new home and certain resale brokerage services. At December 31, 2001, WCI Realty, Inc. had 24 offices and 133 employees.

  Title Insurance

      First Fidelity Title, Inc. First Fidelity Title, Inc. provides title insurance and closing services to our customers. First Fidelity underwrites its policies on behalf of large national title insurers and derives its revenues from three sources: fees paid to it for title insurance provided to our customers, third party residential closings and commercial closings. First Fidelity has a significant third party customer base. At December 31, 2001, First Fidelity had 7 offices and 58 employees.

  Mortgage Banking

      Financial Resources Group, Inc. Financial Resources Group, Inc. provides residential mortgage banking services to our buyers, as well as third party homebuyers. Financial Resources Group originates home mortgages which are subsequently sold to mortgage investors. The sale of these mortgages are at prices established in commitments obtained from mortgage investors prior to the time the mortgages are originated. At December 31, 2001, Financial Resources Group had 57 employees in 6 offices located in Naples, Coral Springs, Coral Gables, Palm Beach Gardens, Bonita Springs and Sun City Center. In October of 2001, Financial Resources Group began funding loans through an $18 million warehouse line from Comerica.

  Property Management

      WCI Communities Management, Inc. We provide management services to our master-planned community developments and oversee the business affairs of over 71 condominium and homeowners’ associations and 14 community master associations encompassing over 12,000 residences throughout Florida. The management companies derive their revenue from two primary sources: monthly Oat fees received for managing homeowner, master and condominium associations and a management fee equal to 4% of the expenses paid to third party services providers at the Kings Point community in Sun City Center. The services provided by the management companies include accounting, security, common area maintenance and insurance policy administration. The companies operate ten regional and community offices located in Collier, Lee, Broward, Palm Beach, Dade and Hillsborough counties, with headquarters located in Bonita Springs, Florida. At December 31, 2001, our property management operations had 226 employees.

  Development Services

      Our development services business derives fee-based income from the supervision of major commercial projects. For a nominal increase in overhead, this business allows us to apply the expertise we have gained directing large-scale real estate projects.

      We provide various services for the property owner during both the design and construction phases of a project. We manage, coordinate and supervise each step in the development process. During the design phase we consult on all project aspects from obtaining zoning approvals, to selection of the design team, to managing the design process. We then develop project budgets and schedules and assist in selecting the general contractor. During construction, we act as the owner’s representative to oversee the general contractor.

      To date we have provided this service for The Ritz-Carlton Hotels unit of the Host Marriott Corporation and Hyatt Hotels Corporation. It is our intent to expand this business to serve other customers that have a need for high-quality project management, but do not wish to create their own in-house support organization. As we acquire additional properties, we anticipate creating new opportunities for this division to support construction of hotels and other resort-related projects included at new locations.

Parcel and Lot Sales

      We leverage our expertise and experience in master-planning by strategically selling lots and parcels at premium prices within our communities for construction of products we do not wish to build. This enables us to create a more well-rounded community by selling parcels and lots to developers who will construct commercial, industrial and rental properties, which we ordinarily do not develop. We sometimes sell selected lots directly to buyers for the design and construction of large custom homes.

Marketing

      Targeting move-up, retirement and affluent second homebuyers, we have been developing and executing award-winning, multi-media marketing plans for our homes and communities for more than 50 years. We employ an experienced staff of copywriters, creative art directors and graphic designers who are responsible for the design and development of most of our marketing materials and advertising messages, including newspaper and magazine print, direct mail and billboards.

      We believe our proprietary marketing systems and the depth of experience of our marketing group create an increased number of selling opportunities for us and has generally enhanced our marketing presence and brand recognition. Our marketing program reaches prospective purchasers, locally, regionally, nationally and internationally through advertisements placed in demographic specific periodicals and other media. Our Internet website displays a comprehensive review of each of our communities including locations, promotions, amenities, calendars of activities, lifestyle testimonials, product floorplans, elevations and views of most of the homes we build. The advertisements and website include response mechanisms, like a coupon, automatic e-mail or toll-free number, by which a prospective purchaser may request additional information about our housing products. When a prospective purchaser responds to one of our advertisements or at our website, purchaser-specific information is entered into our database creating a personalized customer record, which is used to record every interaction we have with this purchaser.

      As a prospective purchaser’s interest in our products and communities evolves, we individualize our marketing program by tailoring direct mail, regular e-mail and telephone follow-up that will apprise the prospective purchaser of relevant activities, developments and products being offered. Through the process, we are able to collect a wide range of demographic and psychographic data about prospective purchasers, including home product preferences, hobby and recreational interests and the motivation for, and urgency of, the decision to purchase a home, which provides us with valuable information that we utilize to improve our target marketing success rate. Our targeted marketing allows us to develop a relationship with prospective purchasers, tending to predispose them toward visits to our communities during their home shopping or vacation trips to Florida. Some prospective purchasers may receive over 15 direct mail or telephone contacts a year from us. As of December 31, 2001, our database contained records of approximately 176,000 prospective purchasers qualified by age and income that had expressed an interest in purchasing a home in Florida.

      We believe that our relationship and database marketing results in the efficient use of expenditures. The relative success and productivity of each of our marketing programs is measured to determine which programs yield the most qualified leads, prospects and customers per dollar spent. The results of these measurements are the primary determining factors for where future marketing expenditures will be directed. In addition, our database is a source of ongoing customer research, which influences our homebuilding design and the type and price range of the amenities to be integrated within our master-planned communities.

Our Communities

      We have communities under development in eleven Florida counties including Collier County and Lee County on the west coast between Marco Island and Ft. Myers; Hillsborough County near Tampa; Sarasota County and Manatee County on the west coast near Sarasota; Dade County, Broward County, Palm Beach County, Martin County and St. Lucie County on the east coast encompassing much of Miami, Ft. Lauderdale, Boca Raton and West Palm Beach; and Flagler County on the east coast between St. Augustine and Daytona Beach. The following map of Florida highlights the eleven counties where we own or have the right to purchase property.

[FLORIDA MAP]

      The following table sets forth information about our communities, including remaining acres, remaining entitled units and remaining number of tower sites.

Our Communities

As of December 31, 2001

				Approximate	Number of
			Approximate	Remaining	Remaining
	Number of	Approximate	Remaining	Entitled	Tower
Region	Communities	Total Acres	Acres	Units(5)	Sites

Southwest Florida(1)	20	14,500	6,400	10,200	31

Southeast Florida(2)	6	19,900	2,800	5,900	2

Central Florida(3)	5	8,650	3,500	6,900	1

Palm Beach Florida(4)	11	14,950	2,800	5,200	14

Total	42	58,000	15,500	28,200	48

(1)	Southwest Region includes Collier and Lee Counties.

(2)	Southeast Region includes Broward and Miami-Dade Counties.

(3)	Central Region includes Manatee, Hillsborough and Sarasota Counties.

(4)	Palm Beach Region includes Flagler, Palm Beach, Martin and St. Lucie Counties.

(5)	Entitlement is the approval to develop the property for the specific planned use under state and local planning laws. The number of entitled residences shown in the table above represents the maximum number of units expected to be allowed under such approvals. We usually build fewer than the maximum number of entitled units. Units are comprised of single- and multi-family homes as well as mid-rise and high-rise residences.

      Unless otherwise specified, the following descriptions of our communities set forth information as of December 31, 2001. Estimated selling prices of our homes set forth below are subject to change.

Collier County

      Pelican Bay. Pelican Bay exemplifies our vision, talent and experience as a developer of master-planned communities. It was awarded the Urban Land Institute’s Award of Distinction in 1995. Located on approximately 1,856 acres fronting the Gulf of Mexico, Pelican Bay was designed and permitted to preserve a 570-acre mangrove estuary between the community and the beachfront in the early 1970s. Miles of boardwalks were constructed over the mangroves to access the beach by using a construction technique in which no machinery disturbed the mangrove floor. The community homeowner’s association provides tram service over the boardwalks and has educated buyers and residents about the ecological value of the estuary.

      The master plan for Pelican Bay encompasses over 6,000 residences priced from $132,000 to $4.3 million in a mix of single- and multi-family homes and tower residences. Our final tower, the Montenero, was completed and closings began in August, 2001, and offered 133 two- and three-bedroom and penthouse residences ranging from 2,675 to 6,940 square feet priced from $500,000 to $4.0 million. Amenities include a 27-hole private golf club, a 100,000 square foot, 1,500-seat cultural and arts center, 33 acres of parks, a small hotel and two luxury resorts, The Ritz-Carlton Naples and the Registry Resort Hotel.

      Pelican Bay has approximately 800,000 square feet of office and commercial space located at the north and south ends of the community. The south commercial area is anchored by a 240,000 square foot specialty shopping center, which includes Saks Fifth Avenue, Jacobsons, 50 retail boutiques and three restaurants. The south commercial area also includes a Barnes & Noble bookstore, banks and several multi-story office buildings. The north commercial area includes a 140,000 square foot neighborhood center with a grocery, small retail shops and restaurants, a 65,000 square foot office building and the Pelican Bay Financial Center that we built in 1995.

      We have also created a master community association for Pelican Bay, to which all homeowners belong and which manages the boardwalks and associated tram service, beachside restaurants and pavilions, neighborhood parks and tennis facilities. The community also contains public facilities, including a fire station, police station, library and church.

      Bay Colony. Approximately 245 acres, Bay Colony, a luxury gated residential enclave, anchors Pelican Bay’s northwest corner. The residential mix includes single- and multi-family estates, villas and tower residences priced from $711,000 to $10.0 million, most of which we designed and built. We are currently constructing our final tower in Bay Colony, Trieste, which is scheduled for occupancy in 2002. This tower offers 106 three- and four-bedroom and penthouse residences ranging from 3,415 to 7,500 square feet priced from $1.2 million to $7.1 million. Bay Colony includes a private beach club with formal and casual dining, a swimming pool and a tennis club. Bay Colony residents also belong to the Pelican Bay community association and have the opportunity to join the Bay Colony Golf Club and the Pelican Isle Yacht Club.

      Pelican Marsh. Pelican Marsh, excluding The Estates at Bay Colony Golf Club, is located on 1,326 acres immediately northeast of Pelican Bay and includes a residential mix of coach homes, carriage homes, mid-rise residences, detached villas and custom single- and multi-family homes ranging in price from $120,000 to $2.2 million. Amenities include an 18-hole championship golf course designed by Robert von Hagge, which was the home to the 2000 and 2001 Naples Senior Professional Golf Association tournament, with an accompanying 35,384 square foot clubhouse and pro shop, a community center offering fitness classes and lifestyle seminars, a sports complex offering basketball and tennis, a playground and beach access via a water shuttle. Pelican Marsh is home to Cocohatchee Strand, a nature preserve for which we have received several awards for environmental preservation.

      The Estates at Bay Colony Golf Club. Approximately 284 acres, The Estates at Bay Colony Golf Club is a private community located within Pelican Marsh with custom estate homes priced from $2.3 million to over $10 million. The Estates at Bay Colony Golf Club features a limited-membership golf club with an 18-hole championship golf course designed by Robert von Hagge, which was home to the 1997, 1998 and 1999 Naples Senior Professional Golf Association tournament. The golf club features a 21,400 square foot clubhouse with formal and casual dining and a fully-equipped pro shop. Residents are also members of the Bay Colony Community Association and have the opportunity to join the Pelican Isle Yacht Club. The club was turned over to the members in January 2001.

      Tiburón Naples. Tiburón Naples, located on approximately 943 acres adjacent to Pelican Marsh, is being constructed by us to offer estate homes, mid-rise residences, coach homes and villas ranging in price from $425,000 to over $3.8 million. When complete, this community will feature a 36-hole championship resort golf course designed by Greg Norman. The golf course and clubhouse are owned by a joint venture with Host Marriott Corporation and operated by us for a fee. An accompanying 295-room luxury golf resort, which opened in late 2001, is operated by The Ritz-Carlton Hotel Company, L.L.C. The golf course opened in November 1998 with 27 holes of golf, with an additional nine holes scheduled to open in the fourth quarter of 2002. This course was the home of the Franklin Templeton Shootout golf tournament in 2001 and will also be for 2002. The Tiburón Naples golf club features a 46,000 square foot clubhouse with formal and casual dining and a fully equipped pro shop and fitness area.

      The Seasons at Naples Cay. We purchased approximately seven acres of land located in Naples Cay, a gated residential community on the northwestern edge of Naples. We are currently building The Seasons, a 43-unit luxury residential tower on the site. Within walking distance of the beach, The Seasons offers both beachfront and bay views. The tower residences are priced from $1.5 million to $10.9 million. We expect this tower to have its own amenity package that will include a swimming pool, tennis courts and indoor recreation facilities.

      Tarpon Cove. Tarpon Cove, an approximately 97-acre award-winning gated community built exclusively by us, offered condominiums, coach homes and duplexes priced from $125,000 to $310,000. Residents of Tarpon Cove are members of the Tarpon Cove Yacht & Racquet Club. Amenities include a swimming pool, a tennis center with lighted courts and pro shop, beach access via a private water shuttle, a Fitness center and casual dining.

      Cove Towers at Tarpon Cove. Cove Towers, an 18-acre community, offers a total of five towers consisting of 50 to 58 residences each. Aruba, completed in 1999, offered residences ranging from 1,621 square feet to 3,216 square feet, priced from $271,000 to $754,000. Bequia, completed in 2000, offered similar residences priced from the low $300,000’s to the mid $800,000’s. The third tower, Caribe, completed in March 2001, features 56 two-and three-bedroom and penthouse residences ranging from 1,854 to 4,270 square feet priced from $340,000 to over $1.1 million. Montego, scheduled for completion in May 2002 features 58 three- and four-bedroom residences and penthouses ranging from 2,380 to 4,811 square feet priced from $473,000 to $1.9 million. The remaining tower, Nevis, is under construction and features residences ranging from 2,555 to 5,185 square feet priced from $670,000 to $1.7 million. Planned amenities include a pool, Fitness center, spa facility and two poolside guest suites at the Calypso Club. Residents will have access to and membership opportunities at the Tarpon Cove Yacht and Racquet Club.

      Cape Marco. In 2000, we purchased two luxury beachfront high-rise sites totaling approximately 22 acres in Cape Marco on Marco Island. We have started construction of our first tower, Belize, which offers 148 residences ranging from 2,680 to 13,500 square feet priced from $900,000 to over $9.3 million.

      Tarpon Bay. Tarpon Bay is an approximately 91-acre gated community. We are building approximately 350 residences, including duplex, coach and condominiums priced from $143,000 to $309,000. Residents of Tarpon Bay may purchase membership privileges in the Tarpon Cove Yacht & Racquet Club. Planned amenities include a clubhouse, fitness center, canoe rental, tennis and a non-swimming beach.

      Tuscany Reserve. Tuscany Reserve is planned as an approximately 463 acre luxury community where we plan to build multi-family villa and estate homes priced from $1.2 million to $2.7 million. Planned amenities include a championship golf course, a club house, sports club, spa, pool and tennis.

      Marco Shores. We purchased the remaining 237 acres in the existing community of Marco Shores, which is located on southwest Florida’s intracoastal waterway adjacent to Marco Island in February, 2002. We plan to build five high-rise towers, approximately 160 single- and multi-family units, redesign the existing 18-hole championship golf course and build a new clubhouse.

Lee County

      Pelican Landing. Pelican Landing, located on approximately 1,838 acres, offers garden condominiums, coach homes, villas, single- and multi-family and estate homes priced from $91,000 to $1.7 million. Amenities include 36 holes of championship golf spread over two courses designed by Tom Fazio with accompanying clubhouses, a tennis center with six lighted courts and clubhouse, a boardwalk, a canoe park, boat slips, formal and casual dining and a private 34-acre beach park accessed by a private water shuttle. In addition, the community features a 450-room luxury Hyatt resort, and will offer 339 up-scale timeshare residences and amenities including 27 holes of golf designed by Raymond Floyd and a comprehensive recreational complex.

      The Colony at Pelican Landing. The Colony at Pelican Landing is comprised of approximately 799 acres located within Pelican Landing. The community offers a mix of residential homes including custom estate homesites, villas and luxury towers that presently offers residences priced from $320,000 to $4.1 million. Our first tower in The Colony, Sorrento, was completed in June 2001 and offers 72 two- and three-bedroom residences ranging from 1,930 to 2,932 square feet priced from $325,000 to $960,000. Our second tower, Palermo, is scheduled for completion in December 2002 and offers 71 three- and four-bedroom residences and penthouses ranging from 2,910 to 5,945 square feet priced from $685,000 to

$2.7 million. Our third tower, La Scala is under construction and features residences ranging from approximately 3,510 to 7,160 square feet priced from approximately $1.0 million to $4.2 million. Our fourth tower, Treviso, will be released for pre-sale in March 2002. Residents of Sorrento have, and residents of Palermo, La Scala and Treviso will have, access to the recreational facilities of the Pelican Landing Community Association and membership opportunities at The Colony Golf and Bay Club. Amenities at The Colony include a 20,868 square foot Bay Club restaurant, an 18-hole championship golf course designed by Jerry Pate, a 43,088 square foot country club with dining, which is under construction, tennis and fitness facilities and a spa.

      Pelican Sound. Pelican Sound, located on approximately 549 acres, offers 1,299 single- and multifamily residences priced from $118,000 to $515,000. Amenities include 27 holes of championship golf, with an adjoining 18,000 square foot clubhouse, casual dining facility, six lighted tennis courts, a swimming pool and a river club featuring a health and fitness center, boat ramps, restaurant and a private riverboat to transport residents to beach and river destinations.

      Gulf Harbour. Gulf Harbour is an approximately 548-acre gated retirement and second home community located on southwest Florida’s intracoastal waterway in Ft. Myers. Gulf Harbour includes single-family, estate, penthouse, carriage and villa homes ranging in price from $100,000 to $2.5 million. Although selected land parcels within Gulf Harbour have been sold to third party homebuilders, we maintain a significant homebuilding presence in the community and are building and selling homes ranging in price from $193,000 to $2.5 million. Gulf Harbour features an 18-hole championship golf course with a 38,000 square foot clubhouse and pro shop, a 192-protected slip floating deep-water marina capable of accommodating vessels up to 90 feet, an eight-court tennis complex, an 8,000 square foot spa and fitness center and retail tennis shop, a heated community swimming pool and over 7,000 feet of intracoastal waterway frontage. Other on-site amenities include a restaurant and a private island with a beach, both of which are made available to residents through membership packages.

      Sun City Center Ft. Myers. Sun City Center Ft. Myers will be one of the largest age-restricted community of its kind in Southwest Florida. In accordance with Federal law, substantially all of the purchasers in the community must be over 55 years of age, and no one under the age of 18 is permitted to permanently reside there. Modeled after our Sun City Center in Tampa, the community encompasses approximately 1,375 acres in Ft. Myers, of which 92 acres are still under option, and offers a variety of home styles ranging in price from $140,000 to $386,000. Planned amenities include a 27-hole golf course with a 15,000 square foot clubhouse and a comprehensive 40,000 square foot town center recreational complex including indoor and outdoor swimming, tennis, fitness center, library, restaurant and multipurpose rooms.

      Gateway. Gateway, located on approximately 2,458 acres, offers single-family homesites, custom homes and attached and detached villas ranging in price from $100,000 to $495,000. Several single- and multi-family home neighborhoods are being developed by independent developers. We are the exclusive builder in three neighborhoods with price ranges from $150,000 to $367,000. Amenities include an 18-hole championship golf course designed by Tom Fazio offering full equity memberships as well as daily fee play, a 16,000 square foot clubhouse with a 230-seat dining room, pro shop, fitness center, tennis center with eight lighted courts and a pro shop, a 35-acre polo and equestrian center offering boarding stables and a lighted polo and dressage arena. The club was turned over to the members in January 2002. A 15-acre park provides residents with a place to swim, fish, picnic and play sports, and 15 miles of riding and fitness trails wind through the community. Commercial properties include a 15-acre office park for general business and professional use and sites offering up to ten acres zoned for other commercial uses.

      Wildcat Run. Wildcat Run is an approximately 584-acre gated community featuring single- and multi-family homes and custom homes priced from $155,000 to $765,000. Amenities include an 18-hole championship golf course designed by Arnold Palmer with an accompanying 26,000 square foot clubhouse and pro shop, a tennis center with five courts, a pro shop and a swimming pool.

      Burnt Store Marina. Burnt Store Marina is an approximately 777-acre master-planned retirement and second home community designed to attract middle-and upper middle-income buyers. We offer homes ranging in price from $170,000 to $800,000. We have built two towers, each offering 60 residences ranging from 890 square feet to 2,436 square feet and priced from $100,000 to over $400,000. A third tower, Vista Del Sol, is currently under construction. An additional four towers are planned. Burnt Store Marina features a deep-water marina, providing direct access to the Gulf of Mexico and containing 425 wet slips with capacity for vessels of up to 70 feet and 188 dry slips. The marina also features a heated pool, yacht care services and shower and laundry facilities. A yacht club located just east of the marina offers regattas, club races, special events and cruises. The athletic club and fitness facility includes a heated pool, lighted tennis courts and an aerobics studio. Burnt Store Marina also contains a 27-hole executive golf course and a pro shop. A restaurant overlooking the marina contains a banquet room for meetings of up to 300 people. The marina operations and the restaurant were sold in December 2000.

Broward County

      Heron Bay. Situated on approximately 1,490 acres, Heron Bay is a gated golf community located in the cities of Coral Springs and Parkland. Heron Bay features eleven neighborhoods offering single- and multi-family and estate residences priced from $125,000 to $1.2 million, several of which are being developed by independent builders. We are the exclusive builder in nine neighborhoods offering single- and multi-family homes ranging from $180,000 to over $1 million. Amenities at Heron Bay include a daily fee championship golf course and an 18,500 square foot clubhouse owned and operated by the Tournament Player’s Club. In addition, the community includes a 10,000 square foot Heron Bay Commons clubhouse which features a fitness center, indoor racquetball courts and meeting facilities. The clubhouse is part of a complex, which includes tennis courts, basketball and volleyball courts and a children’s playground. Heron Bay is also home to the new 224-room Radisson Plaza Hotel, which includes a restaurant, outdoor dining terrace, health club, outdoor swimming pool and retail shops. With the acquisition of the Beaty property beginning in 2001, the Heron Bay community will grow by approximately 280 acres. The property is presently located within unincorporated Broward County. Prior to development, we will seek an annexation agreement with the City of Parkland and will address zoning to permit a mix of high-end townhouse and single-family homes. An additional recreation complex that is expected to be more fitness oriented with exercise equipment and weight center, aerobics room, treatment rooms, a lap pool and outdoor game courts is being planned for Heron Bay.

      Parkland. We own approximately 2,255 acres in the city of Parkland, which is located just south of Boca Raton. Parkland Isles, our first community in Parkland, a 294-acre community within Parkland, was developed and built exclusively by us. Divided into four distinct neighborhoods separated by waterways, Parkland Isles offered homesites with more than 15 floorplans and dozens of elevations ranging in price from $144,000 to $475,000. Amenities available to Parkland Isles residents include The Club, a complex that includes a swimming pool, whirlpool spa, children’s play area, tennis and basketball courts, a putting practice green and a three-building clubhouse featuring a teen center, fitness club and a business center with catering kitchen. Our remaining land holdings within the city of Parkland are planned for development as a high-end golf course community. Parkland Golf & Country Club, our next community in Parkland, will be a private community with planned features that may include an 18-hole golf course with a private 20,000 square foot golf club and a separate 40,000 square foot country club. Other amenities may include a fitness room, pool and spa, tennis courts, with a stadium court and a large dining area. We will offer a variety of product from multi-family to one-acre lots with upper-end custom homes with prices ranging from $300,000 to over $2.0 million.

      Coral Springs. Planned and developed in the early 1960s by us, Coral Springs has evolved into the eleventh largest city in Florida with approximately 116,000 residents. The city offers a planned mix of rental and condominium apartments, townhomes, courtyard and estate homes. In 2000, we substantially completed the sale of our remaining residential properties in Coral Springs. We offered a variety of home designs in several neighborhoods throughout Coral Springs. Coral Springs is conveniently located near major attractions like a regional shopping mall, a performing arts center and an aquatic complex and fitness center. Coral Springs features some of the highest rated schools in the state, which makes the area especially attractive to families.

Manatee County

      Waterlefe. Waterlefe is an approximately 602-acre community bordering the Manatee River, which is minutes away from the cities of Sarasota and Bradenton. Waterlefe currently features single-family homes, villas and condominiums priced from $190,000 to $633,000. Existing and planned amenities include an 18-hole golf course and fitness center, a 6,162 square foot clubhouse with dining facilities and a 73-slip marina and 12,102 square foot River Club.

Hillsborough County

      Sun City Center. Sun City Center, a master-planned age-restricted retirement community, is situated on approximately 4,875 acres located on the west coast of Florida between the cities of Tampa and Sarasota. Housing is tailored for middle-income retirees with housing prices ranging from $100,000 to $428,000. In accordance with Federal law, substantially all of the purchasers must be over 55 years of age, and no one under the age of 18 is permitted to permanently reside in a residence. Amenities include 144 holes of golf over seven courses, 17 tennis courts, five heated swimming pools, two of which are Olympic-sized, three health and fitness clubs, lawn bowling greens, shuffleboard courts, volleyball courts, two restaurants and more than 150,000 square feet of indoor recreational facilities. The 13,000 square foot golf and racquet club features four dining rooms with a combined seating capacity of 200. We also own a corporate office building that houses the Sun City Center local staff and a 100-room Sun City Center hotel. We recently completed a 27,000 square foot recreation facility expansion and have plans for an additional 18 holes of golf.

      Walden Lake. Walden Lake is an approximately 2,088-acre gated community located approximately 30 miles east of Tampa. Walden Lake’s primary target customers are middle- and upper-income families who live and work in the surrounding cities of Tampa, Plant City, Lakeland and, to a lesser extent, Orlando. Walden Lake also actively sells its homes to retirees. Housing prices range from $125,000 to $1.3 million. Amenities include two 18-hole championship golf courses, a 26,000 square foot clubhouse, a swimming pool, six lighted tennis courts, a fitness center, a 62-acre lake for boating and freshwater fishing, six miles of biking and fitness trails, equestrian facilities and a polo field, on-site elementary school and two daycare facilities.

Sarasota County

      The Tower Residences at The Ritz-Carlton, Sarasota. In July 2000, we purchased a two-acre parcel of land adjacent to the new Ritz-Carlton in downtown Sarasota. We are currently constructing an 80-unit luxury residential tower. We have entered into an agreement with The Ritz-Carlton Hotel Company, L.L.C. to act as the exclusive manager for this tower. Residences range from 2,799 to 5,275 square feet and are priced from $850,000 to over $4.5 million.

      Venetian Golf & River Club. We purchased approximately 1,087 acres adjacent to the Myakka River in Venice, and began development immediately thereafter. We plan to offer a total of approximately 1,600 residences in a gated community with a product mix featuring carriage homes, patio homes, executive and estate homes priced from $150,000 to $416,000. Planned amenities may include a river club with a dining facility, an 18-hole golf course with clubhouse, a fitness center, outdoor pool and walking trails.

Dade County

      Keys Gate. Approximately 1,150 acres, Keys Gate is a community located south of Miami. The community features single- and multi-family homes ranging in price from $72,000 to $360,000. Keys Gate is targeted at middle-income customers who primarily live and work in the Miami area. Amenities include eight lighted tennis courts, a health and fitness center, an entertainment amphitheater, racquetball courts, an 11,600 square foot recreation center featuring hobby and game rooms and a library and an 18-hole golf course with an adjoining full-service 24,000 square foot clubhouse featuring restaurants, a banquet hall and a pro shop. In June 1998, we sold the majority of our holdings within the community to another developer. We currently own approximately 130 lots within the community and an 11-acre commercial parcel.

      Deering Bay. Deering Bay, an approximately 222-acre gated community overlooking Biscayne Bay, offers tower residences, villas and homesites. We are developing three towers for this community, each offering 43 to 48 residences, priced from $395,000 to over $2.5 million. We have completed two of the towers, Verona and Siena, and the third tower, Milano, is currently under construction. Residences range from 2,815 to 6,000 square feet and are priced from $775,000 to over $2.5 million. Amenities include an 18-hole championship golf course designed by Arnold Palmer, a 30,000 square foot clubhouse with three restaurants, two marinas with 93 slips able to accommodate yachts of up to 110 feet, seven lighted tennis courts, a fully-equipped health club and a swimming pool. A third marina with an additional 27 slips was completed in the third quarter of 2001.

      Williams Island. In January 2001, we acquired a 4-acre high-rise site within the gated community of Williams Island, located in Aventura, Florida just north of Miami. The tower, Bella Mare, will offer 215 residences ranging from 1,500 to 6,880 square feet and priced from $500,000 to $3.6 million.

Palm Beach County

      Harbour Isles. Located on approximately 112 acres, Harbour Isles is a 105-lot waterfront community in North Palm Beach featuring custom homes ranging in price from $1.9 million to $3.0 million, plus homesites, ranging from $1 million to $1.3 million. We offer six home designs that allow the purchaser to customize, within established design guidelines, floorplans and elevations to a homeowner’s specific needs.

      Jupiter Yacht Club. Jupiter Yacht Club is an approximately 40-acre waterfront community located in Jupiter, Florida along the intracoastal waterway. We plan to develop five mid-size towers, that will offer residences ranging from 1,800 to 4,120 square feet and priced from $400,000 to $1.4 million. The first of the five towers, The Pointe will be completed in the first half of 2002. The second tower, Mariner, is currently under construction. Just a short distance from the Atlantic Ocean, the community features an 89-slip deep-water marina, which accommodates yachts up to 65 feet in length, and includes commercially-zoned land capable of accommodating 66,000 square feet of retail and office space, as well as a 100-room hotel.

      One Watermark Place. We purchased approximately three acres of land located in West Palm Beach in April 2001. The tower is currently under construction and is located directly on the intracoastal waterway providing views of the Atlantic Ocean. Tower residences range from 4,035 to 9,061 square feet and are priced from $1.3 million to $8.5 million. Planned amenities include a swimming pool, marina and indoor recreation facility. Construction of the tower began in July 2001.

      Evergrene. Evergrene is planned as an approximately 364-acre community nestled within a vast array of wooded uplands and vegetation in Palm Beach Gardens, Florida. We plan to build approximately 1,000 single-and multi-family residences ranging from 1,144 to 3,671 square feet and priced from $148,000 to $600,000. Proposed amenities are expected to include a 38-acre lake, with a 14,000 square foot clubhouse, pools, playground, and three miles of walking trail through preserved areas. We began development in January 2002.

      Palm Beach Resort Community. Palm Beach Resort is planned as an approximately 1,183-acre resort and residential community located near Jupiter, Florida. We expect to build approximately 800 single- and multi-family homes ranging from 1,632 to over 5,000 square feet with estimated sales prices of $587,000 to over $2.4 million. A 36-hole golf course, a clubhouse, and a corporate center are planned within the community. On the north portion of this parcel we plan to develop a 300-room resort hotel, 90 timeshare residences and golf condominiums. We expect to begin developing the project during the fourth quarter of 2002.

      Old Palm Golf Club. Old Palm Golf Club is planned as an approximately 652-acre community development in Palm Beach Gardens, Florida. We expect to offer 309 single-family estate homes, villas and golf cottages priced from $1.2 million to over $4.0 million. Planned amenities include a 18-hole golf course, a state-of-the-art three-hole practice facility and an approximately 34,000 square foot clubhouse. We expect to commence development of this community in the second quarter of 2002.

      Jupiter Waterfront. Jupiter Waterfront is an eight-acre parcel located on the intracoastal waterway near Jupiter, Florida. The current development plan provides 8 single-family estate homes with approximately 6,000 square feet of living area priced over $3.9 million each. Development of this neighborhood is expected to start during the first quarter of 2003.

      Juno Beach Waterfront. Juno Beach Waterfront is an approximately 64-acre parcel planned for a marina and residential community. This community is expected to include approximately 250 mid-rise tower residences with approximately 2,600 square feet of living space priced at $350,000 to $700,000. The community is also planned to include a hotel, conference center, boat slips and a ship store. We expect to commence development of this community during the fourth quarter of 2003.

St. Lucie County

      St. James Country Club. We purchased a single-family neighborhood of 50 homesites within St. James Country Club, a 449-acre golf course community located in central St. Lucie County. Home designs offer from 1,475 to over 2,277 square feet with prices ranging from $122,000 to $239,000. Amenities within St. James include an 18-hole daily fee golf course and a planned seven-acre recreational complex that will include a 2,500 square foot clubhouse, two lighted tennis courts and a community pool. We plan to sell all of our remaining homesites within the St. James Country Club to another builder.

Flagler County

      Hammock Dunes. We currently have under contract approximately 39 oceanfront acres within the Hammock Dunes development in Palm Coast, Florida, located between St. Augustine and Daytona Beach. We plan to build eight luxury high-rise towers containing approximately 300 residences. Our first tower, Portofino, is currently under construction and features residences ranging from 2,090 to 4,780 square feet and priced from $555,000 to $1.7 million.

Other Investments

      Pelican Isle Yacht Club Limited Partnership. We have invested in two partnerships with investments in Pelican Isle, a community being developed in North Naples, Florida, which includes 137 residences and the Pelican Isle Yacht Club. Pelican Isle is being developed by the Eco Group, a Tampa-based developer of residential communities. We have a 49% interest in a partnership that owns and operates the Pelican Isle Yacht Club. The second partnership that developed and sold luxury high-rise residences sold out all of these units and was dissolved. Residents of Bay Colony, Pelican Landing, Pelican Marsh and Wildcat Run are all eligible for membership in the Pelican Isle Yacht Club.

      Walden Woods Business Center Ltd. We are 50% partners with TECO Properties Corporation in Walden Woods Business Center Ltd., a limited partnership, which was formed to develop a 550-acre mixed-use industrial park in Plant City, Florida. We also provide marketing, accounting and other services to the partnership.

      Tiburón Golf Ventures Limited Partnership. Tiburón Golf Ventures Limited Partnership was formed with an affiliate of Host Marriott Corporation in 1998 to complete construction of, and then operate a 36-hole, Greg Norman-designed golf course in its Tiburón Naples community. The primary market for this high-end daily fee course is the guests of the adjacent The Ritz-Carlton Golf Lodge, guests of the existing The Ritz-Carlton Beach Hotel and the future residents of the surrounding Tiburón Naples community. In addition, the partnership has sold 181 of 350 non-equity golf memberships, which are currently being sold for $130,000 each. The first 27 holes of the course opened for play in November 1998 and the clubhouse opened in December 2000. The partnership acquired adjacent land in 2000 to construct an additional nine holes of golf expected to be completed in 2002 and for future residential property development. We hold a 51% interest in the venture and collect management fees for operating the golf course. To date, all acquisition and development costs have been funded by the partners in proportion to their partnership interests.

      Norman Estates at Tiburón Limited Partnership. Norman Estates at Tiburón Limited Partnership was formed in 1998 for the purpose of constructing and developing a Norman Estates community which consists of 27 villas priced from $1.2 million to $1.4 million. As of December 31, 2001, we had closed on 13 residences at an average sales price of $1.4 million and there were 14 residences in backlog for $19.1 million. We hold a 49.5% limited partnership interest in the venture as well as have 50% ownership in the general partner which holds 1% of the venture. We also collect developer and construction fees for operating the project. The venture had a $2.5 million credit facility with a bank (none of which was outstanding as of December 31, 2001) to fund development and construction costs, which is non-recourse to the partners.

      Pelican Landing Golf Resort Ventures Limited Partnership. Pelican Landing Golf Resort Ventures Limited Partnership was formed with Hyatt Equities, LLC in 1998 to develop and operate a 27-hole golf course adjacent to the resort hotel being constructed by Hyatt in Pelican Landing. The 18-hole course and clubhouse began operations in 2001 and the additional 9 holes are scheduled for construction in 2002. To date, all acquisition and development costs have been funded by the partners in proportion to their partnership interests. We retain a 51% interest in the venture and will also earn development fees for directing course construction as well as management fees for operating the facility. Although subject to change, it is anticipated that Hyatt will retain operation of the food and beverage portion of the venture.

      Pelican Landing Timeshare Ventures Limited Partnership. We own a 51% limited partnership interest in Pelican Landing Timeshare Ventures Limited Partnership, which was formed with HTS-Coconut Point, Inc., an affiliate of the Hyatt Hotels Corporation during 1998 to develop up to 339 upscale timeshare residences on 32 acres within the resort golf course being constructed by Pelican Landing Golf Resort Ventures Limited Partnership. In addition, we will earn development fees for managing the construction of the project. HTS-Coconut Point is the general partner and will also earn fees for sales, marketing, purchasing and property management. This project is currently in the planning stages.

      Bighorn. We have a Class B limited partnership interest in Bighorn Development, L.P., which owns two-thirds of Bighorn Development L.L.C., the owner and developer of Bighorn, an exclusive community located in the heart of Palm Desert, California. Bighorn features an 18-hole championship golf course and a 40,000 square foot clubhouse. Bighorn Development L.L.C. acquired the operating assets of Bighorn Development L.P. and developed a neighboring property with an 18-hole golf course.

Property

      We own and use a 26,670 square foot office building in Sun City Center, Florida which is subject to a lien under our senior secured credit facility. We lease 97,180 square feet of office space in Bonita Springs, which serves as our corporate headquarters, and approximately 241,000 square feet of office space in other locations throughout Florida, which serve our divisional homebuilding operations and as branch office space for our related real estate services businesses.

Employees

      At December 31, 2001, we had approximately 2,800 employees. We have no unionized employees and believe that our relationship with our employees is good.

Community Development Districts

      In connection with the development of certain of our communities, community development or improvement districts may utilize bond financing to fund construction or acquisition of certain on-site and off-site infrastructure improvements, near or at these communities. The obligation to pay principal and interest on the bonds issued by the districts is assigned to each parcel within the district. If the owner of the parcel does not pay this obligation, a lien will be placed on the property to secure the unpaid obligation. The bonds, including interest and redemption premiums, if any, and the associated lien on the property are typically payable, secured and satisfied by revenues, fees, or assessments levied on the property benefited. The amount of bond obligations issued by districts with respect to our communities totaled $204.2 million at December 31, 2001.

      The districts raise the money to make the principal and interest payments on the bonds by imposing assessments and user fees on the properties benefited by the improvements from the bond offerings. We pay a portion of the revenues, fees, and assessments levied by the districts on the properties we own in our communities that are benefited by the improvements. In addition, we guarantee district shortfalls under some of the bond debt service agreements that we are a party to when the revenues, fees, and assessments which are designed to cover principal and interest and other operating costs of the bonds, are not paid. We can make no assurances that debt service shortfalls guaranteed by us will not occur.

      We record a liability for the estimated assessments and user fees levied by the districts on the properties that we own that are fixed and determinable. We reduce this liability by the corresponding assessment assumed by property purchasers at the time of closing and transfer of the property and by cash held by the districts available to offset the particular bond obligation. We have accrued $36.3 million as of December 31, 2001 as the estimated amount of the assessments and user fees that we may be required to pay. The amount we may have to pay in may be more or less than the amount we have accrued.

Seasonality

      We have historically experienced, and in the future expect to continue to experience, variability in revenue, profit and cash flow. Factors expected to contribute to this variability include:

•	the timing of the introduction and start of construction of new towers;

•	the timing of tower residence sales;

•	the timing of closings of homes, lots and parcels;

•	our ability to continue to acquire land and options on that land on acceptable terms;

•	the timing of receipt of regulatory approvals for development and construction;

•	the condition of the real estate market and general economic conditions in Florida;

•	the prevailing interest rates and the availability of financing, both for us and for the purchasers of our homes; and

•	the cost and availability of materials and labor.

Our historical financial performance is not necessarily a meaningful indicator of future results and, in particular, we expect financial results to vary from project to project and from quarter to quarter. Our revenue may therefore fluctuate significantly on a quarterly basis, and we believe that quarter-to-quarter comparisons of our results should not be relied upon as an indication of future performance.

Competition

      The homebuilding industry and real estate development is highly competitive. In each of our business components, we compete against numerous developers and others in the real estate business in and near the areas where our communities are located. Some of our principal competitors include Toll Brothers, Inc., Lennar Corporation, Pulte Corporation, Centex Corporation and Bonita Bay Properties. We, therefore, may be competing for investment opportunities, financing, available land, raw materials and skilled labor with entities that possess greater financial, marketing and other resources. Competition generally may increase the bargaining power of property owners seeking to sell, and industry competition may be increased by future consolidation in the real estate development industry.

Regulatory and Environmental Matters

      We are subject to various laws and regulations relating to the operation of our properties, which are administered by numerous Federal, state and local governmental agencies. In particular, development of property in Florida is subject to comprehensive Federal and Florida environmental legislation, including wildlife, endangered species and wetlands regulation, as well as other state administrative regulations. This regulatory framework, in general, encompasses areas like water quantity and quality, air quality, traffic considerations, availability of municipal services, use of natural resources, impact of growth, energy conservation and utility services, conformity with local and regional plans, and public building approvals, together with a number of other safety and health regulations. Additionally, each municipality has its own planning and zoning requirements. Permits and approvals mandated by regulation for development of any magnitude are often numerous, significantly time-consuming and onerous to obtain, and not guaranteed. The permit processes are administered by numerous Federal, state, regional and local boards and agencies with independent jurisdictions. Permits, when received, are subject to appeal or collateral attack and are of limited duration. Such permits, once expired, may or may not be renewed and development for which the permit is required may not be completed if such renewal is not granted. These requirements have a direct bearing on our ability to further develop communities in Florida. Although we believe that our operations are in full compliance in all material respects with applicable Federal, state and local requirements, our growth and development opportunities in Florida may be limited and more costly as a result of legislative, regulatory or municipal requirements.

      Our operating costs may also be affected by the obligation to pay for the cost of complying with existing environmental laws, ordinances and regulations, which require a current or previous owner or operator of real property to bear the costs of removal or remediation of hazardous or toxic substances on, under or in property. These laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of hazardous or toxic substances. In addition, the presence of hazardous or toxic substances, or the failure to remediate property properly, may adversely affect the owner’s ability to borrow by using the real property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of any substance at the disposal or treatment facility, whether or not the facility is or ever was owned or operated by the person. Environmental laws and common law principles could be used to impose liability for releases of hazardous materials, including asbestos-containing materials, into the environment, and third parties may seek recovery from owners as operators of real properties for personal injury associated with exposure to released materials containing asbestos or other hazardous materials.

      Environmental site assessments conducted at our properties have not revealed any environmental liability or compliance concerns that we believe would have a material adverse effect on our business, assets, results of operations or liquidity, nor are we aware of any material environmental liability or concerns. Although we conduct environmental site assessments with respect to our own properties, there can be no assurance that the environmental assessments that we have undertaken have revealed all potential environmental liabilities, or that an environmental condition does not otherwise exist as to any one or more of our properties that could have a material adverse effect on our business, results of operations and financial condition.

Legal Proceedings

      We have been named as defendants in various claims, complaints and other legal actions arising in the normal course of business. We believe the outcome of these matters will not have a material adverse effect on our financial condition, results of operation or our cash flows.

DEMOGRAPHIC TRENDS

      The information contained in this section is based on numerous assumptions, including assumptions regarding the continued population growth rate in Florida and the continued economic health of Florida. These assumptions are subject to many factors, which are subject to change and are outside of our control. Results may differ substantially from those anticipated, and in the event results differ materially from those anticipated, our business and results of operations could be materially and adversely affected. Sources of this information are detailed below.

      We believe that long-term demographic trends will drive and support our continued growth. These trends include the aging of the “baby boom” generation, the increase in the number of affluent households, and the strength of Florida’s population, employment and income growth.

Aging Baby-Boomers

      Our strategy of developing and managing highly-amenitized master-planned communities caters directly to a large proportion of the approximately 2.2 million people expected to migrate to Florida over the next ten years.1 We expect this group to include many members of the “baby boom” generation (those born between 1946 and 1964), the first of whom turned 55 years old in 2001. Approximately 41 million Americans are expected to reach the age of 50 in the United States from 2000 to 2010.2 By the year 2010, the population of the state of Florida is projected to include approximately 7.2 million people over the age of 50, representing approximately 40% of the state’s population.3 We view the large numbers of the “baby boom” generation entering retirement age as an expansion of our target market. We actively market to these potential customers whom we believe will continue to seek our highly-amenitized master-planned communities as ideal locations for a primary, second or retirement home.

Americans Turning 504

[BAR CHART]

Source:	Department of Health and Human
Services, National Center for Health
Statistics, 1996
Percentage of Florida and United States
Population Over 50 (Estimated/ Projected)
[BAR CHART]

Source:	United States Census Bureau (for
United States numbers), 2000;
University of Florida, Bureau of
Economic and Business Research
(Florida Statistical Abstract 2000)

[1]	Data Resource Inc., 2001

[2]	Department of Health and Human Services, National Center for Health Statistics,

1996

[3]	United States Census Bureau (for United States numbers), 2000; University of Florida, Bureau of Economic and Business Research (Florida

Statistical Abstract 2000)

[4]	Actual birth rates in years 1945, 1950, 1955 and 1960, as reported by the National Center for Health Statistics, 1996, were used as the basis for determining the number of Americans turning 50 for the years 1995, 2000, 2005 and 2010, respectively. The chart does not reflect deaths or migration in or out of the United States.

      Our primary target market is older Americans. Older Americans tend to have a significantly higher homeownership rate than younger Americans, which benefits our business. For 2000, approximately 80% of individuals heading households who are aged 55 or older owned homes, while approximately 60% of individuals heading households who are under age 55 owned homes, according to the Joint Center for Housing Studies of Harvard University 2001.

Increasing Affluence Within the United States

      A large portion of our target market is comprised of individuals with high household income or net worth who desire a home with highly-amenitized, upscale lifestyle offerings. This market encompasses retirees, secondary home purchasers and primary move-up buyers. Affluent households (defined as households earning more than $100,000 per year or having net worth over $500,000) grew to more than 19 million in 2000 from approximately 11 million in 1995, representing a compound annual growth rate of approximately 12%. The total number of affluent households is expected to rise to more than 33 million by the year 2005, representing a compound annual growth rate of approximately 12% from now to 2005. Additionally, the number of households with $5 million or more in net worth is expected to increase by approximately one million households during this period, representing a compound annual growth rate of more than 20% from between 2000 and 2005.

Number of Affluent United States

Households (Estimated/Projected)
(Affluent means income of over $100,000
and/or net worth of over $500,000, not
including primary residence)

[CHART]

Source: Spectrem Group, 2001

Number of Pentamillionaires

(Estimated/Projected)
(Pentamillionaire means net worth
of over $5 million)

[CHART]

 Source: Spectrem Group, 2001

      The coming transfer of wealth to the “baby boom” generation from the generations preceding it is also a key driver for growth in our markets. The annual amount of money to be passed on to the “baby boom” generation is expected to peak at approximately $340 billion around the year 2015, underscoring the “wealth effect” that the country is projected to experience during this period.

Estimated Generational Wealth Transfer (Estimated/ Projected)

[CHART]

Source: Cornell University Department of Consumer Economics and Housing, 1994

Florida Overview

      Florida is the nation’s fourth most populated state and is one of the most popular destinations for retirees, leisure, homebuyers, businesses and working-age people. With its natural amenities, tropical climate, approximately 1,200 mile coastline, variety of year-round recreational activities, range of housing styles and prices, transportation network, diverse and expanding economy with a variety of major employment centers and no state income tax, Florida offers a high quality of life and a low cost of living. Demand for housing in Florida is strong, reflecting the state’s population growth, strong job growth, favorable overall economic environment and strong demographics.

  Population Trends

      Population growth in the Florida marketplace is driven primarily by domestic and international family migration, vacation home purchasers and retirees and a vibrant tourist industry. The strength of these drivers in Florida has led to strong long-term demographic trends, from which we believe we are well positioned to benefit.

      As the following chart illustrates, Florida has been outpacing the average population growth rate of the rest of the country. This disparity in growth rates is expected to continue with Florida’s population expected to increase 13.4% between 2000 and 2010, according to University of Florida’s Bureau of Economic and Business Research 2001, compared to the United States Census Bureau’s 2000 projection of 6.6% for the United States as a whole.

Comparative Ten Year United States and

Florida Population Growth Rates

[GRAPH]

Source:	United States Census Bureau (for United States numbers), 2000; University of Florida, Bureau of Economic and Business Research (2000 Florida Statistical Abstract)

Top Ten States by Net Migration, 1990–1999

[GRAPH]

Source:	The Public Policy Institute of New York State, Inc., 2001

  Macroeconomic Conditions

      Florida’s economic health and growth rate are important to our success. According to the Bureau of Economic Analysis of the US Department of Commerce, from 1989 to 1999, Florida’s gross state product grew at a compound annual rate of approximately 6.1%, while the national gross domestic product grew at a compound annual rate of 5.6% over the same period.1

[1]	Bureau of Economic Analysis, US Department of Commerce, 2000

      The following chart illustrates the job growth by number of new jobs in the ten states with the highest job growth for the period from January 1991 to December 2001E.

      Top Ten States by Ten Year Job Growth — January 1991-December 2001E

[BAR GRAPH]

Source: Bureau of Labor Statistics, United States Department of Labor, 2001

      In the year 2001, 114,300 new jobs were added in Florida, the most of any state in the nation.2

     Housing Activity

      Total housing starts in Florida grew from approximately 134,000 in 1990 to approximately 158,000 in 2001. According to Data Resource Inc., Florida is also expected to continue to have a strong and stable housing market.

Florida Total Housing Starts

[GRAPH]

Source: Data Resource Inc., September 2001

[2]	Bureau of Labor Statistics, United States Department of Labor, 2002

      Florida’s housing market, measured by permits, has historically been less volatile than other states with comparably sized housing markets.

      Florida and Selected States Single-Family Building Permits 1985 — 2001

[GRAPH]

Source: Real Estate Center at Texas A&M University, 2001

MANAGEMENT

Executive Officers and Directors

      The directors and executive officers of WCI Communities and their respective ages and positions are as follows:

Name	Age	Position

Alfred Hoffman, Jr.	68	Chief Executive Officer and Director

Don E. Ackerman	68	Chairman of the Board of Directors and Executive Vice President

Jerry L. Starkey	42	President, Chief Operating Officer and Director

James P. Dietz	37	Senior Vice President and Chief Financial Officer

Steven C. Adelman	50	Senior Vice President and Treasurer

R. Michael Curtin	54	Senior Vice President, Marketing

Milton G. Flinn	47	Senior Vice President, Real Estate Services Division

David L. Fry	42	Senior Vice President, Amenities Division

Michael R. Greenberg	47	Senior Vice President, Homebuilding Division

Vivien N. Hastings	50	Senior Vice President and General Counsel

George R. Page	58	Senior Vice President, Tower Division

F. Philip Handy	57	Director

Lawrence L. Landry	58	Director

Thomas F. McWilliams	59	Director

Joshua J. Mintz	46	Director

Jay Sugarman	39	Director

Stewart Turley	67	Director

      Alfred Hoffman, Jr. is the Chief Executive Officer and a Director of WCI and has served in these positions since June 1999. From July 1995 until the merger of WCI Communities Limited Partnership and Florida Design Communities in June 1999, Mr. Hoffman served as Chief Executive Officer of WCI Communities Limited Partnership, and from July 1998 until June 1999, he also served as a Director of WCI Communities Limited Partnership. From 1985 until June 1999, Mr. Hoffman also served as Chief Executive Officer and Chairman of the Board of Directors of Florida Design Communities. He also served as President of Florida Design Communities from 1985 to 1989 and 1993 to 1994. Mr. Hoffman is Chief Executive Officer and Chairman of the Board of Directors of First Fidelity Title, Inc., Financial Resources Group, Inc., Florida Lifestyle Management Company, Courtyards at Sun City Center, Inc. and Sun City Center Office Plaza, Inc. He also is Chief Executive Officer and a Director of Sun City Center Land Company and is a Director of Aston Care Systems, Inc. Prior to establishing Florida Design Communities, Mr. Hoffman founded Tekton Corporation, a homebuilder which he sold to Union Camp Corporation in 1970, and from 1970 to 1975, he served as head of Union Camp Corporation’s real estate homebuilding subsidiary. From 1975 to 1985, Mr. Hoffman was a private developer in the Tampa Bay area.

      Don E. Ackerman is the Chairman of the Board of Directors and Executive Vice President of WCI and has served in these positions since June 1999. From July 1995 until June 1999, Mr. Ackerman served as Chairman of the Board of Directors and Executive Vice President of WCI Communities Limited Partnership. From 1985 until June 1999, Mr. Ackerman also served as a Director of Florida Design Communities. He is also a Director of First Fidelity Title, Inc., Financial Resources Group, Inc., Florida Lifestyle Management Company, Courtyards at Sun City Center, Inc., Sun City Center Office Plaza, Inc., Sun City Center Land Company and Aston Care Systems, Inc. From 1967 until 1991, Mr. Ackerman was a partner at J.H. Whitney & Co., a venture capital firm. Mr. Ackerman is President of Chandelle Ventures, Inc., his private investment company, and serves as Chairman of the Board of Walden University, Inc. Mr. Ackerman is a Director of Schlumberger Limited.

      Jerry L. Starkey is the President and Chief Operating Officer and a Director of WCI and has served in these positions since June 1999. From 1998 until June 1999, Mr. Starkey was the President and Chief Operating Officer of WCI Communities Limited Partnership. From 1994 until June 1999, he also served as President and Secretary of Florida Design Communities. Since joining Florida Design Communities in 1988, Mr. Starkey has also held the office of Chief Operating Officer. Mr. Starkey is President of First Fidelity Title, Inc., Financial Resources Group, Inc., Courtyards at Sun City Center, Inc., Sun City Center Land Company and Sun City Center Office Plaza, Inc. Prior to joining the predecessor to Florida Design Communities, Mr. Starkey was Executive Vice President of George Thomas Homes, a production homebuilder with operations in Texas and Florida. Mr. Starkey is a member of the State Bar of Texas. In addition, Mr. Starkey was President and Secretary of Aston Care Systems, Inc. from 1996 to 1998.

      James P. Dietz is a Senior Vice President and the Chief Financial Officer of WCI and has served in these positions since June 1999. From October 1996 until June 1999, Mr. Dietz was the Chief Financial Officer and Treasurer of Florida Design Communities. Since joining Florida Design Communities in 1995, Mr. Dietz has also held the position of Corporate Controller. In addition, from 1996 until 1998, Mr. Dietz served as Chief Financial Officer of Aston Care Systems, Inc. Prior to joining Florida Design Communities, Mr. Dietz was Manager of Business Development at GTE Leasing Corporation, an affiliate of GTE. From 1986 until 1993, Mr. Dietz held various professional positions, including audit manager, at Arthur Andersen & Co.

      Steven C. Adelman is the Senior Vice President and Treasurer of WCI and has served in these positions since June 1999. From 1996 until June 1999, Mr. Adelman served as Senior Vice President and Treasurer of WCI Communities Limited Partnership. Prior to joining WCI Communities Limited Partnership, Mr. Adelman was Vice President of Finance and Accounting at Inco Homes Corporation. From 1981 until 1993, Mr. Adelman held various management positions, including partner, at Kenneth Leventhal and Company, a public accounting firm specializing in the real estate industry.

      R. Michael Curtin is the Senior Vice President, Marketing and Sales of WCI and has served in this position since June 1999. From 1997 until June 1999, Mr. Curtin was the Senior Vice President, Marketing and Sales of Florida Design Communities. Since joining Florida Design Communities in 1995, Mr. Curtin has also held the office of Vice President, Marketing. Prior to joining Florida Design Communities, Mr. Curtin was employed by The Hunt Group as the Marketing and Sales Director for Rosedale Golf and Country Club.

      Milton G. Flinn is the Senior Vice President, Real Estate Services Division of WCI and has served in this position since June 1999. From 1993 until June 1999, Mr. Flinn was Chief Administrative Officer of Florida Design Communities. Since joining Florida Design Communities in 1983, Mr. Flinn has also held the office of Vice President of Human Resources. Prior to joining Florida Design Communities, Mr. Flinn was Personnel Administrator of Tropicana Products.

      David L. Fry is the Senior Vice President, Amenities Division of WCI and has served in this position since June 1999. From 1995 until June 1999, Mr. Fry was Vice President, Amenities of WCI Communities Limited Partnership. From 1989 until 1995, Mr. Fry was Golf Operations Director of the South Seas Resort Company. Prior to joining the South Seas Resort Company, Mr. Fry was Assistant Superintendent of the Bonita Bay Club, Bonita Springs Florida.

      Michael R. Greenberg has been Senior Vice President, Homebuilding Division of WCI since the fall of 1999. Since joining WCI in 1998, Mr. Greenberg has also held the office of Division President of the Naples/ Bonita Springs Homebuilding Division. Prior to joining WCI, Mr. Greenberg was Executive Vice President for Avatar Properties in Coral Gables, Florida. From 1991 to 1997, Mr. Greenberg held various positions with Toll Brothers, Inc., including Vice President.

      Vivien N. Hastings is the Senior Vice President and General Counsel of WCI and has served in these positions since June 1999. From 1995 until June 1999, Ms. Hastings was Senior Vice President and General Counsel of WCI Communities Limited Partnership. Prior to serving as General Counsel, Ms. Hastings held various positions in WCI Communities Limited Partnership’s legal department. Prior to joining WCI Communities Limited Partnership, from 1982 to 1989, Ms. Hastings was Vice President and Co-General Counsel of Merrill Lynch Hubbard, Inc., a real estate division of Merrill Lynch & Co. From 1977 until 1982 Ms. Hastings was an associate with the Chicago law firm of Winston & Strawn.

      George R. Page is the Senior Vice President, Tower Division of WCI and has served in these positions since June 1999. From 1996 until the date of the merger, Mr. Page was General Manager of Bay Colony and Pelican Bay. Since joining WCI Communities Limited Partnership in 1990, Mr. Page also held the positions of Project Manager and Vice President of Development for Bay Colony. Prior to joining WCI Communities Limited Partnership, Mr. Page was Vice President of Development and Treasurer of Relleum, Inc. in Naples, Florida. From 1968 until 1987, Mr. Page held various management positions in marketing and sales with DVI Marketing Services, Inc., EWA Corporation, Scott USA and The Lange Company.

      F. Philip Handy has been a Director of WCI since February 1999. Mr. Handy is the Chief Executive Officer of Strategic Industries and the Chairman and President of Winter Park Capital Company, a private investment firm that he founded. From June 1997 until December 1998, Mr. Handy was managing partner of Equity Group Investments, a private investment firm. From 1980 to 1997, Mr. Handy was Chairman and President of Winter Park Capital. Mr. Handy also serves on the board of Anixter International, iDine Rewards and Network, Inc. He also serves as the Chairman of the Florida Board of Education.

      Lawrence L. Landry has been a Director of WCI since May 1999. From July 24, 1995 until August 1998, Mr. Landry served as a Director of WCI Communities Limited Partnership. From January 1996 until March 1999, Mr. Landry served as a Director of Florida Design Communities. Mr. Landry is the President and Chief Executive Officer of Westport Advisors, Ltd., which is the general partner of Westport Senior Living Investment Fund L.P. From February 1989 until June 1998, Mr. Landry was the chief finance and investment officer of the John D. and Catherine T. MacArthur Foundation. The MacArthur Foundation has been a stockholder of WCI since 1995. Mr. Landry is a member of the Board of Trustees of Clark University and also serves on the Board of Directors of Greystone Communities, Inc.

      Thomas F. McWilliams has been a Director of WCI since March 1999. Mr. McWilliams has been employed by Citicorp Venture Capital, Ltd. since 1983 and has been a member of its investment committee since 1984. Mr. McWilliams serves on the boards of Chase Industries, MMI Products, Polar Corporation, Ergo Science Corporation, Pursell Industries, Strategic Industries and Royster-Clark Group Inc.

      Joshua J. Mintz has been a Director of WCI since October 2000. Mr. Mintz is the Vice President and General Counsel of the John D. and Catherine T. MacArthur Foundation. Prior to joining the foundation in 1994, Mr. Mintz was with the law firm Sidley & Austin for thirteen years, specializing in commercial litigation and business reorganization, the last five of which he was a partner.

      Jay Sugarman has been a Director of WCI since 1995. Mr. Sugarman is Chairman of the Board and Chief Executive Officer of iStar Financial, Inc., a publicly traded finance company focused on the real estate industry. From 1996 to 1997, he was Senior Managing Director of Starwood Capital Group, LLC and from 1993 to 1996, was President of Starwood Mezzanine Investors, L.P.

      Stewart Turley has been a Director of WCI since February 1999. Mr. Turley was Chairman of the Board and Chief Executive Officer of Eckerd Corporation and also held the positions of manager of Eckerd’s non-drug operations, Vice President, Senior Vice President, President and Chief Executive Officer before retiring in 1997. Mr. Turley also serves on the boards of Sprint Corporation, and MarineMax, Inc.

Board of Directors

      Our restated certificate of incorporation requires our board of directors to consist of at least three members. Currently, our board has nine members. Our restated certificate of incorporation provides for three classes of directors, each class serving for a three-year term, with one class being elected each year by WCI’s stockholders.

Committees of the Board of Directors

      There are two committees of the board of directors: the Audit Committee and the Compensation Committee. The board of directors may also establish from time to time any other committees that it deems necessary or advisable.

      The Audit Committee is responsible for making recommendations to the board of directors regarding the selection of independent accountants to audit our annual financial statements, conferring with the independent accountants and reviewing the scope and the fees of the annual audit, reviewing our audited financial statements, accounting and financial procedures, monitoring our ethics and conflict of interest procedures and approving the nature and scope of nonaudit services performed by the independent accountants. The Audit Committee consists of Mr. Handy, Mr. Landry and Mr. Turley.

      The Compensation Committee is responsible for reviewing and making recommendations to the board of directors on all matters concerning compensation of management. The Compensation Committee is comprised of Mr. Turley, Mr. Sugarman, Mr. McWilliams, Mr. Handy and Mr. Landry with Mr. Turley serving as the chairman.

Director Compensation

      Each director who is not our employee will receive a fee of $5,000 for each full-day board meeting attended, $2,500 for each half-day board meeting attended and $500 for each telephone meeting attended. In addition, committee chairmen receive an annual fee of $3,000 and committee members receive an annual fee of $2,000. Directors who are also our employees will receive no remuneration for serving as directors. Directors’ fees may be applied toward the exercise of vested stock options under the Non-Employee Directors’ Stock Incentive Plan.

Non-Employee Directors’ Stock Incentive Plan

      WCI has a 1998 WCI Communities, Inc. Non-Employee Directors’ Stock Incentive Plan (formerly the 1998 Watermark Communities, Inc. Non-Employee Directors Stock Incentive Plan), pursuant to which non-qualified stock options to purchase up to 215,112 shares of the common stock of WCI Communities may be granted to non-employee directors of WCI Communities or any of its subsidiaries. The Compensation Committee administers the plan, and will from time to time grant options under the plan in a form and having terms, conditions and limitations as the committee may determine in accordance with the plan. The terms, conditions and limitations must be set forth in a stock option agreement. No option may be granted under the plan after December 4, 2008, but the terms of options granted on or before that date may extend beyond December 4, 2008. Participants may defer all or a portion of their directors’ meeting fees to apply to the exercise price of vested shares under the plan. In the event of any change in the outstanding common stock of WCI by reason of stock split, spin-off, stock dividend, reorganization, merger, consolidation or similar event, the number of shares subject to the plan and available for or covered by options and related option prices will be adjusted. Except as otherwise provided in a stock option agreement, in the event of a change of control, as defined in the plan, the committee may, in its discretion, take any actions it deems necessary or desirable, including without limitation, acceleration of exercisability of an option, cash out of an option or substitution of benefits to substantially preserve the value, rights and benefits of an affected option. The committee has the authority to amend the terms and conditions applicable to outstanding options granted under the plan, provided that no action may modify any outstanding option in a manner adverse to a participant without the participant’s consent, other than as provided for in the plan. Our board of directors may amend, suspend or terminate the plan, except that no action, other than as provided for in the plan, may be taken which would, without stockholder approval, increase the aggregate number of shares available for options under the plan, decrease the option price of outstanding options, change the requirements relating to the committee or extend the term of the plan.

Executive Compensation

      The following table sets forth all compensation earned and/or paid for services rendered to us with respect to our Chief Executive Officer and our four other most highly compensated executive officers at the end of our last completed three fiscal years.

Summary Compensation Table

						Long-Term
		Annual Compensation				Compensation

					Other	Securities
	Fiscal				Annual	Underlying	LTIP	All Other
Name and Principal Position	Year	Salary	Bonus		Compensation	Options(1)	Payouts	Compensation

Alfred Hoffman, Jr.	2001	$900,000	$1,080,000		$—	$—	$—	$—
Chief Executive Officer	2000	750,000	1,275,000		—	—	—	—
	1999	700,000	890,000		—	—	—	—

Jerry L. Starkey	2001	650,000	783,315		—	143,408	—	190,365	(2)
President/ COO	2000	450,000	982,400		—	71,704	—	96,448	(2)
	1999	356,250	428,750	(3)	—	—	—	—

Michael R. Greenberg	2001	375,000	570,383		—	34,418	—	—
Senior Vice President	2000	275,000	330,000		—	45,891	—	—
	1999	224,257	151,671		—	107,556	—	—

James P. Dietz	2001	325,000	391,658		—	34,418	—	20,000	(2)
Senior Vice President/	2000	275,000	264,000		—	45,891	—	20,000	(2)
CFO	1999	225,016	133,125		—	38,713	—	20,000	(2)

George R. Page	2001	350,000	240,564		—	34,418	—	—
Senior Vice President	2000	300,000	338,400		—	45,891	—	48,050	(4)
	1999	257,658	198,400		—	—	—	—

(1)	Represents options for common stock that, prior to August 31, 2001, were of our former parent company, Watermark. WCI has assumed the option plans of Watermark following Watermark’s merger into WCI. This offering will not result in accelerated vesting of the remaining unvested portion of these option grants. These options will continue to vest and be exercisable according to their terms.

(2)	Reflects payment related to terminated Florida Design Communities Deferred Compensation Bonus Plan. Under the plan, payment was made after the fifth anniversary of the date of grant, subject to a five-year vesting schedule.

(3)	Includes bonus from Florida Design Communities Deferred Compensation Bonus Plan which was terminated in 1998.

(4)	One-time payout related to the elimination of age weighted 401(k) bonus.

Grants of Stock Options(1)

      The following table sets forth all grants of options to acquire WCI shares of common stock to our executive officers named in the summary compensation table in the fiscal year ended December 31, 2001.

	Individual Grants

	Number of	Percent of
	Securities	Total Options
	Underlying	Granted to	Exercise or		Grant Date
	Options	Employees in	Base Price		Present
Name/Principal Position	Granted	Fiscal Year	($/Sh)	Expiration Date	Value(2)

Alfred Hoffman, Jr./ Chief Executive Officer	—	—	—	—	—

Jerry L. Starkey/ President COO	143,408	30.7	$10.46	January 1, 2011	$2.67

Michael R. Greenberg/ Senior Vice President	34,418	7.4	10.46	January 1, 2011	2.67

James P. Dietz/ Senior Vice President/ CFO	34,418	7.4	10.46	January 1, 2011	2.67

George R. Page/ Senior Vice President	34,418	7.4	10.46	January 1, 2011	2.67

(1)	Represents options for common stock that, prior to August 31, 2001, were of our former parent company, Watermark. WCI has assumed the option plans of Watermark following Watermark’s merger into WCI.

(2)	In accordance with the Securities and Exchange Commission rules, grant date present value is determined by using the Black-Scholes option model with the following assumptions: expected option life of six years, dividend yield of $0 and expected volatility of zero percent. The risk free interest rate at the grant date was 5.03%.

Management Incentive Compensation Plan

      WCI has a WCI Communities Inc. Management Incentive Compensation Plan (formerly the Watermark Communities, Inc. Management Incentive Compensation Plan) which provides selected employees with the opportunity to receive a cash bonus based on the employee’s and WCI’s annual performance. The Management Incentive Compensation Plan covers individuals employed at WCI in positions designated by senior management as those that impact corporate earnings. Individual awards under the Management Incentive Compensation Plan are expressed as a percentage of salary ranging from 10% to 100% depending on job classification and are determined based on the degree to which certain performance and financial targets are achieved by the employee and WCI. The President/ Chief Operating Officer may receive a bonus of up to 200% of his annual salary. These targets are proposed by the Chief Executive Officer or President/ Chief Operating Officer, subject to approval by the Compensation Committee, at the beginning of each year. Awards may be more or less than targeted amounts depending upon actual results compared with the goals established.

Stock Purchase and Option Plan for Key Employees

      WCI has a 1998 Stock Purchase and Option Plan for Key Employees (formerly the Watermark Communities 1998 Stock Purchase and Option Plan for Key Employees), pursuant to which incentive stock options (as defined under Section 422 of the Code), non-qualified stock options, restricted stock or other stock-based awards to purchase up to 10% of the issued and outstanding shares of our common stock may be granted to employees or other persons having a relationship with us or one of our subsidiaries. The 1998 Stock Purchase and Option Plan provides that if a participant is terminated other than for cause within a year after a change in control or if a participant terminates his employment for good reason following a change of control, all unvested stock options granted to that participant will vest and be freely exercisable. The Compensation Committee shall administer the plan, and may from time to time grant awards in a form and having terms, conditions and limitations as the committee may determine in accordance with the plan. The terms, conditions and limitations are set forth in grant agreements. No award may be granted under the plan more than ten years after stockholder approval of the plan, but the terms of awards granted on or before that date may extend beyond that date. In the event of any change in the outstanding common stock of WCI by reason of stock split, spin-off, stock dividend, reorganization, merger, consolidation or similar event, the committee must adjust appropriately the number of shares subject to the plan and make any other revisions as it deems equitably required. The committee has the authority to amend the terms and conditions applicable to outstanding awards granted under the plan, but not to modify any outstanding award in a manner adverse to a participant without that participant’s consent (other than as provided for in the plan). Our board of directors may amend, suspend or terminate the plan, except that no action (other than as provided for in the plan) may be taken which would, without stockholder approval, increase the aggregate number of shares available for awards under the plan, decrease the price of outstanding awards, change the requirements relating to the committee or extend the term of the plan.

Employment agreements

      Mr. Hoffman has an employment agreement with WCI, pursuant to which he is employed as its Chief Executive Officer for four years ending on December 31, 2002. The agreement automatically renews for successive one-year terms unless either Mr. Hoffman or WCI notifies the other party to the contrary. Mr. Hoffman’s annual salary for 2001 was $900,000 and he received a bonus for 2001 of $1,080,000. Effective January 1, 2002, Mr. Hoffman’s annual salary is $1,100,000 and he will be entitled to be paid a bonus of 120% to 200% of his annual salary, depending on the level of achievement of certain objectives by WCI and its affiliates. Mr. Hoffman may terminate his employment and become a consultant to WCI, after providing notice of his intention to do so. During the four-year term of Mr. Hoffman’s agreement, the board of directors of WCI has the right to approve or disapprove of Mr. Hoffman’s election to act as a consultant. If Mr. Hoffman becomes a consultant, he will be paid consulting compensation equal to 50% of his then aggregate annual compensation. Any consulting period will end on June 30, 2005.

      If Mr. Hoffman’s employment is terminated by WCI without cause, Mr. Hoffman will continue to be paid at an annual rate equal to his aggregate annual compensation for the balance of the then current employment term; plus the next renewal term, if any, unless notice of termination is given and neither party had given notice of non-renewal prior to the notice of termination. If the board of directors materially diminishes Mr. Hoffman’s powers or duties, Mr. Hoffman may terminate the agreement, in which circumstance WCI must continue to pay him his aggregate annual compensation for the greater of (1) the balance of the then current employment term, plus the next renewal term, if any, unless notice of termination is given and neither party had given notice of non-renewal prior to the notice of termination or (2) 30 months. During the term of the agreement and for the three years thereafter, Mr. Hoffman may not compete with WCI and may not solicit any employee of WCI to accept employment with him or any other person.

Severance Agreements

      We expect to enter into severance agreements with Mr. Starkey, Mr. Dietz and certain of our senior vice presidents. The severance agreements relating to Mr. Starkey and Mr. Dietz will provide that, in the event of a change of control, if either is terminated without cause or if his duties are materially changed, then he will receive one year’s salary in exchange for an agreement not to solicit any of our employees for one year after they are terminated and, at the option of Mr. Starkey or Mr. Dietz, as the case may be, they will receive an additional two years salary if they execute a non-compete agreement whereby they agree for twelve months not to accept employment with certain builders or developers. The severance agreements to be entered into with certain of our senior vice presidents will provide that, in the event of a change of control, they will receive six months salary if they are terminated without cause or if their duties are materially changed, provided that they agree not to solicit any of our employees for one year after termination, and, at their option, they will receive an additional year’s salary if they execute a non-compete agreement which will be effective for nine months.

MATERIAL RELATIONSHIPS AND RELATED TRANSACTIONS

      On March 29, 2002, David Fry purchased a boat slip at Gulf Harbour Marina for $215,000, the fair market value.

      In February 2001, we paid $718,750 to Citicorp Venture Capital, Ltd., a beneficial owner of our common stock through its ownership interest in Communities Investor Limited Partnership, for services rendered in connection with the offering of our 10 5/8% senior subordinated notes due 2011. In addition, an affiliate of Citicorp Venture Capital purchased $25.0 million of our 10 5/8% Senior Subordinated Notes due 2011 in connection with the offering of those notes and another affiliate of Citicorp Venture Capital is a participant under our senior secured credit facility having provided $35.0 million of term loans under that facility.

      Thomas F. McWilliams purchased a residence for $460,000, the list price, in June 2001. WCI and Mr. McWilliams entered into a lease agreement wherein Mr. McWilliams leased the residence to WCI for a period of one year from the date of closing in consideration of a decorator allowance in the amount of $37,940 to be credited against the purchase price at closing.

      On December 14, 2001, Watermark One General Partnership, formed by five employees, James Dietz, Michael Greenberg, George Page, Dwight Thomas and John Ferry, contracted for the purchase of a tower residence for $1.4 million, a price which at that time was made available to unaffiliated third parties with respect to similar units.

      During the fourth quarter of 2001, a company wholly-owned by Mr. Hoffman and Mr. Ackerman, ALDON Realty, acted as a broker for the sale of one of our parcels for $1.6 million. The commission earned totaled $70,000, and will be split among ALDON Realty, Matthew Hoffman, Mr. Hoffman’s son, and other associates of ALDON Realty.

      On December 17, 2001, Michael Curtin’s brother-in-law entered into a contract to purchase a home at Waterlefe for $639,990, the list price.

      In June 2000, Jerry L. Starkey received an advance of his vested and unvested deferred compensation in an amount equal to $349,000 in connection with the purchase of a home from us. In exchange for the advance, he executed a promissory note in favor of Watermark, our former parent, in an amount equal to the advance, which bears interest at 10%. The promissory note was subsequently amended to be payable to WCI. The principal amount of this loan was repaid, and interest on this loan will be forgiven in accordance with its terms if Mr. Starkey continues to be employed by us.

      In August 2000, the remaining balance of the $82.5 million Ohio Savings Bank loan and the $50.5 million Starwood Financial loan were combined under a restated loan agreement with iStar Financial representing a total balance of $72.5 million. The loan was fully repaid in February 2001.

      In March 1999, we acquired approximately 14,800 acres of non-contiguous land in Palm Beach and Martin Counties from the John D. and Catherine T. MacArthur Foundation for $227.5 million. We simultaneously sold approximately 2,200 acres for $132.5 million. The remainder of the land, approximately 12,600 acres, was acquired with the proceeds of a loan by Ohio Savings Bank in the amount of $82.5 million and $20.0 million of cash. We have begun the entitlement process on this land and we expect to continue to sell some of this property to third parties. As of December 31, 2001, we have sold approximately 9,900 of the 12,600 acres for $247.6 million in property sales. We expect to sell an additional 400 acres and develop the remaining 2,300 acres for our own homebuilding and amenities operations. The MacArthur Foundation is a principal stockholder in WCI. See “Related Party Transactions” and “Principal Stockholders.”

      A portion of the $82.5 million loan from Ohio Savings Bank that was used to finance the acquisition of the MacArthur Foundation land was syndicated to an affiliate of iStar Financial Inc. Jay Sugarman, a member of our board of directors, is the Chairman and Chief Executive Officer of iStar Financial Inc. Mr. Sugarman did not vote in connection with this transaction.

      In June 1999, Communities Finance Company sold multi-family residential parcels to an entity in which Mr. Landry is a principal for the list price of $6.0 million. The parcels had been marketed at that price for several months. Mr. Landry is a member of our board of directors.

      In December 1999, we entered into a month-to-month lease agreement with N501EK, L.L.C. for the non-exclusive use of a 1978 Cessna 501 aircraft. During the term of the lease, we pay a lease payment of $25,600, per month, and $700 per flight hour based on actual usage. Mr. Ackerman and Mr. Hoffman own 75% of N501EK, L.L.C.

      On November 19, 1997, Mr. Ackerman purchased an equity membership in the Bay Colony Golf Club for $115,000 consisting of a $90,000 down payment and a $25,000 interest-free loan from us. Upon the resale of this membership, Mr. Ackerman will receive 80% of the resale price of the membership and the loan will become due and payable in full.

      Pursuant to a lease agreement, dated March 18, 1996, with Walden Center LLC, we lease approximately 62,200 square feet of commercial office space from Walden Center LLC for use as our headquarters. The term of the lease is ten years with two five-year renewal options, the first of which we exercised on August 2001. Base rent under the lease is $14.00 per square foot, which is adjusted annually based on United States Consumer Price Index. Lease payments aggregated approximately $1.2 million in 2001. Mr. Ackerman serves as Chairman of the Board of Walden Center LLC, and he and his immediate family beneficially own 100% of Walden Center LLC.

      Pursuant to four separate lease agreements between Sun City Center Office Plaza, Inc. (“SCCOP”) and each of Financial Resources Group, Inc., First Fidelity Title Company, Sun City Center Realty, Inc., and WCI Planning and Design Center (collectively, the “SCCOP Lessees”), SCCOP leases to the SCCOP Lessees commercial office space in Sun City Center Office Plaza. Financial Resources leases 2,268 square feet for $16.97 per square foot under a lease expiring August 2007. First Fidelity leases 2,988 square feet for $14.85 per square foot under a lease expiring August 2007. Sun City Center Realty leases 5,242 square feet for $18.00 per square foot under a lease expired December 2001. WCI Planning and Design Center leases 3,558 square feet for $15.30 per square foot under a lease expiring November 2002. Messrs. Ackerman and Hoffman beneficially own approximately 19.6% and approximately 60.7% of SCCOP, respectively. Messrs. Starkey, Flinn and Dietz together beneficially own 3.5% of SCCOP.

      Mr. Ackerman has an agreement with WCI, pursuant to which he provides advice on major financial and strategic business planning to WCI for ten years, ending on July 24, 2005. Under the agreement, Mr. Ackerman is paid $500,000 annually and he receives a benefit allowance of $100,000 in lieu of employee welfare benefits otherwise provided by WCI for health, life and disability insurance, 401(k) savings plans and other similar benefit programs. Mr. Ackerman receives a further allowance of $60,000 for support expenses, since he maintains a separate office and does not lease office space or secretarial support from us. If Mr. Ackerman’s agreement is terminated by WCI without cause, we must pay, at our option, either: (1) a termination payment representing the net present value of the annual compensation for the balance of the term of his agreement or (2) his annual compensation in equal monthly installments for the balance of the term of his agreement, as if no termination had occurred. In either case, we must continue to pay Mr. Ackerman his benefit allowance on a monthly basis, as if no termination had occurred. If the board materially diminishes Mr. Ackerman’s powers or duties, Mr. Ackerman may terminate the agreement, which termination will be treated as termination without cause by us for the purpose of payments to Mr. Ackerman. If Mr. Ackerman’s agreement is terminated by his disability or death, we will continue to pay to his estate the annual salary and benefit allowance for the remaining term of the agreement, reduced by 25%. During the term of the agreement and for the following three years, Mr. Ackerman may not compete with us and may not solicit any of our employees to accept employment with him or any other person.

PRINCIPAL STOCKHOLDERS

      The following table sets forth certain information with respect to the beneficial ownership of the common stock of WCI Communities as of March 31, 2002 for

•	each person or entity known by WCI to own of record or beneficially more than 5% of the common stock,

•	each director and executive officer of WCI, and

•	all directors and executive officers as a group.

Unless otherwise noted, the address of each of the stockholders named below is WCI Communities’ principal executive office.

	Number of Shares of	Percent of
Beneficial Owner	Common Stock(1)	Common Stock

Citicorp Venture Capital, Ltd.(2)	5,752,518	12.98%
399 Park Avenue, 14th Floor New York, New York 10043

John D. and Catherine T. MacArthur Foundation(2)	5,595,505	12.62%
140 South Dearborn Street, Suite 110 Chicago, Illinois 60603

Kamehameha Activities Association(2)	6,976,456	15.74%
c/o Estate of Bernice Pauahi Bishop 567 South King Street, Suite 200 Honolulu, Hawaii 96813

Alfred Hoffman, Jr.(2)(3)	5,236,533	11.82%

Don E. Ackerman(2)(4)	4,895,321	11.05%

Jerry L. Starkey(5)	250,626	*

James P. Dietz(6)	125,790	*

Steven C. Adelman(7)	45,396	*

R. Michael Curtin(8)	44,663	*

Milton G. Flinn(9)	45,746	*

David L. Fry(10)	68,627	*

Michael R. Greenberg(11)	82,495	*

Vivien N. Hastings(12)	62,579	*

George R. Page(13)	186,588	*

F. Phillip Handy(14)	29,341	*

Lawrence L. Landry(15)	30,041	*

Thomas F. McWilliams(16)	335,623	*

Joshua J. Mintz	—	*

Jay Sugarman(15)	14,341	*

Stewart Turley(15)	19,541	*

All current directors and executive officers as a group (17 persons)	11,473,252	25.44%

*	Represents beneficial ownership of less than 1%.

(1)	The amounts and percentage of common stock beneficially owned are reported on the basis of regulations of the Securities and Exchange Commission governing the determination of beneficial ownership of securities. Under the rules of the Commission, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a 70 beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he has no economic interest.

(2)	25,096,400 shares of common stock constituting 56.63% of WCI’s outstanding shares are held by Communities Investor Limited Partnership (CILP), and beneficially owned by its general and limited partners including Kamehameha Activities Association, Citicorp Venture Capital, Ltd. (“CVC”), John D. and Catherine T. MacArthur Foundation, Alfred Hoffman, Jr. and Don E. Ackerman. Under the limited partnership agreement of CILP (the “CILP Agreement”), the shares held by CILP may be distributed to the partners pursuant to a formula set forth in the CILP Agreement that is based upon the closing price of the shares at the end of the first day of trading. For consistency of presentation, we have disclosed the number of shares (and the related beneficial ownership percentage) that Kamehameha, CVC, the MacArthur Foundation, Mr. Ackerman and Mr. Hoffman own as if the shares of CILP had been distributed. We have calculated the number of shares based on the closing price of $22.67. The actual numbers are subject to further review.

(3)	Includes 2,582,068 shares of common stock beneficially owned by Alfred Hoffman, Jr. as Trustee of the Alfred Hoffman, Jr. Trust dated May 5, 1995 and 2,514,227 shares owned by CILP that for consistency of presentation we have treated as if those shares have been distributed to Mr. Hoffman. Mr. Hoffman disclaims ownership in the shares attributed to him but with respect to which he has no rights.

(4)	Includes 2,235,656 shares of common stock beneficially owned by the Don E. Ackerman Trust dated December 14, 1996 of which Don E. Ackerman is the trustee, 2,514,227 owned by CILP that for consistency of presentation we have treated as if those shares have been distributed and 5,200 shares held by a member of Mr. Ackerman’s family. The shares held by CILP are indirectly held either directly by Mr. Ackerman or by the Ackerman Family Limited Partnership which Mr. Ackerman controls. Mr. Ackerman disclaims ownership in the shares attributed to him but with respect to which he has no rights.

(5)	The number of shares of common stock shown as beneficially owned includes 217,688 options to acquire common stock of WCI that are exercisable within 60 days of the date hereof.

(6)	The number of shares of common stock shown as beneficially owned includes 112,066 options to acquire common stock of WCI that are exercisable within 60 days of the date hereof.

(7)	The number of shares of common stock shown as beneficially owned includes 31,468 options to acquire common stock of WCI that are exercisable within 60 days of the date hereof and 200 shares held in the names of members of Mr. Adelman’s family. Mr. Adelman disclaims ownership in the shares attributed to him but with respect to which he has no rights.

(8)	The number of shares of common stock shown as beneficially owned includes 38,486 options to acquire common stock of WCI that are exercisable within 60 days of the date hereof.

(9)	The number of shares of common stock shown as beneficially owned includes 38,684 options to acquire common stock of WCI that are exercisable within 60 days of the date hereof and 200 shares held in the names of members of Mr. Flinn’s family. Mr. Flinn disclaims ownership in the shares attributed to him but with respect to which he has no rights.

(10)	The number of shares of common stock shown as beneficially owned includes 51,154 options to acquire common stock of WCI that are exercisable within 60 days of the date hereof.

(11)	The number of shares of common stock shown as beneficially owned includes 80,595 options to acquire common stock of WCI that are exercisable within 60 days of the date hereof and 400 shares held in the names of members of Mr. Greenberg’s family. Mr. Greenberg disclaims ownership in the shares attributed to him but with respect to which he has no rights.

(12)	The number of shares of common stock shown as beneficially owned includes 37,871 options to acquire common stock of WCI that are exercisable within 60 days of the date hereof.

(13)	The number of shares of common stock shown as beneficially owned includes 112,465 options to acquire common stock of WCI that are exercisable within 60 days of the date hereof.

(14)	The number of shares of common stock shown as beneficially owned includes 6,882 options to acquire common stock of WCI that are exercisable within 60 days of the date hereof.

(15)	The number of shares of common stock shown as beneficially owned includes 14,341 options to acquire common stock of WCI that are exercisable within 60 days of the date hereof.

(16)	Includes 33,070 shares of common stock held indirectly by the Thomas F. McWilliams Flint Trust u/t/a 10/27/98 for Mr. McWilliams and 294,323 shares of common stock held indirectly by Alchemy L.P. of which Mr. McWilliams is the general partner. Flint Trust and Alchemy L.P. hold their shares indirectly by virtue of their partnership interests in CILP. Under the CILP Agreement, the shares held by CILP may be distributed to Flint Trust and Alchemy L.P. pursuant to a formula set forth in the CILP Agreement that is based upon the closing price of the shares at the end of the first day of trading. For consistency of presentation, we have disclosed the number of shares (and the related beneficial ownership percentage) that Flint Trust and Alchemy L.P. own as if the shares of CILP had been distributed. We have calculated the number of shares based on the closing price of $22.67. The actual numbers are subject to further review.

REGISTRATION RIGHTS; ADDITIONAL INTEREST

      We and our subsidiaries have agreed pursuant to the registration rights agreement relating to the outstanding notes that we will, subject to exceptions,

•	within 75 days after April 24, 2002, file a registration statement (the “exchange offer registration statement”) with the SEC with respect to a registered offer (the (“registered exchange offer”) to exchange the outstanding notes for new notes of the Company (the “exchange notes”) having terms substantially identical in all material respects to the outstanding notes (except that the exchange notes will not contain terms with respect to transfer restrictions);

•	use our reasonable best efforts to cause the applicable exchange offer registration statement to be declared effective under the Securities Act within 150 days after April 24, 2002;

•	use our reasonable best efforts to offer, on or prior to 40 business days after the effectiveness of the applicable exchange offer registration statement (the “effective date”), the exchange notes in exchange for surrender of the outstanding notes; and

•	keep the registered exchange offer for the outstanding notes open for not less than 20 business days (or longer if required by applicable law) after the date notice of the registered exchange offer is mailed to the holders of the outstanding notes.

      For each outstanding note tendered to us pursuant to the registered exchange offer, we will issue to the holder of the note an exchange note having a principal amount equal to that of the surrendered outstanding note. Interest on each exchange note will accrue from the last interest payment date on which interest was paid on the outstanding note surrendered in exchange therefore, or, if no interest has been paid on the outstanding note, from April 24, 2002.

      Under existing SEC interpretations, the exchange notes will be freely transferable by holders other than our affiliates after the registered exchange offer without further registration under the Securities Act if the holder of the exchange notes represents to us in the registered exchange offer that it is acquiring the exchange notes in the ordinary course of its business, that it has no arrangement or understanding with any person to participate in the distribution of the exchange notes and that it is not an affiliate of the Company, as such terms are interpreted by the SEC; provided, however, that broker-dealers (“participating broker-dealers”) receiving exchange notes in the registered exchange offer will have a prospectus delivery requirement with respect to resales of such exchange notes. The SEC has taken the position that participating broker-dealers may fulfill their prospectus delivery requirements with respect to exchange notes (other than a resale of an unsold allotment from the original sale of the outstanding notes) with the prospectus contained in the exchange offer registration statement.

      A holder of outstanding notes who wishes to exchange the outstanding notes for exchange notes in the registered exchange offer will be required to represent that any exchange notes to be received by it will be acquired in the ordinary course of its business and that at the time of the commencement of the registered exchange offer it has no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the exchange notes and that it is not an “affiliate” of the company, as defined in Rule 405 of the Securities Act, or if it is an affiliate, that it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.

      In the event that:

•	we are not required to file the exchange offer registration statement for either the outstanding notes or not permitted to consummate the applicable exchange offer because of applicable law or SEC policy; or

•	any holder of the outstanding notes, notifies us prior to the 30th day following consummation of the applicable exchange offer that it is prohibited by law or SEC policy from participating in the exchange offer or that it may not resell the exchange notes to the public without delivering a prospectus other than the prospectus contained in the applicable exchange offer registration statement,

then, we will, subject to certain exceptions,

•	use our reasonable best efforts to file with the SEC a shelf registration statement (the “shelf registration statement”) covering resales of the outstanding notes or the exchange notes, as the case may be, on or prior to 75 days after such filing obligations arises; and

•	use our reasonable best efforts to cause the applicable shelf registration statement to be declared effective by the SEC on or prior to 150 days after such filing obligation arises.

      We will pay additional cash on the applicable outstanding notes and related exchange notes, subject to some exceptions,

•	if we and the subsidiaries fail to file an exchange offer registration statement with the SEC on or prior to the 75th day after April 24, 2002 in the case of the outstanding notes;

•	if the exchange offer registration statement is not declared effective by the SEC on or prior to the 150th day after April 24, 2002 in the case of the outstanding notes;

•	if the exchange offer is not consummated within 40 business days after the applicable exchange offer registration statement is declared effective;

•	if we and the subsidiaries are obligated to file a shelf registration statement and we and the subsidiaries fail to file the applicable shelf registration statement with the SEC on or prior to the 75th day after such filing obligation arises;

•	if we and the subsidiaries are obligated to file a shelf registration statement and the applicable shelf registration statement is not declared effective on or prior to the 150th day after the obligation to file a shelf registration statement arises; or

•	after the applicable exchange offer registration statement or the applicable shelf registration statement, as the case may be, is declared effective, such registration statement thereafter ceases to be effective or usable (subject to certain exceptions) (each such event referred to in the preceding clause a “registration default”);

to each holder of outstanding notes, with respect to the first 90-day period immediately following the occurrence of the first registration default relating to the outstanding notes, in an amount equal to $0.05 per week per $1,000 principal amount of outstanding notes held by such holder (“additional interest”). The amount of the additional interest will increase by an additional $0.05 per week per $1,000 principal amount of outstanding notes, with respect to each subsequent 90-day period until all registration defaults applicable to either the outstanding notes or have been cured, up to a maximum amount of additional interest of $0.25 per week per $1,000 principal amount of outstanding notes.

      Any additional interest will be paid by us on each interest payment date in the manner specified by the Indenture for the payment of interest. Following the cure of all registration defaults, the accrual of additional interest will cease.

      A holder of outstanding notes will be required to deliver information to be used in connection with the shelf registration statement and to provide comments on the shelf registration statement within the time periods set forth in the registration rights agreement in order to have their outstanding notes included in the shelf registration statement and in order to benefit from the provisions regarding additional interest set forth above.

      No holder of outstanding notes who is not entitled to the benefits of a shelf registration statement will be entitled to receive additional interest because of a registration default pertaining to a shelf registration and no holder of outstanding notes constituting an unsold allotment from the original sale of the outstanding notes or any other holder of outstanding notes who is entitled to the benefits of a shelf registration statement will be entitled to receive additional interest because of a registration default that pertains to an exchange offer.

BOOK ENTRY; DELIVERY AND FORM

Book-Entry Procedures for the Global Notes

      The exchange notes will initially be represented in the form of one or more global notes in definitive, fully-registered book-entry form, without interest coupons that will be deposited with or on behalf of The Depository Trust Company, or DTC, and registered in the name of DTC or its participants.

      Except as set forth below, the global notes may be transferred, in whole and not in part, solely to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the global notes may not be exchanged for notes in physical, certificated form except in the limited circumstances described below.

      The descriptions of the operations and procedures of DTC set forth below are provided solely as a matter of convenience. These operations and procedures are solely within the control of the settlement system of DTC and are subject to change by DTC from time to time. We take no responsibility for these operations or procedures, and investors are urged to contact DTC or its participants directly to discuss these matters.

      DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code, as amended; and

•	a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934.

      DTC was created to hold securities for its participants and facilitates the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants, which eliminates the need for physical transfer and delivery of certificates. DTC’s participants include securities brokers and dealers; banks and trust companies; clearing corporation and specified other organizations. Indirect access to DTC’s system is also available to other entities, such as banks, brokers, dealers and trust companies; these indirect participants clear through or maintain a custodial relationship with a participant, either directly or indirectly. Investors who are not participants may beneficially own securities handle by or on behalf of DTC only through participants or indirect participants.

      So long as DTC or its nominee is the registered owner of a global note, DTC or the nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the global note for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global note:

•	will not be entitled to have notes represented by the global note registered in their names;

•	will not receive or be entitled to receive physical delivery of certificated notes; and

•	will not be considered the owners or holders of the notes under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee under the indenture.

      Accordingly, each holder owning a beneficial interest in a global note must rely on the procedures of DTC and, if the holder is not a participant or an indirect participant, on the procedures of the participant through which the holder owns its interest, to exercise any rights of a holder of notes under the indenture or the global note. We understand that under existing industry practice, if we request any action of holders of notes or a holder that is an owner of a beneficial interest in a global note desires to take any action that DTC, as the holder of the global note, is entitled to take, then DTC would authorize the participants to take the action and the participants would authorize holders owning through participants to take the action or would otherwise act upon the instruction of the holders. Neither we nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to the notes.

      Payments with respect to the principal of, any premium, any additional interest, and interest on any notes represented by a global note registered in the name of DTC or its nominee on the applicable record date will be payable by the trustee to or at the direction of DTC or its nominee, in its capacity as the registered holder of the global note representing the notes under the indenture. Under the terms of the indenture, we and the trustee may treat the persons in whose names the notes, including the global notes, are registered as the owners of the notes for the purpose of receiving payment on the notes and for any and all other purposes whatsoever. Accordingly, neither we nor the trustee has or will have any responsibility or liability for the payment of amounts to owners of beneficial interests in a global note, including principal, any premium, any additional interest, and interest. Payments by the participants and the indirect participants to the owners of beneficial interests in a global note will be governed by standing instructions and customary industry practice and will be the responsibility of the participants or the indirect participants and DTC.

      Transfers between participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds.

      Although DTC has agreed to the above procedures to facilitate transfers of interests in the global notes among its participants, it is under no obligation to perform or to continue to perform the procedures, and the procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC or its respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Notes

      If:

•	we notify the trustee in writing that DTC is no longer willing or able to act as a depositary or DTC ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not required within 90 days of the notice of cessation;

•	we, at our option, notify the trustee in writing that we elect to cause the issuance of notes in definitive form under the indenture; or

•	upon the occurrence of specified other events as provided in the indenture;

      then, certificated notes will be issued to each person that DTC identifies as the beneficial owner of the notes represented by the global notes upon surrender by DTC of the global notes. Upon the issuance of certificated notes, the trustee is required to register certificated notes in the name of that person or persons, or their nominee, and cause the certified notes to be delivered to those persons.

      Neither we nor the trustee will be liable for any delay by DTC or any participant or indirect participant in identifying the beneficial owners of the related notes and each of those persons may conclusively rely on, and will be protected in relying on, instructions from DTC for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the notes to be issued.

UNITED STATES FEDERAL

INCOME TAX CONSEQUENCES

      The following is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of exchange notes as of the date of this prospectus. Except where noted, the summary deals only with exchange notes that are acquired in connection with this exchange offer and held as capital assets and does not deal with taxpayers subject to special treatment under the U.S. federal income tax laws, including if you are one of the following:

•	a dealer in securities or currencies;

•	a financial institution;

•	an insurance company;

•	a real estate investment trust;

•	a regulated investment company;

•	a tax exempt organization;

•	a person holding the exchange notes as part of a hedging, integrated or conversion transaction, a constructive sale or straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax; or

•	a U.S. person whose “functional currency” is not the U.S. dollar.

      If a partnership holds the exchange notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding the exchange notes, you should consult your own tax advisors.

      The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended, and regulations, rulings and judicial decisions as of the date of this prospectus. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below.

      If you are considering the acquisition of exchange notes, you should consult your own tax advisors concerning the U.S. federal income tax consequences to you and any consequences arising under the laws of any foreign, state, local or other taxing jurisdiction.

Consequences of the Exchange

      The exchange of the outstanding notes for the exchange notes in the exchange offer (see “The Exchange Offer”) will not constitute a taxable event to you. As a result:

•	you will not realize any gain or loss upon receipt of an exchange note;

•	the holding period for the exchange note will include the holding period of the outstanding note exchanged for the exchange note; and

•	the adjusted basis of the exchange note will be the same as the adjusted tax basis of the outstanding note exchanged for the exchange note immediately before the exchange.

Consequences to U.S. Holders

      The following is a summary of the material U.S. federal income tax consequences that will apply to you if you are a U.S. holder of exchange notes.

      The material consequences to “non-U.S. holders” of exchange notes, who are beneficial owners of exchange notes and who are not U.S. holders, are described below under “Consequences to Non-U.S. Holders.”

      “U.S. holder” means a beneficial owner of an exchange note that is, for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation or partnership created or organized in or under the laws of the United States or any political subdivision of the U.S.;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

  Payments of Interest

      Except as set forth below, interest on an exchange note will generally be taxable to you as ordinary income from domestic sources at the time it is paid or accrued in accordance with your method of accounting for tax purposes.

  Amortizable Bond Premium

      If you purchased an outstanding note for an amount in excess of the sum of all amounts payable on the note after the purchase date other than stated interest, except to the extent that the purchase price is allocable to pre-issuance accrued interest, you will be considered to have purchased the note at a “premium.” You generally may elect to amortize the premium over the remaining term (or an applicable call date as discussed below) of the exchange note on a constant yield method as an offset to interest when includible in income under your regular method of accounting. The exchange notes are subject to a call provision at the option of WCI at various times, as described in this prospectus under “Description of Notes — Optional Redemption.” You will calculate the amount of amortizable bond premium based on the amount payable at the applicable call date, but only if the use of the call date (in lieu of the stated maturity date) results in a smaller amortizable bond premium for the period ending on the call date. If you do not elect to amortize bond premium, that premium will decrease the gain or increase the loss you would otherwise recognize on disposition of the exchange note. Your election to amortize premium on a constant yield method will also apply to all debt obligations held or subsequently acquired by you on or after the first day of the first taxable year to which the election applies. You may not revoke the election without the consent of the Internal Revenue Service. You should consult your own tax advisor before making this election.

      Calculation of amortizable bond premium is complicated, and we urge you to consult your own tax advisor concerning the application of these rules as they apply to you.

  Market Discount

      If you purchased an outstanding note for an amount that is less than its stated redemption price at maturity, the amount will be treated as “market discount” for U.S. federal income tax purposes, unless that difference is less than a specified de minimis amount. Under the market discount rules, you will be required to treat any payment, other than stated interest, on, or any gain on the sale, exchange, retirement or other disposition of, an exchange note as ordinary income to the extent of the market discount that you have not previously included in income and are treated as having accrued on the exchange note at the time of its payment or disposition. In addition, you may be required to defer, until the maturity of the exchange note or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness attributable to the exchange note.

      Any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the exchange note, unless you elect to accrue on a constant yield interest method. You may elect to include market discount in income currently as it accrues, on either a ratable or constant yield interest method, in which case the rule described above regarding deferral of interest deductions will not apply. Your election to include market discount in income currently, once made, applies to all market discount obligations acquired by you on or after the first taxable year to which your election applies and may not be revoked without the consent of the Internal Revenue Service. You should consult your own tax advisor before making this election.

  Sale, Exchange and Retirement of Notes

      When you sell, exchange or retire an exchange note, you will recognize gain or loss equal to the difference between the amount you receive (less an amount equal to any accrued interest you have not previously included in income, which will be taxable as interest income) and your adjusted basis in the exchange note. Except as described above with respect to market discount, your gain or loss realized on the sale, exchange or retirement of an exchange note will generally be treated as capital gain or loss, and will be long-term capital gain or loss if at the time of the sale, exchange, or retirement of an exchange note, you have held the exchange note for more than one year. Long-term capital gain of individuals are eligible for reduced rates of taxation. The deductability of capital losses is subject to limitations.

Information Reporting and Backup Withholding

      In general, information reporting requirements will apply to certain payments of principal, interest and premium paid on exchange notes and to the proceeds of sale of an exchange note made to you, unless you are an exempt recipient, like a corporation. A backup withholding tax will apply to those payments if you fail to provide a taxpayer identification number, a certification of exempt status, or fail to report in full dividend and interest income.

Consequences to Non-U.S. Holders

      The following is a summary of the material U.S. federal income tax consequences that will apply to you if you are a non-U.S. holder of exchange notes. This summary does not represent a detailed description of the federal income tax consequences to you in light of your particular circumstances. In addition, it does not deal with non-U.S. holders that are subject to special treatment under the U.S. federal income tax laws (including if you are a controlled foreign corporation, passive foreign investment company, foreign personal holding company, a corporation that accumulates earnings to avoid federal income tax, or in certain circumstances, a United States expatriate).

  U.S. Federal Withholding Tax

      The 30% U.S. federal withholding tax will not apply to any payment of principal or interest on the exchange notes provided that:

•	you do not actually, or constructively, own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of the Internal Revenue Code and applicable U.S. Treasury regulations.

•	you are not a controlled foreign corporation that is related to us through stock ownership;

•	you are not a bank whose receipt of interest on the exchange notes is described in section 881(c)(3)(A) of the Internal Revenue Code; and

•	(a) you provide your name and address on an Internal Revenue Service Form W-8BEN (or other applicable form), and certify, under penalties of perjury, that you are not a U.S. person or (b) you hold the exchange notes through certain foreign intermediaries and you satisfy the certification requirements of applicable U.S. Treasury regulations. Special certification rules apply to certain non-U.S. holders that are entities rather than individuals.

      If you cannot satisfy the requirements described above, payments of interest made to you will be subject to the 30% U.S. federal withholding tax, unless you provide us with a properly executed (1) Internal Revenue Service Form W-8BEN (or other applicable form) claiming an exemption from, or reduction in, withholding under the benefit of an applicable tax treaty, or (2) Internal Revenue Service Form W-8ECI (or successor form) stating that interest paid on an exchange note is not subject to withholding because it is effectively connected with your conduct of a trade or business in the United States, as described below under “U.S. Federal Income Tax.”

      The 30% U.S. federal withholding tax generally will not apply to any gain that you realize on the sale, exchange, retirement or other disposition of the exchange notes.

  U.S. Federal Estate Tax

      Your estate will not be subject to U.S. federal estate tax on exchange notes, beneficially owned by you at the time of your death, provided that you are not a U.S. citizen or resident (as specifically defined for U.S. federal estate tax purposes) and (1) you do not own 10% or more of the total combined voting power of all classes of our voting stock (within the meaning of the Internal Revenue Code and applicable U.S. Treasury regulations) and (2) interest on the exchange note would not have been, if received at the time of your death, effectively connected with the conduct by you of a trade or business in the United States.

  U.S. Federal Income Tax

      If you are engaged in a trade or business in the United States and interest on the exchange notes is effectively connected with the conduct of that trade or business, you will be subject to U.S. federal income tax on that interest on a net income basis in the same manner as if you were a U.S. person as defined under the Internal Revenue Code, although that interest income will be exempt from the 30% U.S. federal withholding tax. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of your earnings and profits for the taxable year, subject to certain adjustments. For this purpose, interest on the exchange notes will be included in earnings and profits.

      Any gain realized on the disposition of an exchange note generally will not be subject to U.S. federal income tax unless:

•	the gain is effectively connected with the conduct by you of a trade or business in the United States; or

•	you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and other conditions are met.

Information Reporting and Backup Withholding

      We must report annually to the IRS and to you the amount of the interest payments paid to you and any tax withheld with respect to such interest payments, regardless of whether withholding was required. Copies of the information returns reporting such interest payments and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty. In general, you will not be subject to backup withholding with respect to payments that we make to you provided that we do not have actual knowledge or reason to know that you are a U.S. person, as defined under the Code, and we have received from you the statement described above in the fourth bullet point under “U.S. Federal Withholding Tax.”

      In addition, you will not be subject to backup withholding and information reporting with respect to the proceeds of the sale of an exchange note within the United States or conducted through certain U.S.-related financial intermediaries, if the payor receives the statement described above and does not have actual knowledge or reason to know that you are a U.S. person, as defined under the Code, or you otherwise establish an exemption.

      Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the IRS.

PLAN OF DISTRIBUTION

      Until October 30, 2002, 180 days after the date of this prospectus, all dealers effecting transactions in the exchange notes, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

      Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. This prospectus, as it may be amended or supplemented, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes only where the outstanding notes were acquired as a result of market-making activities or other trading activities. We have agreed that we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any resale for a period of 180 days from the date on which the exchange offer is consummated, or any shorter period as will terminate when all outstanding notes acquired by broker-dealers for their own accounts as a result of market-making activities or other trading activities have been exchanged for exchange notes and the exchange notes have been resold by the broker-dealers.

      We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of these methods of resale, at market prices prevailing at the time of resale, at prices related to the prevailing market prices or negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer or the purchasers of any exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of the exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any resale of exchange notes and any commissions or concessions received by these persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

      For a period of 180 days from the date on which the exchange offer is consummated, or a shorter period as will terminate when all outstanding notes acquired by broker-dealers for their own accounts as a result of market-making activities or other trading activities have been exchanged for exchange notes and the exchange notes have been resold by the broker-dealers, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests the documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer, including the expenses of one counsel for the holders of the outstanding notes, other than commissions or concessions of any brokers or dealers and the fees of any counsel or other advisors or experts retained by the holders of outstanding notes, except as expressly set forth in the registration rights agreement, and will indemnify the holders of outstanding notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

      The validity of the exchange notes will be passed upon for us by Simpson Thacher & Bartlett, New York, New York.

EXPERTS

      The consolidated financial statements of WCI Communities, Inc. as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

AVAILABLE INFORMATION

      We are subject to the informational requirements of the Securities Exchange Act of 1934 and file reports, proxy statements and other information within the SEC. Such reports, proxy statements and other information filed by us may be inspected and copied at the Public Reference Section of the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549-1004. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. Reports, proxy and information statements and other information filed electronically by us with the SEC are available at the SEC’s website at http://www.sec.gov.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

WCI Communities, Inc.

Report of Independent Certified Public Accountants	F-2

Consolidated Financial Statements for the years ended December 31, 2001	F-3

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of

WCI Communities, Inc.

      In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of WCI Communities, Inc. and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP

Fort Lauderdale, Florida

January 31, 2002, except as to changes in shares authorized and issued described in Note 1 and the status of litigation described in Note 19 which are as of March 15, 2002

WCI COMMUNITIES, INC.

CONSOLIDATED BALANCE SHEETS

(dollars in thousands, except share data)

	December 31,

	2001	2000

	(dollars in thousands,
	except share data)

Assets

Cash and cash equivalents	$57,993	$55,737

Restricted cash	19,115	15,521

Contracts receivable	399,716	228,742

Mortgage loans held for sale	35,010	—

Mortgage notes and accounts receivable	23,764	33,322

Real estate inventories	774,443	649,007

Investments in amenities	37,859	34,832

Property and equipment	99,726	81,317

Investments in joint ventures	37,855	35,792

Other assets	48,647	38,109

Goodwill and other intangible assets	37,064	40,717

Total assets	$1,571,192	$1,213,096

Liabilities and Shareholders’ Equity

Accounts payable and accrued expenses	$178,737	$146,432

Customer deposits and other liabilities	227,963	170,860

Deferred income tax liabilities	26,550	15,715

Community development district obligations	36,286	26,944

Senior secured credit facility	250,000	289,000

Senior subordinated notes	354,936	—

Mortgages and notes payable	77,675	115,418

Finance subsidiary debt	—	72,495

Subordinated notes, 81% due to related parties	—	57,010

	1,152,147	893,874

Commitments and contingencies (Note 19)

Shareholders’ equity:

Common stock, $.01 par value; 50,000,000 shares authorized and 36,513,898 and 36,506,439 shares issued, respectively	365	365

Additional paid-in capital	139,193	139,148

Retained earnings	282,739	180,504

Treasury stock, at cost, 132,183 shares, respectively	(795)	(795)

Accumulated other comprehensive loss	(2,457)	—

Total shareholders’ equity	419,045	319,222

Total liabilities and shareholders’ equity	$1,571,192	$1,213,096

The accompanying notes are an integral part of these consolidated financial statements.

WCI COMMUNITIES, INC.

CONSOLIDATED STATEMENTS OF INCOME

(dollars in thousands, except share data)

	For the years ended December 31,

	2001	2000	1999

	(dollars in thousands, except share data)

Revenues

Homebuilding	$906,057	$614,665	$428,837

Parcel and lot	47,868	130,918	131,673

Amenity membership and operations	75,340	70,974	76,307

Real estate services and other	81,018	65,595	44,599

Total revenues	1,110,283	882,152	681,416

Costs of Sales

Homebuilding	624,550	445,386	324,791

Parcel and lot	30,150	59,377	75,865

Amenity membership and operations	50,532	55,820	63,596

Real estate services and other	60,416	46,351	19,676

Total costs of sales	765,648	606,934	483,928

Contribution margin	344,635	275,218	197,488

Other Expenses

Interest expense, net	52,532	43,363	42,621

Selling, general, administrative and other	103,124	80,483	64,480

Real estate taxes, net	7,355	9,315	7,581

Depreciation	5,555	4,425	4,398

Amortization of goodwill and intangible assets	3,653	3,229	2,383

Total other expenses	172,219	140,815	121,463

Income before income taxes and extraordinary item	172,416	134,403	76,025

Income tax (expense) benefit	(68,223)	(52,462)	5,562

Income before extraordinary item	104,193	81,941	81,587
Extraordinary item, net of tax

Net loss on debt restructuring	(1,958)	—	(1,694)

Net income	102,235	81,941	79,893

Other comprehensive loss, net of tax

Cumulative effect of a change in accounting principle	(746)	—	—

Unrealized derivative losses	(1,711)	—	—

Other comprehensive loss	(2,457)	—	—

Comprehensive Income	$99,778	$81,941	$79,893

Earnings (loss) per share:
Basic

Income before extraordinary item	$2.86	$2.25	$2.24

Extraordinary item	$(.05)	$—	$(.05)

Net income	$2.81	$2.25	$2.19
Diluted

Income before extraordinary item	$2.80	$2.25	$2.24

Extraordinary item	$(.05)	$—	$(.05)

Net income	$2.75	$2.25	$2.19
Weighted average number of shares

Basic	36,381,715	36,379,927	36,479,555

Diluted	37,268,832	36,379,927	36,479,555

The accompanying notes are an integral part of these consolidated financial statements.

WCI COMMUNITIES, INC.

CONSOLIDATED STATEMENTS OF CHANGES
IN SHAREHOLDERS’ EQUITY
(dollars in thousands, except share data)

	Common Stock				Accumulated
	Par Value $.01		Additional		Other
			Paid-in	Retained	Comprehensive	Treasury
	Shares	Amount	Capital	Earnings	Loss	Stock	Total

	(dollars in thousands, except share data)

Balance at December 31, 1998	25,456,348	$254	$139,032	$18,670	$—	$—	$157,956

1.4 for 1 stock split effected in February 2002	11,050,091	111	(111)	—	—	—	—

Net income	—	—	—	79,893	—	—	79,893

Purchase of treasury stock	(58,060)	—	—	—	—	(349)	(349)

Balance at December 31, 1999	36,448,379	365	138,921	98,563	—	(349)	237,500

Net income	—	—	—	81,941	—	—	81,941

Contribution	—	—	227	—	—	—	227

Purchase of treasury stock	(74,123)	—	—	—	—	(446)	(446)

Balance at December 31, 2000	36,374,256	365	139,148	180,504	—	(795)	319,222

Net income	—	—	—	102,235	—	—	102,235

Cumulative effect of a change in accounting principle, net of tax	—	—	—	—	(746)	—	(746)

Change in unrealized derivative losses, net of tax	—	—	—	—	(1,711)	—	(1,711)

Exercise of stock options	7,459	—	45	—	—	—	45

Balance at December 31, 2001	36,381,715	$365	$139,193	$282,739	$(2,457)	$(795)	$419,045

The accompanying notes are an integral part of these consolidated financial statements.

WCI COMMUNITIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	For the years ended December 31,

	2001	2000	1999

	(dollars in thousands)

Cash flows from operating activities:

Net income	$102,235	$81,941	$79,893

Adjustments to reconcile net income to net cash (used in) provided by operating activities:

Net loss on debt restructuring	1,958	—	1,694

Release of tax asset valuation allowance, net	—	—	(18,500)

Deferred income taxes	12,379	15,715	—

Depreciation and amortization	9,208	7,654	6,781

Amortization of debt issue costs to interest expense	3,919	4,630	4,522

Amortization of premium on issuance of senior subordinated notes	(314)	—	—

Gain on sale of property and equipment	(4,981)	(4,507)	—

(Earnings) losses from investments in joint ventures	(1,911)	(1,320)	56

Contributions to investments in joint ventures	(6,808)	(12,046)	(1,729)

Distributions from investments in joint ventures	6,656	2,968	1,884

Changes in assets and liabilities:

Restricted cash	(3,594)	1,144	5,143

Contracts receivable	(170,974)	(110,073)	42,379

Mortgage loans held for sale	(35,010)	—	—

Accounts receivable	1,116	(11,041)	18,390

Real estate inventories	(125,436)	(48,548)	(138,930)

Investments in amenities	2,319	9,112	4,921

Other assets	(5,525)	(11,937)	17,758

Accounts payable and accrued expenses	33,538	58,040	(4,011)

Customer deposits and other liabilities	53,102	47,061	(1,229)

Net cash (used in) provided by operating activities	(128,123)	28,793	19,022

Cash flows from investing activities:

Additions to mortgage notes receivable	(2,433)	(5,388)	(8,080)

Proceeds from repayment of mortgage notes receivable	10,875	7,150	15,932

Net proceeds from sale of investment in real estate	—	—	3,000

Additions to property and equipment, net	(30,815)	(12,089)	(11,833)

Proceeds from sale of property and equipment	6,486	14,175	—

Payment for purchase of assets of real estate brokerages	—	(4,064)	(350)

Net cash used in investing activities	(15,887)	(216)	(1,331)

Cash flows from financing activities:

Senior secured credit facility:

Net (repayments) borrowings on revolving line of credit	(39,000)	(47,630)	1,750

Borrowing on term loan	—	50,000	200,000

Repayments on term loan	—	—	(141,000)

Proceeds from borrowings on mortgages and notes payable	81,028	85,452	38,861

Repayment of mortgages and notes payable	(118,771)	(53,367)	(92,753)

Proceeds from borrowings on senior subordinated notes	355,250	—	—

Repayment of subordinated notes	(57,010)	—	—

Debt issue costs	(12,123)	(4,281)	(10,857)

Proceeds from borrowings on finance subsidiary debt	—	72,495	84,886

Repayment of finance subsidiary debt	(72,495)	(98,862)	(80,182)

Net borrowings (reductions) on community development district obligations	9,342	(9,920)	(5,613)

Proceeds from exercise of stock options	45	—	—

Contribution	—	227	—

Purchase of treasury stock	—	(446)	(349)

Net cash provided by (used in) financing activities	146,266	(6,332)	(5,257)

Net increase in cash and cash equivalents	2,256	22,245	12,434

Cash and cash equivalents at beginning of year	55,737	33,492	21,058

Cash and cash equivalents at end of year	$57,993	$55,737	$33,492

The accompanying notes are an integral part of these consolidated financial statements.

WCI COMMUNITIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001
(dollars in thousands, except share data)

1. Business Organization

      WCI Communities, Inc. (the Company) is a fully integrated homebuilding and real estate services company with over 50 years of experience in the design, construction, and operation of leisure-oriented, amenity-rich master-planned communities. Prior to August 31, 2001, the Company was a wholly owned subsidiary of Watermark Communities, Inc. (Watermark). On August 31, 2001, Watermark was merged into the Company, and all outstanding shares of Watermark were exchanged for the Company’s common stock. At the time of the merger, Watermark’s only significant asset was its investment in the Company.

      The Company’s business lines include homebuilding, amenities operations, real estate services and parcel and lot sales. The Company designs, sells and builds single and multi-family homes serving primary, second and retirement homebuyers. In addition, the Company designs, sells and builds luxury towers, which primarily target affluent homebuyers. The amenities business includes owning and operating golf, marina and recreational facilities. The amenities business generates revenues from the sale of country club memberships and marina slips and by retaining ownership of income producing amenity properties. The real estate services business provides real estate brokerage, mortgage banking, title insurance and property management. The Company strategically sells parcels and lots within its communities to developers for the construction of commercial, industrial and rental properties that it does not ordinarily develop. The Company also sells selected lots directly to buyers for the design and construction of large custom homes.

      On February 7, 2002 the Company’s Board of Directors declared a 1.43408 for 1 stock split. Unless otherwise indicated, all references to the numbers of shares, options for purchase of common stock and per-share information in the financial statements and related notes have been adjusted to reflect this stock split on a retroactive basis.

      On March 4, 2002, the Company’s shareholders approved an increase in the authorized number of shares from 50,000,000 to 100,000,000.

      During March 2002, the Company issued 7,935,000 shares of common stock in a public offering realizing approximately $140,212 in aggregate net proceeds.

      The Company’s operations are in Florida. Consequently, any significant economic downturn in the Florida market could potentially have an effect on the Company’s business, results of operations and financial condition.

2. Significant Accounting Policies

      A summary of the significant accounting principles and practices used in the preparation of the consolidated financial statements follows.

Basis of Financial Statement Presentation

      The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. The equity method of accounting is applied in the accompanying consolidated financial statements with respect to those investments in joint ventures, in which the Company has less than a controlling interest. All material intercompany balances and transactions are eliminated in consolidation.

      The Company prepares its financial statements in conformity with accounting principles generally accepted in the United States of America. These principles require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

WCI COMMUNITIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2001
(dollars in thousands, except share data)

Revenue and Profit Recognition from Sales of Real Estate

      Single and multi-family home building revenue is recognized at the time of closing under the completed contract method. The related profit is recognized when collectibility of the sales price is reasonably assured and the earnings process is substantially complete. When a sale does not meet the requirements for income recognition, profit is deferred until such requirements are met and the related sold inventory is classified as completed inventory.

      Revenue for tower residences under construction is recognized on the percentage-of-completion method. Revenue recognized is calculated based upon the percentage of total costs incurred in relation to estimated total costs. Revenue is recorded when construction is beyond a preliminary stage, the buyer is committed to the extent of being unable to require a refund except for nondelivery of the residence, a substantial percentage of residences are under firm contracts, collection of the sales price is assured and costs can be reasonably estimated. Any amounts due under sales contracts, to the extent recognized as revenue, are recorded as contracts receivable. Any sales after the completion of tower residence construction are recorded as revenue on the completed contract method. As of December 31, 2001, twelve tower residence projects are under construction, eleven of which are beyond the preliminary stage of construction and sufficient units have been sold to meet the criteria for percentage-of-completion revenue recognition.

      Revenue from land sales is recognized at the time of closing. The related profit is recognized in full when collectibility of the sales price is reasonably assured and the earnings process is substantially complete. When a sale does not meet the requirements for income recognition, profit is deferred under the deposit method and the related inventory is classified as completed inventory. Deferred income consists of estimated profits on land sales, which require various forms of continued involvement by the Company, and is included in other liabilities. Deferred income is recognized as the Company’s involvement is completed.

Real Estate Inventories and Cost of Sales

      Real estate inventories consist of developed and undeveloped land, tower residences and homes completed and under construction and land under development. Real estate inventories, including capitalized interest and real estate taxes, are carried at the lower of cost or fair value determined by evaluation of individual projects. Total land and common development costs are apportioned on the relative sales value method for each project, while site specific development costs are allocated directly to the benefited land. Whenever events or circumstances indicate that the carrying value of the real estate inventories and investments in real estate may not be recoverable, impairment losses are recorded and the related assets are adjusted to their estimated fair market value, less selling costs. Warranty liabilities for homebuilding activities are estimated based on historical experience. The Company subcontracts all construction to others and its contracts require subcontractors to repair or replace deficiencies related to their trades.

Capitalized Interest and Real Estate Taxes

      Interest and real estate taxes incurred relating to the development of lots and parcels and construction of tower residences are capitalized to real estate inventories during the active development period. The Company’s strategy is to master plan, develop and build substantially all of the homes in its communities. Accordingly, substantially all projects, exclusive of finished lots and parcels and completed towers, are undergoing active development. Interest and real estate taxes capitalized to real estate inventories are amortized to interest expense and real estate tax expense as related inventories are sold. Interest incurred relating to the construction of amenities is capitalized to investments in amenities for equity membership clubs or property and equipment for clubs to be retained and operated by the Company. Interest capitalized to investments in amenities is amortized to interest expense as related memberships are sold. Interest capitalized to property and equipment is included in the base cost and depreciated on the straight-line method over the estimated useful lives of the related assets.

WCI COMMUNITIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2001
(dollars in thousands, except share data)

      The following table is a summary of capitalized and amortized interest and real estate taxes:

	For the years ended December 31,

	2001	2000	1999

Total interest incurred	$63,328	$62,100	$60,503

Debt issue cost amortization	3,919	4,630	4,522

Interest amortized	18,443	14,233	15,759

Interest capitalized	(33,158)	(37,600)	(38,163)

Interest expense, net	$52,532	$43,363	$42,621

Real estate taxes incurred	$11,261	$11,335	$10,226

Real estate taxes amortized	1,065	2,238	1,305

Real estate taxes capitalized	(4,971)	(4,258)	(3,950)

Real estate taxes, net	$7,355	$9,315	$7,581

Cash, Cash Equivalents and Restricted Cash

      The Company considers all highly liquid instruments with an original purchased maturity of three months or less as cash equivalents. Restricted cash consists principally of amounts held in escrow pursuant to certain loan agreements and escrow accounts representing customer deposits restricted as to use. The credit risk associated with cash, cash equivalents and restricted cash is considered low due to the quality of the financial institutions in which these assets are held.

Mortgage Loans Held for Sale

      The Company’s subsidiary, Financial Resources Group, Inc. (FRG), originates home mortgages which are later sold to mortgage investors. Mortgage loans held for sale are stated at the lower of cost or market value based upon purchase commitments from third-party mortgage investors or prevailing market for loans not yet committed to an investor. Substantially all of these loans are sold within 40 days of origination. Losses are recorded when incurred and gains are realized upon sale. For the year ended December 31, 2001, the Company recorded approximately $231 of gains on the sale of loans. The weighted average interest rate of mortgage loans held for sale was 6.7% at December 31, 2001.

Investments in Amenities and Amenity Operations

      Amenities include clubhouses, golf courses, marinas, tennis courts and various other recreation facilities. Revenues from amenity operations include sale of memberships and marina slips, billed membership dues and fees for services provided. Dues are billed on an annual basis in advance and are recorded as deferred revenue and then recognized as revenue ratably over the term of the membership year. Revenues for services are recorded when the service is provided.

      The Company constructs amenities in conjunction with the development of certain planned communities and accounts for related costs in accordance with Statement of Financial Accounting Standards (SFAS) 67. Land and development costs are allocated between homebuilding, land sales and amenities products based on the relative fair value before construction of each component. Amenities are either transferred to common interest realty associations (CIRAs), equity membership clubs, or retained and operated.

WCI COMMUNITIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2001
(dollars in thousands, except share data)

      The cost of amenities conveyed to a CIRA are classified as a common cost of the community and included in real estate inventories. These costs are allocated to cost of sales on the basis of the relative sales value of the homes sold.

      The cost of amenities conveyed through the Company’s equity membership and marina slip sales programs are classified as investments in amenities. Membership sales and the related cost of sales are initially recorded under the cost recovery method. Revenue recognition for each equity club program is reevaluated on a periodic basis based upon changes in circumstances. If the Company can demonstrate that it will recover proceeds in excess of remaining carrying value, the full accrual method is then applied.

      The cost of amenities retained and operated by the Company are accounted for as property and equipment and depreciated over their estimated useful lives. If an operating amenity is converted to an equity club, the related assets are reclassified from property and equipment to investment in amenities and depreciation is ceased. Upon reclassification, the sale of equity memberships and the recognition of related cost of sales is determined in the same manner as other amenities that are being sold through an equity membership program.

Property and Equipment

      Property and equipment are recorded at cost less accumulated depreciation and are depreciated on the straight-line method over their estimated useful lives. Provisions for impairment are recorded when estimated future cash flows from operations and projected sales proceeds are less than the net carrying value. Expenditures for maintenance and repairs are charged to expense as incurred. Costs of major renewals and improvements, which extend useful lives, are capitalized.

Other Assets

      Other assets primarily consist of prepaid expenses and debt issue costs. Debt issue costs, principally loan origination and related fees, are deferred and amortized over the life of the respective debt using the straight-line method, which approximates the effective interest method.

Goodwill and Other Intangible Assets

      Goodwill represents the excess of the Company’s cost of business assets acquired over the fair value of identifiable assets acquired and liabilities assumed and amortized over 15 years on a straight-line basis. Other intangible assets represent identifiable other assets acquired and are amortized over the estimated useful lives from 5 to 30 years on the straight-line basis. Accumulated amortization was $9,464 and $5,811 at December 31, 2001 and 2000, respectively. The Company annually evaluates the recoverability of goodwill and the amortization period. Several factors are used to evaluate goodwill, including management’s plans for future operations, recent operating results and estimated future undiscounted cash flows associated with the related assets. In the event facts and circumstances indicate the carrying value of goodwill is impaired, it would be written down to its estimated fair value.

Customer Deposits and Other Liabilities

      Customer deposits represents amounts received from customers under real estate and equity club membership sales contracts. Other liabilities primarily includes deposits, deferred income and land option obligations.

Debt

      For the years ended December 31, 2001 and 2000, aggregate debt had a weighted average annual effective interest rate of 10.2% and 11.2%, respectively. The Company records the net cost or net benefit of interest rate protection arrangements monthly as an increase or decrease to interest expense.

WCI COMMUNITIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2001
(dollars in thousands, except share data)

Implementation of Statement of Financial Accounting Standards (SFAS) 133

      Effective January 1, 2001, the Company adopted SFAS 133, Accounting for Derivative Instruments and Hedging Activities, as amended. SFAS 133 establishes accounting and reporting standards for derivative instruments and for hedging activities by requiring all derivatives be measured at fair value and recognized in the balance sheet. Gains or losses resulting from changes in the fair value of derivatives are recognized in earnings or recorded in other comprehensive income, and recognized in the statement of earnings when the hedged item affects earnings, depending on the purpose of the derivatives and whether they qualify for hedge accounting treatment. The Company does not enter into or hold derivatives for trading or speculative purposes.

      The Company’s policy is to designate at a derivative’s inception the specific liabilities being hedged and monitor the derivative to determine if it remains an effective hedge. The effectiveness of a derivative as a hedge is based on high correlation between changes in its value and changes in the value of the underlying hedged item. The Company recognizes gains or losses for amounts received or paid when the underlying transaction settles.

      The Company has various interest rate swap agreements with counterparties that are major financial institutions. The swap agreements effectively fix the variable interest rate on approximately $250,000 of the senior secured credit facility. The interest rate swap agreements expire February 2002 ($160,000), February 2003 ($40,000) and February 2004 ($50,000). The swap agreements have been designated as cash flow hedges and are reflected at fair value in the consolidated balance sheet. The related gains or losses are recorded in stockholders’ equity as accumulated other comprehensive income or loss. The Company accounts for its interest rate swaps using the shortcut method. Amounts to be received or paid as a result of the swap agreements are recognized as adjustments to interest incurred on the related debt instruments. The net effect on the Company’s operating results is that interest on the variable-rate debt being hedged is recorded based on fixed interest rates. In accordance with the transition provisions of SFAS 133, on January 1, 2001, the Company recorded a cumulative-effect type adjustment of $746 (net of tax benefit of $469) in customer deposits and other liabilities and accumulated other comprehensive loss to recognize the fair value of the interest rate swap agreements. Subsequent to adoption of SFAS 133, the liability and accumulated other comprehensive loss increased $1,711 (net of tax benefit of $1,075) to $2,457. The interest rate swap agreements had a fair value and estimated unrealized loss of approximately $4,001 at December 31, 2001. The fair value of the interest rate swap agreements was estimated based on quoted market rates of similar financial instruments.

Fair Value of Financial Instruments

      Financial instruments consist of mortgage notes and accounts receivable, mortgage loans held for sale, accounts payable and accrued expenses, customer deposits and other liabilities, senior secured credit facilities, finance subsidiary debt, mortgage and notes payable, community development district obligations, and senior subordinated debt. For financial instruments other than senior subordinated debt, the carrying amounts approximate their fair value because of their short maturity and in some cases because they bear interest at market rates. The estimated fair value of senior subordinated debt was $361,375 at December 31, 2001 and was based on dealer quotes.

Income Taxes

      The Company accounts for income taxes in accordance SFAS 109, Accounting for Income Taxes. This approach requires recognition of income tax currently payable, as well as deferred tax assets and liabilities resulting from temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of assets and liabilities.

WCI COMMUNITIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2001
(dollars in thousands, except share data)

Employee Benefit and Incentive Plans

      Company employees who meet certain requirements as to age and service are eligible to participate in the Company’s benefit plans. For the years ended December 31, 2001, 2000 and 1999, the Company’s expenses related to the plans were $2,760, $2,475 and $967, respectively.

      The Management Incentive Compensation Plan (MICP) rewards key employees for their contribution to achievement of Company goals. The program establishes a targeted award based upon the level and role for each eligible participant. The Company’s expenses related to the MICP were $7,701, $7,600 and $3,756 for the years ended December 31, 2001, 2000 and 1999, respectively.

Stock Incentive Plan

      The Company adopted employee stock award and stock option programs in which certain Company employees participate. These programs are designed to reward senior employees for past service and to provide an incentive for their continued contributions. On August 31, 2001, all outstanding options for Watermark common stock held by the Company’s employees and directors were exchanged for options to purchase the Company’s common stock.

Earnings Per Share

      Basic earnings per share is calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share is calculated by dividing net income available to common shareholders by the weighted average number of shares outstanding including the dilutive effect of stock options. The Company’s outstanding stock options for December 31, 2000 and 1999 had no dilutive effect on earnings per share.

      Information pertaining to the calculation of earnings per share for each of the three years ended December 31, 2001 is as follows:

	2001	2000	1999

Basic weighted average shares	36,381,715	36,379,927	36,479,555

Stock options	887,117	—	—

Diluted weighted average shares	37,268,832	36,379,927	36,479,555

Treasury Stock

      The Company repurchases shares of common stock, which are recorded as treasury stock and result in a reduction to stockholders’ equity. For treasury shares reissued in the future, the Company will use a first-in, first-out method and the excess of the repurchase cost over reissued cost will reduce retained earnings.

Consolidated Statement of Cash Flows — Supplemental Disclosures

	For the years ended December 31,

	2001	2000	1999

Interest paid (net of amount capitalized)	$20,500	$24,268	$22,791

Assets acquired under capital lease	$55	$978	$—

Net federal and state taxes paid	$59,056	$6,039	$7,381

WCI COMMUNITIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2001
(dollars in thousands, except share data)

      The Company made the following non-monetary reclassifications during 2001, 2000 and 1999:

	2001	2000	1999

Property and equipment to investments in amenities	$5,346	$—	$3,785

Accounts payable and accrued expenses to finance subsidiary debt	—	2,618	3,860

Other liabilities to real estate inventories	—	—	811

Mortgage notes payable to real estate inventories	—	—	1,095

Real estate inventories to other assets	—	—	1,095

Real estate inventories to mortgage notes and accounts receivable	—	—	5,070

Investments in amenities to property and equipment	—	—	1,371

      Non-monetary transactions arising from acquisitions included approximately $8,253 and $1,050 in 2000 and 1999, respectively.

New Accounting Pronouncements

      In June 2001, the Financial Accounting Standards Board (FASB) approved SFAS 141, Business Combinations and SFAS 142, Goodwill and Other Intangible Assets. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Implementation of SFAS 141 did not have an effect on the financial statements of the Company. SFAS 142 provides guidance on accounting for intangible assets and eliminates the amortization of goodwill and certain identifiable intangible assets. Under the provisions of SFAS 142, intangible assets, including goodwill, that are not subject to amortization will be tested for impairment annually. SFAS 142 will be effective for the Company’s fiscal year 2002 and is immediately effective for goodwill and intangible assets acquired after June 30, 2001. Application of the provision prohibiting the amortization of goodwill is expected to result in an increase in income before income taxes of approximately $3,200 in the year ended December 31, 2002. During 2002, the Company will complete the required tests for impairment of goodwill. The Company does not currently believe its goodwill is impaired.

      In October 2001, the FASB approved SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets which supercedes SFAS 121 and APB 30. SFAS 144 retains the requirements of SFAS 121 for recognition and measurement of an impairment loss on long-lived assets, and establishes a single accounting model for all long-lived assets to be disposed of by sale, whether previously held and used or newly acquired.

      SFAS 144 will be effective for the Company’s fiscal year 2002. The Company expects the adoption of SFAS 144 will not have a significant adverse effect on its financial position or results of operations.

Reclassification

      Certain amounts in the prior years’ financial statements have been reclassified to conform to the current year’s presentation.

3. Segment Information

      The Company operates in three reportable business segments: homebuilding, parcel and lot, and amenity membership and operations. The homebuilding segment builds and markets single and multi-family homes and mid-rise and high-rise tower residences. The parcel and lot segment develops and sells land parcels and lots within the Company’s communities to commercial developers, individuals and, to a lesser degree, homebuilders. The amenity membership and operations segment includes the operations and sale of memberships in golf country clubs, marina slips, tennis and recreation facilities. The Company’s reportable segments are strategic business operations that offer different products and services. They are managed separately because each business requires different expertise and

WCI COMMUNITIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2001
(dollars in thousands, except share data)

marketing strategies. Revenues from segments below the quantitative thresholds are primarily attributable to real estate services such as brokerage, title company, property management and mortgage banking operations.

      The accounting policies of the segments are the same as those described in significant accounting policies. Transfers between segments are recorded at cost. The Company evaluates financial performance based on the segment contribution margin. The table below presents information about reported operating income for the years ended December 31, 2001, 2000 and 1999. Asset information by reportable segment is not presented since the Company does not prepare such information.

Year ended December 31, 2001

	Homebuilding
				Amenity
	Mid- and	Single and	Parcel	Membership	All	Segment
	High-rise	Multi-family	and Lot	and Operations	Other	Totals

Revenues	$413,481	$492,576	$47,868	$75,340	$75,020	$1,104,285

Interest income	—	—	—	—	1,100	1,100

Contribution margin	178,169	103,338	17,718	24,808	15,704	339,737

Year ended December 31, 2000

	Homebuilding
				Amenity
	Mid- and	Single and	Parcel	Membership	All	Segment
	High-rise	Multi-family	and Lot	and Operations	Other	Totals

Revenues	$233,457	$381,208	$130,918	$70,974	$58,656	$875,213

Interest income	—	—	—	—	2,197	2,197

Contribution margin	100,546	68,733	71,541	15,154	14,502	270,476

Year ended December 31, 1999

	Homebuilding
				Amenity
	Mid- and	Single and	Parcel	Membership	All	Segment
	High-rise	Multi-family	and Lot	and Operations	Other	Totals

Revenues	$159,117	$269,720	$131,673	$76,307	$42,277	$679,094

Interest income	—	—	—	—	2,528	2,528

Contribution margin	56,595	47,451	55,808	12,711	25,129	197,694

      A reconciliation of total segment revenue to total consolidated revenue and of total segment contribution margin to consolidated net income before income tax and extraordinary items for the years ended December 31, 2001, 2000 and 1999 is as follows:

	2001	2000	1999

Revenue

Total segment revenue	$1,105,385	$877,410	$681,622

Gain (loss) on assets held for investment	4,898	4,742	(206)

Total revenue	$1,110,283	$882,152	$681,416

WCI COMMUNITIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2001
(dollars in thousands, except share data)

	2001	2000	1999

Net income

Segment contribution margin	$339,737	$270,476	$197,694

Gain (loss) on assets held for investment	4,898	4,742	(206)

Corporate overhead and costs	(110,479)	(89,798)	(72,061)

Interest expense, net	(52,532)	(43,363)	(42,621)

Depreciation and amortization	(9,208)	(7,654)	(6,781)

Income before income taxes and extraordinary item	$172,416	$134,403	$76,025

4. Mortgage Notes and Accounts Receivable

      Mortgage notes and accounts receivable are summarized as follows:

	December 31,

	2001	2000

Mortgage notes receivable	$5,354	$13,796

Accounts receivable	18,410	19,526

	$23,764	$33,322

      Accounts receivable are generated through the normal course of business operations and are unsecured.

      Mortgage notes receivable are generated through the normal course of business, primarily parcel and lot sales, and are collateralized by liens on property sold. Mortgage notes receivable with below market rates are discounted at a market rate prevailing at the date of issue. Significant concentration of mortgage notes receivable have resulted from the sale of Florida real estate inventories to four independent homebuilders, approximating 75% at December 31, 2001. Interest rates on mortgage notes receivable with maturities in excess of one year at December 31, 2001 and 2000 range from 7.0% to 9.0% and 6.5% to 9.0%, respectively. The average interest rate on mortgage notes receivable with maturities in excess of one year approximated 7.0% and 6.7% at December 31, 2001 and 2000, respectively.

      Following is a schedule of maturities of mortgage notes receivable at December 31, 2001.

2002	$4,317

2003	252

2004	157

2005	157

2006	157

Thereafter	314

Mortgage notes receivable	$5,354

WCI COMMUNITIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2001
(dollars in thousands, except share data)

5. Real Estate Inventories

      Real estate inventories are summarized as follows:

	December 31,

	2001	2000

Land	$170,746	$173,226

Work in progress:

Land and improvements	231,750	284,493

Condominiums	176,698	35,490

Homes	123,747	68,401

Completed inventories:

Land and improvements	49,051	73,382

Condominiums	6,564	1,274

Homes	15,887	12,741

	$774,443	$649,007

      Completed inventories at December 31, 2001 and 2000 include $600 and $1,671, respectively, of inventory sold subject to significant continuing obligations, which precluded revenue recognition.

6. Investments in Amenities

      Investments in amenities consist of the following:

	December 31,

	2001	2000

Investment in equity club memberships and marina slips	$37,145	$34,255

Investment in clubs planned for equity conversion and under construction	714	577

	$37,859	$34,832

      Equity golf course and club facility amenities are conveyed through sale of memberships.

WCI COMMUNITIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2001
(dollars in thousands, except share data)

7. Property and Equipment

      Property and equipment consist of the following:

	Estimated	December 31,
	Useful Life
	(in years)	2001	2000

Land and improvements	15	$1,578	$1,376

Buildings and improvements	30 to 39	14,370	9,224

Furniture, fixtures and equipment	3 to 10	26,381	22,125

Assets under construction	—	1,147	134

		43,476	32,859

Amenities:

Land and improvements	15	33,105	26,648

Buildings and improvements	30 to 39	19,017	13,591

Furniture, fixtures and equipment	3 to 10	4,162	2,447

Marinas	20	4,377	2,658

Assets under construction	—	10,064	12,761

Total amenities		70,725	58,105

		114,201	90,964

Less accumulated depreciation		(14,475)	(9,647)

Property and equipment		$99,726	$81,317

      Property and equipment at December 31, 2001 includes $8,250 of golf course and club facilities sold subject to significant continuing obligations which preclude revenue recognition.

8. Investments in Joint Ventures

      Investments in joint ventures represent the Company’s ownership interest in real estate limited partnerships and are accounted for under the equity method. The Company does not guarantee the debt or other obligations of these partnerships. At December 31, 2001 investments in joint ventures consists of the following:

	Percentage of	Type and Location
Name of Venture	Ownership	of Property

Tiburon Golf Ventures Limited Partnership	51%	Golf club — Naples, Florida

Pelican Landing Golf Resort Ventures Limited Partnership	51%	Golf club — Bonita Springs, Florida

Pelican Landing Timeshare Ventures Limited Partnership	51%	Undeveloped land planned for multi-family timeshare units — Bonita Springs, Florida

Norman Estates at Tiburon Limited Partnership	50%	Single-family residential units under development — Naples, Florida

Walden Woods Business Center Limited Partnership	50%	Mixed-use industrial park — Plant City, Florida

Pelican Isle Yacht Club Limited Partnership	49%	Yacht club — Naples, Florida

WCI COMMUNITIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2001
(dollars in thousands, except share data)

      The Company does not consolidate investments in joint ventures where unanimous consent by both partners is required for making major decisions such as selling, transferring or disposing of substantial joint venture assets and it does not have control directly or indirectly. The Company’s share of net earnings (loss) is based upon its ownership interest. The Company may be required to make additional cash contributions to the ventures, pursuant to the venture agreements, to avoid the loss of all or part of its interest in such ventures.

      The Company enters into agreements to provide development, project management and golf course operation management services. The Company provided these services to selective joint venture interests and recorded net fee revenue of $1,730, $712 and $357 for the years ended December 31, 2001, 2000 and 1999, respectively. The Company eliminates development and project management fees to the extent of its ownership interest.

      In 1996, the Company sold its Bighorn property located in Palm Desert, California. In conjunction with the sale, the Company received cash consideration and a Class B limited partnership interest. This interest entitles the Company to receive an allocation of the buyer’s future net profits after allocation of preferred returns to other partners as defined in the limited partnership agreement. No profit allocations have been recorded under this interest and no cash has been received through December 31, 2001.

      Differences between the Company’s investments in joint ventures and the equity in underlying net assets are primarily attributable to acquisition purchase accounting, agreed upon values among the Partners for contributed assets and other basis differences. The aggregate condensed financial information reflects the financial information of the unconsolidated joint ventures and is summarized as follows:

	December 31,

	2001	2000

Assets

Club facilities, property and equipment, net	$78,873	$26,378

Real estate inventories	25,493	67,905

Other assets	8,524	15,552

Total assets	$112,890	$109,835

Liabilities and Partners’ Capital

Accounts payable, deposits and other liabilities	$27,423	$23,950

Notes and mortgages payable	—	1,000

Total liabilities	27,423	24,950

Capital — other partners	42,514	41,943

Capital — the Company	42,953	42,942

Total liabilities and partners’ capital	$112,890	$109,835

	For the years ended December 31,

	2001	2000	1999

Combined Results of Operations

Revenues	$27,272	$18,138	$10,537

Net (loss) income	$(1,949)	$1,104	$178

WCI COMMUNITIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2001
(dollars in thousands, except share data)

9. Senior Secured Credit Facility

      The outstanding balances of the senior secured credit facility consist of the following:

	December 31,

	2001	2000

Amortizing term loan	$250,000	$250,000

Revolving line of credit	—	39,000

	$250,000	$289,000

      In April 2000, the Company amended and restated its senior secured credit facility. The new Senior Secured Facility Agreement provides for a $250,000 amortizing term loan and a $200,000 revolving loan. The loans mature in February 2004, and the initial interest rate is the lender’s “base rate” plus a spread of .25% or the Eurodollar base rate plus a spread of 2.75%, payable in arrears. The lender’s and Eurodollar base rates can be reduced by up to .25% and .50%, respectively, or increased by .25% and .25%, respectively, if certain conditions are met. The term loan and revolving line are cross-collateralized by blanket first mortgages and liens on substantially all assets of the Company and contain financial and operational covenants that under certain circumstances limit the Company’s ability to, among other items, incur additional debt, pay dividends, repurchase capital stock and make certain investments. In connection with the amendment, $6,945 in unamortized debt issue costs was recorded as additional loan cost of the new Senior Facility. In February 2001 the Company amended its senior secured credit facility to permit the issuance of the Senior Subordinated Notes. The Company incurred fees of $845, $250 and $139 assessed by the lender on the available revolving line of credit for December 31, 2001, 2000 and 1999, respectively.

      The term loan agreement requires semi-annual principal installments of $5,000 commencing on January 31, 2002. The revolving loan agreement allows for prepayments and additional borrowings to the maximum amount, provided an adequate collateral borrowing base is maintained. The revolving loan allows an allocation of the unused balance for issuance of a maximum of $30,000 for stand-by letters of credit of which $6,286 is outstanding at December 31, 2001.

10. Senior Subordinated Notes

      The Company issued $250,000 of 10.625% senior subordinated notes on February 20, 2001 in a private placement and on June 8, 2001, issued an additional $100,000 of 10.625% senior subordinated notes for $105,250, plus accrued interest. Effective June 21, 2001, the Company filed a Registration Statement on Form S-4 with the Securities and Exchange Commission offering to exchange the unregistered notes for notes registered under the Securities Act of 1933, as amended. The exchange was completed on July 31, 2001. The terms of the registered notes are substantially identical to the unregistered notes, except the registered notes do not contain transfer restrictions. The notes mature on February 15, 2011 and interest is payable semi-annually in arrears on each February 15 and August 15, commencing August 15, 2001. The notes are subordinated to all existing and future senior debt. The notes indenture contains financial and operational covenants that under certain circumstances limit the Company’s and its subsidiaries’ ability to, among other items, incur additional debt, pay dividends, repurchase capital stock, and make certain investments.

11. Finance Subsidiary Debt

      In August 2001, FRG entered into a $10,000 warehouse credit facility (Credit Facility) agreement with a commercial bank. In December 2001, FRG amended and restated the Credit Facility to increase the maximum loan amount to $18,000. The Credit Facility is payable on demand and accrues interest on outstanding advances at FRG’s election of LIBOR plus 2% or the overnight federal funds rate plus 2.15%. The Credit Facility is collateralized by a blanket first priority lien on all FRG assets, requires the maintenance of an adequate collateral borrowing base and the

WCI COMMUNITIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2001
(dollars in thousands, except share data)

maintenance of certain financial covenants. At December 31, 2001 there were no outstanding borrowings on the Credit Facility.

      In March 1999, in connection with the acquisition of non-contiguous land in Palm Beach and Martin Counties, Florida, Communities Finance Company (CFC), a wholly owned subsidiary of the Company entered into an $85,500 land acquisition loan from a consortium of lenders secured by a first lien on property held. In August 2000, CFC repaid the portion of the land loan due to the lead lender and entered into an agreement with the remaining participant to consolidate, amend and restate the remaining portion of the land acquisition loan and the $50,500 subordinated loan. The Consolidated, Amended and Restated Loan aggregated $72,495 and was secured by substantially all of CFC’s assets. In February 2001, the loan was repaid from proceeds of the Company’s senior subordinated notes.

12. Mortgages and Notes Payable

      Mortgages and notes payable consist of the following:

	December 31,

	2001	2000

Seasons/Palermo $85,600 construction loans	$30,407	$—

Trieste/ Montego/The Pointe/Siena $107,880 construction loans	20,488	15,278

Tower Residences/ Nevis at Cove Towers/One Watermark Place $133,380 construction loans	671	43,969

Sun City Center amenities $27,000 promissory note	26,109	26,558

JYC Holdings, Inc. $11,954 loans	—	10,051

Cape Marco $13,000 purchase money mortgage loan	—	13,000

Burnt Store Marina amenities $6,320 promissory note	—	4,837

Wildcat Run of Lee County, Inc. $4,030 promissory note	—	1,725

	$77,675	$115,418

      The Seasons/ Palermo, Tower Residences/ Nevis at Cove Towers/ One Watermark Place and Trieste/ Montego/ The Pointe construction loans represent amounts payable to commercial banks. The Tower Residences/ Nevis at Cove Towers/ One Watermark Place loan was originally collateralized by four other towers that were substantially sold out and completed through 2001. In October 2001, the loan was amended to increase the loan amount to $133,380 and is collateralized by the current three towers. The loans are collateralized by first mortgages, and interest is payable monthly in arrears at rates based on the bank’s prime, Eurodollar or LIBOR rate. The interest rates at December 31, 2001 range from approximately 4.75% to 5.00%. The Tower Residences/ Nevis at Cove Towers/ One Watermark Place loan matures October 2003. The Trieste/ Montego/ The Pointe loan matures December 2002. The Seasons/ Palermo loan matures March 2003.

      Sun City Center amenities promissory note is collateralized by certain of the Sun City Center golf courses, country club and recreational facilities. Interest is payable monthly in arrears at 30-day LIBOR plus 3.2% (5.1% at December 31, 2001) and the loan is due on August 1, 2004.

      In connection with acquiring the real estate assets of the Jupiter Yacht Club community in Palm Beach County, Florida, JYC Holdings, Inc., a subsidiary of the Company, entered into promissory notes payable to the seller for $1,000 and $6,704, and assumed a $4,250 mortgage and note payable. In connection with acquiring land known as Cape Marco in Marco Island, Florida, the Company and a subsidiary entered into a loan agreement with a commercial bank. The loan was collateralized by a first mortgage on the property. In connection with acquiring the real estate assets and equity club memberships in the Wildcat Run community, Wildcat Run of Lee County, Inc., a subsidiary of the Company, entered into a promissory note payable to the seller.

WCI COMMUNITIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2001
(dollars in thousands, except share data)

      JYC Holdings, Inc., Cape Marco, Burnt Store Marina and Wildcat Run notes were repaid with proceeds from the issuance of senior subordinated notes.

13. Subordinated Notes

      Subordinated notes consist of the following:

	December 31,

	2001	2000

13% related party subordinated notes maturing June 30, 2004	$—	$42,000

15% subordinated note maturing January 1, 2004	—	10,618

Prime plus 3.0% related party subordinated notes maturing May 2001 (interest rate of 12.5% at December 31, 2000)	—	884

Prime plus 2.5% related party subordinated notes maturing May 2001 (interest rate of 12% at December 31, 2000)	—	3,508

Total	$—	$57,010

      The subordinated notes were repaid from proceeds of the Company’s issuance of senior subordinated notes.

14. Debt Maturities

      Aggregate maturities of the senior secured credit facility and mortgages and notes payable are as follows:

2002	$30,860

2003	41,558

2004	255,257

2005	—

2006	—

Total	$327,675

15. Community Development District Obligations

      In connection with certain development activities, bond financing is utilized in many of the Company’s communities to construct on-site and off-site infrastructure improvements, including major roadway and water management systems and certain amenities. Bond financing is obtained through the establishment of a community development district, a local governmental entity. Although the Company is not obligated directly to repay some of the bonds, it guarantees district shortfalls under certain bond debt service agreements. User fees and special assessments payable upon sale of property benefited by the underlying improvements are designed to fund bond debt service, including principal and interest payments, as well as district operating and maintenance cost.

      The amount of bond obligations that have been issued over several years with respect to the Company’s communities total $204,185 and $177,500 at December 31, 2001 and 2000, respectively. The Company has accrued $36,286 and $26,944 as of December 31, 2001 and 2000, respectively, as its estimate of the amount of bond obligations that it may be required to fund. The Company could be required to fund guarantees of district shortfalls if such shortfalls exceed the Company’s estimates. Bond obligations at December 31, 2001 mature from 2004 to 2031.

WCI COMMUNITIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2001
(dollars in thousands, except share data)

16. Income Taxes

      The provision for income taxes consists of the following:

	For the years ended December 31,

	2001	2000	1999

Current:

Federal	$48,200	$29,790	$12,554

State	7,834	6,260	3,176

	56,034	36,050	15,730

Deferred:

Federal	10,451	14,072	11,947

State	1,738	2,340	1,986

	12,189	16,412	13,933

Release of valuation allowance	—	—	(35,225)

Income tax expense (benefit)	$68,223	$52,462	$(5,562)

      Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of the assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

      Deferred tax assets and liabilities consist of the following:

	December 31,

	2001	2000

Deferred tax assets:

Net unrealized built-in losses	$12,097	$15,338

Accruals	5,149	3,843

Deferred income	498	84

Amenities	487	437

Total deferred tax assets	18,231	19,702

Deferred tax liabilities:

Real estate inventories	26,563	15,402

Investments in joint ventures	(56)	2,173

Property and equipment	17,406	16,847

Intangibles	868	995

	44,781	35,417

Net deferred income tax liability	$(26,550)	$(15,715)

      For the year ended December 31, 1999, the deferred tax allowance of $35,225 was released due to a change in realizability. The basis for the release of the deferred tax allowance resulted from improved profitability during 1999 and increasing taxable income, resulting in cumulative taxable income over the prior two years and the current year, and forecasts projecting future taxable income.

      However, utilization of the unrealized built-in losses is limited to approximately $8,369 once ownership changes. Utilization of net unrealized built-in losses may be further limited in the event of a future ownership change of the Company.

WCI COMMUNITIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2001
(dollars in thousands, except share data)

      A reconciliation of the statutory rate and the effective tax rate follows:

	December 31,
	% of Pre-tax Income

	2001	2000	1999

Statutory rate	35.0	35.0	35.0

State income taxes, net of federal income tax benefit	3.6	3.6	3.6

Change in valuation allowance	—	—	(47.9)

Other	1.0	0.4	2.0

Effective rate	39.6	39.0	(7.3)

17. Stock Option Plans

      In December 1998, a stock option plan was approved for key employees. The plan is administered by a committee of the Board of Directors (the Compensation Committee) who determine the employees eligible to participate and the number of shares for which options are to be granted. The maximum number of shares available to be granted as of December 31, 2001 were an aggregate 3,638,172 common shares which is based on 10% of the issued and outstanding shares of the Company’s common stock. The exercise price is believed by management to be equal to the fair market value at date of grant and accordingly, no compensation cost was recorded. The majority of these options are classified as qualified incentive stock options under the Internal Revenue Code. Options vest from grant date over five years and are exercisable within ten years of the grant date, at which time the options will expire.

      In 1998, the Company adopted the 1998 WCI Communities, Inc. Non-Employee Director’s Stock Incentive Plan, pursuant to which non-qualified stock options to purchase up to 215,112 shares of the common stock of the Company may be granted to non-employee directors of the Company or any of its subsidiaries. The Compensation Committee administers the plan, and will from time to time grant options under the plan in such form and having such terms, conditions and limitations as the committee may determine in accordance with the plan. Participants may defer all or a portion of their directors’ meeting fees to apply to the exercise price of vested shares in the plan. During 1999, 28,682 options to purchase common stock were granted at a $6.01 option price. The exercise price is believed by management to be equal to the fair market value at date of grant and accordingly, no compensation cost was recorded. Options vest from grant date over 3 years and are exercisable within 10 years from grant date at which time the options expire.

      A summary of the changes in stock options during each of the three years ended December 31, is as follows:

	2001		2000		1999

		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Outstanding beginning of year	2,246,175	$6.01	1,776,525	$6.01	1,578,485	$6.01

Granted	466,793	10.46	617,730	6.01	482,554	6.01

Exercised	(64,348)	6.01	(3,136)	6.01	(4,322)	6.01

Canceled	(192,067)	6.96	(144,944)	6.01	(280,192)	6.01

Outstanding options — end of year	2,456,553	6.79	2,246,175	6.01	1,776,525	6.01

Options exercisable — end of year	1,274,775	6.01	946,639	6.01	809,892	6.01

      The exercise price per share and weighted average exercise price per share remained constant during 2000 and 1999.

WCI COMMUNITIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2001
(dollars in thousands, except share data)

      The following table summarizes information concerning outstanding and exercisable options at December 31, 2001:

	Options Outstanding			Options Exercisable

		Average	Weighted		Weighted
Exercise	Number	Remaining	Average	Number	Average
Price	Outstanding	Contract Life	Exercise Price	Exercisable	Exercise Price

$6.01	2,030,631	7.4	$6.01	1,274,775	$6.01
10.46	425,922	9.0	10.46	—	10.46

	2,456,553	7.7	6.79	1,274,775	6.01

      Had the Company elected to recognize compensation expense under the fair value method under SFAS 123 “Accounting for Stock Based Compensation,” pro-forma net income would be as follows:

	For the years ended
	December 31,

	2001	2000	1999

Net income:

As reported	$102,235	$81,941	$79,893

Pro-forma	$101,849	$81,651	$79,385

Pro-forma earnings per share:

Basic	$2.80	$2.25	$2.18

Diluted	$2.73	$2.25	$2.18

Weighted average number of shares:

Basic	36,381,715	36,379,927	36,479,555

Diluted	37,268,832	36,379,927	36,479,555

      These pro-forma amounts may not be representative of the effect on pro-forma net income in future years, since the estimated fair value of stock options is amortized over the vesting period and additional options may be granted in future years.

      The weighted average fair value of options granted during 2001, 2000 and 1999 was $2.67, $1.93 and $1.77 respectively, per share at date of grant. The fair values of options granted were estimated using the Black-Scholes option pricing model with the following assumptions; expected option life of six years, dividend yield of $0 and expected volatility of 0% for each year. The risk free interest rate assumptions range from 5.03% to 6.69% for 2001, 2000 and 1999.

18. Transactions with Related Parties

      Due to the nature of the following relationships, the terms of the respective agreements might not be the same as those, which would result from transactions among wholly unrelated parties. All significant related party transactions require approval by the Company’s non-employee board of directors.

      In March 1999, the Company, acquired for approximately $219,090 non-contiguous land in Palm Beach and Martin Counties, Florida from a shareholder. The acquisition was financed primarily through net proceeds from simultaneous resale of certain acquired land to third parties for approximately $116,120, $85,500 loan from a consortium of lenders secured by a first lien on the property held and $17,470 in cash. No gain was recognized by the Company on this transaction. In addition, the Company also remitted $8,100 to an escrow agent for land subject to a right of first refusal for purchase by a third party, which the Company purchased in July 1999. In conjunction with

WCI COMMUNITIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2001
(dollars in thousands, except share data)

the acquisition, the Company assumed approximately $12,665 of future land improvement obligations of which $11,734 are outstanding at December 31, 2001.

      One shareholder provides financial and management consulting services to the Company under a management contract. Management fees totaled $645, $660 and $725 for the years ended December 31, 2001, 2000 and 1999, respectively.

      In 1997, a triple-net lease agreement for an office building was entered into with a related party. The lease term expires in May 2007, and rent of $1,180, $1,370 and $1,078 was incurred for the years ended December 31, 2001, 2000 and 1999, respectively. Pursuant to four separate lease agreements, a related party leases commercial office space to the Company with lease expirations ranging from December 2001 to August 2007. Payments under the leases aggregated approximately $284 and $248 in 2001 and 2000, respectively.

      On June 15, 1999, the Company sold multi-family residential parcels to a related party for $6,000. As a result of this transaction, $600 of revenue was deferred and approximately $1,517 of profit was recognized. The note was repaid in January 2002.

      A related party acquired an airplane in 2000, which is being leased to the Company under a shared usage agreement. Lease and usage payments totaled $523 and $555 for the years ended December 31, 2001 and 2000, respectively.

      In February 2001, the Company paid $719 to a stockholder for services rendered in connection with the offering of 10 5/8% senior subordinated notes due 2001. In addition, an affiliate of the stockholder purchased $25,000 of 10 5/8% senior subordinated notes due 2011 in connection with the offering of those notes and another affiliate of the stockholder is a participant under the senior secured credit facility having provided $35,000 of term loans under that facility.

      In December 2001, five members of management who are shareholders formed a partnership and entered into a non-cancelable contract to purchase a residential tower unit for $1,400 from the Company. The partnership paid non-refundable deposits of $280 for the rights to purchase their unit at completion.

19. Commitments and Contingencies

      The Company leases building space for its management offices, sales offices and other equipment and facilities. Minimum future commitments under non-cancelable operating leases having a remaining term in excess of one year as of December 31, 2001 are as follows:

2002	$7,793

2003	6,644

2004	5,203

2005	3,347

2006	2,341

Thereafter	2,657

$27,985

      Rental expense including base and operating cost reimbursements of $13,524, $10,155 and $6,809 was incurred for the years ended December 31, 2001, 2000 and 1999, respectively.

      The Company has surety bond lines with approximately $110,351 outstanding at December 31, 2001.

WCI COMMUNITIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2001
(dollars in thousands, except share data)

      In July 2000, the Company acquired land subject to a $6,000 unsecured obligation to the seller, an unaffiliated party. The obligation is due no later than June 2003. The Company is also responsible for payment of license fees.

      From time to time, the Company has been involved in various litigation matters involving ordinary and routine claims incidental to its business. In addition, in May 2000, individuals filed a lawsuit against the Company, which seeks class action status, and arising out of a preferred builder program under which plaintiffs purchased vacant lots and then contracted with a builder of their choice to construct a residence on their lots. In consideration of the extensive costs incurred by the Company associated with the marketing, sales and advertising of the community for the benefit of the builders, who participated in the program, these builders were required to pay a marketing fee to the Company based on a percentage of the construction cost of the home. Plaintiffs assert that the Company had an obligation to disclose to them that the preferred builder would pay a marketing fee to the Company. The plaintiffs have demanded unspecified money damages and have alleged, among other things, violation of the federal Racketeering, Influenced and Corrupt Organizations Act and the Real Estate Settlement Procedures Act. In March 2002, the Court denied plaintiffs’ preliminary motion for class certification, however, plaintiffs have thirty days to appeal this ruling. This litigation is still in its early stages and accordingly, the Company is not yet able to determine whether the resolution of this matter will have a material adverse effect on the Company’s financial condition or results of operations, although the Company believes it has meritorious defenses and intends to vigorously defend this action.

      In accordance with various amenity and equity club documents, the Company operates the facilities until control of the amenities are transferred to the membership. In addition, the Company is required to fund the cost of constructing club facilities and acquiring related equipment and to support operating deficits prior to turnover.

      The Company may be responsible for funding certain condominium, homeowner and foundation deficits in the ordinary course of business. The Company does not currently believe these obligations will have any material adverse effect on its financial position or results of operations and cash flows.

20. Supplemental Guarantor Information

      Obligations to pay principal and interest on the Company’s senior subordinated notes are guaranteed fully and unconditionally by the Company’s wholly owned subsidiaries. Separate financial statements of the guarantors are not provided, as subsidiary guarantors are 100% owned by the Company and guarantees are full, unconditional, joint and several. Supplemental consolidating financial information of the Company’s guarantors is presented below.

WCI COMMUNITIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2001
(dollars in thousands, except share data)

Consolidating Balance Sheet

	December 31, 2001

				Consolidated
	WCI			WCI
	Communities,	Guarantor	Eliminating	Communities,
	Inc.	Subsidiaries	Entries	Inc.

Assets

Cash and cash equivalents	$45,382	$12,611	$—	$57,993

Restricted cash	1,749	17,366	—	19,115

Contracts receivable	230,412	169,304	—	399,716

Mortgage loans held for sale	—	35,010	—	35,010

Mortgage notes and accounts receivable	11,411	12,353	—	23,764

Real estate inventories	414,481	359,962	—	774,443

Investments in amenities	23,929	13,930	—	37,859

Property and equipment	37,268	62,458	—	99,726

Investments in joint ventures	8,696	29,159	—	37,855

Investment in guarantor subsidiaries	231,884	—	(231,884)	—

Other assets	271,314	24,259	(246,926)	48,647

Goodwill and other intangible assets	21,462	15,602	—	37,064

Total assets	$1,297,988	$752,014	$(478,810)	$1,571,192

Liabilities and Shareholders’ Equity

Accounts payable and accrued expenses	$92,350	$86,387	$—	$178,737

Customer deposits and other liabilities	123,855	339,140	(235,032)	227,963

Deferred income tax liabilities	27,667	10,777	(11,894)	26,550

Community development district obligations	18,441	17,845	—	36,286

Senior secured credit facility	250,000	—	—	250,000

Senior subordinated notes	354,936	—	—	354,936

Mortgages and notes payable	11,694	65,981	—	77,675

	878,943	520,130	(246,926)	1,152,147

Commitments and contingencies Shareholders’ equity	419,045	231,884	(231,884)	419,045

Total liabilities and shareholders’ equity	$1,297,988	$752,014	$(478,810)	$1,571,192

WCI COMMUNITIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2001
(dollars in thousands, except share data)

Consolidating Balance Sheet

	December 31, 2000

				Consolidated
	WCI			WCI
	Communities,	Guarantor	Eliminating	Communities,
	Inc.	Subsidiaries	Entries	Inc.

Assets

Cash and cash equivalents	$49,143	$6,594	$—	$55,737

Restricted cash	1,549	13,972	—	15,521

Contracts receivable	155,882	72,860	—	228,742

Mortgage notes and accounts receivable	17,775	16,439	(892)	33,322

Real estate inventories	405,809	243,198	—	649,007

Investments in amenities	9,849	24,983	—	34,832

Property and equipment	25,513	55,804	—	81,317

Investments in joint ventures	10,712	25,080	—	35,792

Investment in guarantor subsidiaries	192,904	—	(192,904)	—

Investment in parent entities	—	44,572	(44,572)	—

Other assets	118,274	21,994	(102,159)	38,109

Goodwill and other intangible assets	23,263	17,454	—	40,717

Total assets	$1,010,673	$542,950	$(340,527)	$1,213,096

Liabilities and Shareholders’ Equity

Accounts payable and accrued expenses	$105,352	$41,972	$(892)	$146,432

Customer deposits and other liabilities	92,185	173,295	(94,620)	170,860

Deferred income tax liabilities	23,254	—	(7,539)	15,715

Community development district obligations	26,944	—	—	26,944

Senior secured credit facility	289,000	—	—	289,000

Finance subsidiary debt	—	72,495	—	72,495

Mortgages and notes payable	53,134	62,284	—	115,418

Subordinated notes	100,783	—	(43,773)	57,010

	690,652	350,046	(146,824)	893,874

Commitments and contingencies Shareholders’ equity	320,021	192,904	(193,703)	319,222

Total liabilities and shareholders’ equity	$1,010,673	$542,950	$(340,527)	$1,213,096

WCI COMMUNITIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2001
(dollars in thousands, except share data)

Consolidating Statement of Income

	For the year ended December 31, 2001

				Consolidated
	WCI			WCI
	Communities,	Guarantor	Eliminating	Communities,
	Inc.	Subsidiaries	Entries	Inc.

Revenues

Homebuilding	$644,060	$261,997	$—	$906,057

Parcel and lot	23,556	24,312	—	47,868

Amenity membership and operations	33,867	41,473	—	75,340

Real estate services and other	9,186	90,389	(18,557)	81,018

Total revenues	710,669	418,171	(18,557)	1,110,283

Costs of Sales

Homebuilding	441,903	182,647	—	624,550

Parcel and lot	14,089	16,061	—	30,150

Amenity membership and operations	15,760	34,772	—	50,532

Real estate services and other	931	59,485	—	60,416

Total costs of sales	472,683	292,965	—	765,648

Contribution margin	237,986	125,206	(18,557)	344,635

Other Expenses

Interest expense, net	76,498	(5,409)	(18,557)	52,532

Selling, general, administrative and other	87,833	31,854	—	119,687

Total other expenses	164,331	26,445	(18,557)	172,219

Income before income taxes and equity in income of guarantor subsidiaries and extraordinary item	73,655	98,761	—	172,416

Income tax expense	(28,162)	(40,061)	—	(68,223)

Equity in income of guarantor subsidiaries, net of tax	56,742	—	(56,742)	—

Income before extraordinary item	102,235	58,700	(56,742)	104,193

Extraordinary item:

Net loss on debt restructuring	—	(1,958)	—	(1,958)

Net income	$102,235	$56,742	$(56,742)	$102,235

WCI COMMUNITIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2001
(dollars in thousands, except share data)

Consolidating Statement of Income

	For the year ended December 31, 2000

				Consolidated
	WCI			WCI
	Communities,	Guarantor	Eliminating	Communities,
	Inc.	Subsidiaries	Entries	Inc.

Revenues

Homebuilding	$465,816	$148,849	$—	$614,665

Parcel and lot	88,169	42,749	—	130,918

Amenity membership and operations	18,632	52,342	—	70,974

Real estate services and other	10,831	60,180	(5,416)	65,595

Total revenues	583,448	304,120	(5,416)	882,152

Costs of Sales

Homebuilding	337,969	107,417	—	445,386

Parcel and lot	35,442	23,935	—	59,377

Amenity membership and operations	8,726	47,094	—	55,820

Real estate services and other	644	45,707	—	46,351

Total costs of sales	382,781	224,153	—	606,934

Contribution margin	200,667	79,967	(5,416)	275,218

Other Expenses

Interest expense, net	42,186	6,593	(5,416)	43,363

Selling, general, administrative and other	76,377	21,075	—	97,452

Total other expenses	118,563	27,668	(5,416)	140,815

Income before income taxes and equity in income of guarantor subsidiaries	82,104	52,299	—	134,403

Income tax expense	(31,833)	(20,629)	—	(52,462)

Equity in income of guarantor subsidiaries, net of tax	31,670	—	(31,670)	—

Net income	$81,941	$31,670	$(31,670)	$81,941

WCI COMMUNITIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2001
(dollars in thousands, except share data)

Consolidating Statement of Income

	For the years ended December 31, 1999

				Consolidated
	WCI			WCI
	Communities,	Guarantor	Eliminating	Communities,
	Inc.	Subsidiaries	Entries	Inc.

Revenues

Homebuilding	$291,792	$137,045	$—	$428,837

Parcel and lot	76,339	55,334	—	131,673

Amenity membership and operations	43,636	32,671	—	76,307

Real estate services and other	4,378	46,152	(5,931)	44,599

Total revenues	416,145	271,202	(5,931)	681,416

Costs of Sales

Homebuilding	233,200	91,591	—	324,791

Parcel and lot	35,092	40,773	—	75,865

Amenity membership and operations	32,741	30,855	—	63,596

Real estate services and other	4,632	15,566	(522)	19,676

Total costs of sales	305,665	178,785	(522)	483,928

Contribution margin	110,480	92,417	(5,409)	197,488

Other Expenses

Interest expense, net	34,792	13,238	(5,409)	42,621

Selling, general, administrative and other	58,616	20,226	—	78,842

Total other expenses	93,408	33,464	(5,409)	121,463

Income before income taxes, equity in income of guarantor subsidiaries and extraordinary item	17,072	58,953	—	76,025

Income tax (expense) benefit	(6,528)	12,090	—	5,562

Equity in income of guarantor subsidiaries, net of tax	69,349	—	(69,349)	—

Income before extraordinary item	79,893	71,043	(69,349)	81,587

Extraordinary item:

Net loss on debt restructuring	—	(1,694)	—	(1,694)

Net income	$79,893	$69,349	$(69,349)	$79,893

WCI COMMUNITIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2001
(dollars in thousands, except share data)

Consolidating Statement of Cash Flows

	For the year ended December 31, 2001

				Consolidated
	WCI			WCI
	Communities,	Guarantor	Eliminating	Communities,
	Inc.	Subsidiaries	Entries	Inc.

Cash flows from operating activities:

Net income	$102,235	$56,742	$(56,742)	$102,235

Adjustments to reconcile net income to net cash (used in) provided by operating activities:

Net loss on debt restructuring	—	1,958	—	1,958

Deferred income taxes	5,957	10,777	(4,355)	12,379

Depreciation and amortization	7,977	4,836	—	12,813

Gain on disposal of property and equipment	(4,981)	—	—	(4,981)

Losses (earnings) from investments in joint ventures, net of write-offs	452	(2,363)	—	(1,911)

Distributions from (contributions to) investments in joint ventures, net	1,564	(1,716)	—	(152)

Equity in earnings of guarantor subsidiaries	(56,742)	—	56,742	—

Distributions from guarantor subsidiaries (contributions from parent), net	17,762	(17,762)	—	—

Repayment of investments in parent entities	—	44,572	(44,572)	—

Changes in assets and liabilities:

Restricted cash	(200)	(3,394)	—	(3,594)

Contracts and accounts receivable	(75,349)	(93,617)	(892)	(169,858)

Mortgage loans held for sale	—	(35,010)	—	(35,010)

Real estate inventories	(8,672)	(116,764)	—	(125,436)

Investments in amenities	(14,080)	16,399	—	2,319

Other assets	(145,323)	(5,768)	145,566	(5,525)

Accounts payable and accrued expenses	(13,002)	45,648	892	33,538

Customer deposits and other liabilities	27,669	165,845	(140,412)	53,102

Net cash (used in) provided by operating activities	(154,733)	70,383	(43,773)	(128,123)

Cash flows from investing activities:

Principal reductions on mortgages and notes receivable, net	7,183	1,259	—	8,442

Additions to property and equipment, net	(9,657)	(14,672)	—	(24,329)

Net cash used in investing activities	(2,474)	(13,413)	—	(15,887)

Cash flows from financing activities:

Net repayments on senior secured credit facility	(39,000)	—	—	(39,000)

Net (repayments) borrowings on mortgages and notes payable	(41,440)	3,697	—	(37,743)

Proceeds from borrowings on senior subordinated notes	355,250	—	—	355,250

Principal repayments on subordinated notes	(100,783)	—	43,773	(57,010)

Net repayments on finance subsidiary debt	—	(72,495)	—	(72,495)

Debt issue costs	(12,123)	—	—	(12,123)

Net (reductions) additions on community development district obligations	(8,503)	17,845	—	9,342

Proceeds from exercise of stock options	45	—	—	45

Net cash provided by (used in) financing activities	153,446	(50,953)	43,773	146,266

Net (decrease) increase in cash and cash equivalents	(3,761)	6,017	—	2,256

Cash and cash equivalents at beginning of year	49,143	6,594	—	55,737

Cash and cash equivalents at end of year	$45,382	$12,611	$—	$57,993

WCI COMMUNITIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2001
(dollars in thousands, except share data)

Consolidating Statement of Cash Flows

	For the year ended December 31, 2000

				Consolidated
	WCI			WCI
	Communities,	Guarantor	Eliminating	Communities,
	Inc.	Subsidiaries	Entries	Inc.

Cash flows from operating activities:

Net income	$81,941	$31,670	$(31,670)	$81,941

Adjustments to reconcile net income to net cash (used in) provided by operating activities:

Deferred income taxes	5,305	—	10,410	15,715

Depreciation and amortization	7,114	5,170	—	12,284

Gain on disposal of property and equipment	(4,507)	—	—	(4,507)

(Earnings) losses from investments in joint ventures, net of write-offs	(2,682)	1,362	—	(1,320)

Contributions to investments in joint ventures, net	(23)	(9,055)	—	(9,078)

Equity in earnings of guarantor subsidiaries	(31,670)	—	31,670	—

Distributions from guarantor subsidiaries (contributions from parent), net	14,364	(14,364)	—	—

Changes in assets and liabilities:

Restricted cash	4,369	(3,225)	—	1,144

Contracts and accounts receivable	(130,642)	9,702	(174)	(121,114)

Real estate inventories	(22,999)	(25,549)	—	(48,548)

Investments in amenities	97	9,015	—	9,112

Other assets	(44,589)	3,968	28,684	(11,937)

Accounts payable and accrued expenses	48,673	9,193	174	58,040

Customer deposits and other liabilities	33,813	53,897	(40,649)	47,061

Net cash (used in) provided by operating activities	(41,436)	71,784	(1,555)	28,793

Cash flows from investing activities:

Principal reductions on mortgages and notes receivable	953	809	—	1,762

Disposals of (additions to) property and equipment	8,591	(20,680)	—	(12,089)

Proceeds from sale of property and equipment	14,175	—	—	14,175

Payment for purchase of assets of real estate brokerages	—	(4,064)	—	(4,064)

Net cash provided by (used in) investing activities	23,719	(23,935)	—	(216)

Cash flows from financing activities:

Net borrowings on senior secured credit facility	2,370	—	—	2,370

Net borrowings (repayments) on mortgages and notes payable	43,863	(13,333)	1,555	32,085

Net repayments on finance subsidiary debt	—	(26,367)	—	(26,367)

Debt issue costs	(2,694)	(1,587)	—	(4,281)

Net reductions on community development district obligations	(6,650)	(3,270)	—	(9,920)

Purchase of treasury stock	(446)	—	—	(446)

Other	227	—	—	227

Net cash provided by (used in) financing activities	36,670	(44,557)	1,555	(6,332)

Net increase in cash and cash equivalents	18,953	3,292	—	22,245

Cash and cash equivalents at beginning of year	30,190	3,302	—	33,492

Cash and cash equivalents at end of year	$49,143	$6,594	$—	$55,737

WCI COMMUNITIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2001
(dollars in thousands, except share data)

Consolidating Statement of Cash Flows

	For the year ended December 31, 1999

				Consolidated
	WCI			WCI
	Communities,	Guarantor	Eliminating	Communities,
	Inc.	Subsidiaries	Entries	Inc.

Cash flows from operating activities:

Net income	$79,893	$69,349	$(69,349)	$79,893

Adjustments to reconcile net income to net cash provided by operating activities:

Release of tax asset valuation allowance, net	(30,296)	11,796	—	(18,500)

Deferred income taxes	17,949	(123)	(17,826)	—

Depreciation and amortization	8,435	2,868	—	11,303

Net loss on debt restructuring	—	1,694	—	1,694

Losses (earnings) from investments in joint ventures, net of write-offs	266	(210)	—	56

(Contributions to) distributions from investments in joint ventures, net	(350)	505	—	155

Equity in earnings of guarantor subsidiaries	(69,349)	—	69,349	—

Distributions from guarantor subsidiaries (contributions to parent), net	4,966	(4,966)	—	—

Changes in assets and liabilities:

Restricted cash	(2,936)	8,079	—	5,143

Contracts and accounts receivable	36,052	38,797	(14,080)	60,769

Real estate inventories	(22,228)	(116,702)	—	(138,930)

Investments in amenities	26,595	(21,674)	—	4,921

Other assets	(8,268)	(22,828)	48,854	17,758

Accounts payable and accrued expenses	(19,349)	6,458	8,880	(4,011)

Customer deposits and other liabilities	(10,248)	45,948	(36,929)	(1,229)

Net cash provided by operating activities	11,132	18,991	(11,101)	19,022

Cash flows from investing activities:

(Additions to) principal reductions on mortgages and notes receivable	(8,245)	2,353	13,744	7,852

Disposals of (additions to) property and equipment	23,523	(35,356)	—	(11,833)

Other	—	3,000	—	3,000

Payment for purchase of assets of real estate brokerages	—	(350)	—	(350)

Net cash provided by (used in) investing activities	15,278	(30,353)	13,744	(1,331)

Cash flows from financing activities:

Net borrowings on senior secured credit facilities	60,750	—	—	60,750

Net repayments on mortgages and notes payable	(52,067)	(269)	(1,556)	(53,892)

Net borrowings on finance subsidiary debt	—	4,704	—	4,704

Debt issue costs	(8,000)	(2,857)	—	(10,857)

Net reductions on community development district obligations	(3,333)	(2,280)	—	(5,613)

Purchase of treasury stock	(349)	—	—	(349)

Other	1,087	—	(1,087)	—

Net cash used in financing activities	(1,912)	(702)	(2,643)	(5,257)

Net increase (decrease) in cash and cash equivalents	24,498	(12,064)	—	12,434

Cash and cash equivalents at beginning of year	5,692	15,366	—	21,058

Cash and cash equivalents at end of year	$30,190	$3,302	$—	$33,492

WCI COMMUNITIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2001
(dollars in thousands, except share data)

21. Quarterly Financial Information (unaudited)

      Quarterly financial information for the years ended December 31, 2001 and 2000 is presented below:

	2001

	First	Second	Third	Fourth	Total

Revenue	$196,959	$234,820	$271,767	$406,737	$1,110,283

Contribution margin	58,691	71,722	86,835	127,387	344,635

Income from operations before income taxes and extraordinary items	18,257	31,243	43,569	79,347	172,416

Income before extraordinary item	10,934	18,714	26,386	48,159	104,193

Extraordinary item, net of tax	(1,870)	(88)	—	—	(1,958)

Net income	9,064	18,626	26,386	48,159	102,235

Earnings per share:

Basic:

Income before extraordinary item	.30	.51	.73	1.32	2.86

Extraordinary item	(.05)	—	—	—	(.05)

Net income	.25	.51	.73	1.32	2.81

Diluted:

Income before extraordinary item	.30	.50	.71	1.29	2.80

Extraordinary item	(.05)	—	—	—	(.05)

Net income	.25	.50	.71	1.29	2.75

Weighted average number of shares:

Basic	36,381,715	36,381,715	36,381,715	36,381,715

Diluted	37,324,518	37,262,486	37,244,733	37,244,733

	2000

	First	Second	Third	Fourth	Total

Revenue	$140,062	$162,442	$184,271	$395,377	$882,152

Contribution margin	44,235	54,078	48,903	128,002	275,218

Income from operations before income taxes and extraordinary items	16,229	22,860	17,703	77,611	134,403

Net income	9,696	13,676	11,118	47,451	81,941

Earnings per share:

Basic and diluted:

Net income	.26	.38	.31	1.30	2.25

Weighted average number of shares:

Basic and diluted	36,397,064	36,374,256	36,374,256	36,374,256

WCI Communities, Inc.

OFFER TO EXCHANGE ALL OUTSTANDING 9 1/8% SENIOR SUBORDINATED NOTES DUE 2012 FOR 9 1/8% SENIOR SUBORDINATED NOTES DUE 2012, WHICH HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933

UNCONDITIONALLY GUARANTEED ON A SENIOR SUBORDINATED BASIS BY ALL OUR CURRENT SUBSIDIARIES.

PROSPECTUS

       UNTIL AUGUST 1, 2002, ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS’ OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THE UNSOLD ALLOTMENT OR SUBSCRIPTIONS.

May 3, 2002